UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

File No. 812-13441

In the matter of:	x
IndexIQ ETF Trust (formerly	x
known as “IQShares Trust”);	x
IndexIQ Advisors LLC; and	x
ALPS Distributors, Inc.	x

Fourth Amended and Restated Application for an Order under Section 6(c) of the Investment Company Act of 1940 for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act.

All communications and orders to:

IndexIQ ETF Trust	IndexIQ Advisors LLC
c/o Gregory Bassuk	c/o Gregory Bassuk
IndexIQ Advisors LLC	800 Westchester Avenue, Suite N-611
800 Westchester Avenue, Suite N-611	Rye Brook, NY 10573
Rye Brook, NY 10573

ALPS Distributors, Inc.
c/o Thomas A. Carter
1290 Broadway, Suite 1100
Denver, CO 80203

With a copy to:

Kathleen H. Moriarty, Esq.
Katten Muchin Rosenman LLP
575 Madison Avenue
New York, New York 10022

Page 1 of 163 sequentially numbered pages (including exhibits)

As filed with the Securities and Exchange Commission on February 12, 2009

		3.	Additional Objectives	41
		4.	Portfolio Investments	41
	L.	Management of the Funds		49
	M.	Exchange Listing		49
	N.	Sales of Fund Shares		51
		1.	General	51
		2.	Transaction Fees	52
		3.	Purchase of Creation Units-General	54
		4.	Payment Requirements for Creation Units	54
		5.	Placement and Acceptance of Creation Unit Purchase Orders	58
		6.	Purchases Through the NSCC Clearing Process	58
		7.	Purchases “Outside” the NSCC Clearing Process	58
		8.	Rejection of Creation Unit Purchase Orders	61
	O.	Pricing		62
	P.	Redemption		63
	Q.	Qualification as a Regulated Investment Company		67
	R.	Dividends, Distributions and Taxes		68
	S.	Dividend Reinvestment Service		69
	T.	Shareholder Transaction and Distribution Expenses		69
	U.	Shareholder Reports		70
	V.	Availability of Information Regarding Shares and Indexes		70
	W.	Sales and Marketing Materials; Prospectus Disclosure		72
	X.	Procedure by Which Shares Will Reach Investors; Disclosure Documents		76
III.	Relief Requested Related to the Establishment and Operation of the Funds as ETFs and
	Purchases and Sales of their Shares in Excess of the Limits Imposed by Section 12(d)(1) of
	the Act			79
	A.	Summary of the Amended Application Relating to the Establishment and Operation of
		the Funds as ETFs		79
	B.	Summary of the Amended Application with Respect to Section 12(d)(1) of the Act		81
	C.	Benefits of the Proposal - General		82
	D.	Market-Basket Products		83
	E.	Shares as a Market-Basket Alternative		85
	F.	Maintaining a Competitive Position in the International Financial Community		85
	G.	Introducing Additional Competition into the U.S. ETF Market		86
	H.	IndexIQ ETF Trust and its Funds do Not Raise Concerns		86

	1.	Structure and Operation of IndexIQ ETF Trust and its Funds Compared to Prior
		ETFs	86
	2.	Investor Uses and Benefits of Products	89
	3.	Potential Conflicts of Interest Similar to Those Involved in Prior Approvals	90
	4.	The Commission Should Grant the Exemptive Relief Requested in this Amended
		Application	93
IV.	Request for Order		93
A.	Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)		93
B.	Exemption from the Provisions of Section 22(d) and Rule 22c-1		95
C.	Exemption from the Provisions of Section 22(e) of the Act		98
D.	Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)		102
E.	Request for 12(d)(1) Relief: Exemption from the Provisions of Sections 12(d)(1)(A),
	12(d)(1)(B) and 17(a) of the Act		107
	1.	General	107
	2.	The Acquiring Funds	108
	3.	Proposed Transactions are Similar to those which have Received Section 12(d)(1)
		Relief	109
	4.	Fees and Expenses	110
	5.	Proposed Conditions and Disclosure	111
	6.	Legal Analysis	112
	(c)	Concerns Underlying Section 12(d)(1)(J)	115
V.	Precedent and Comparability of Relief Sought to Prior Relief Granted By the Commission		129
VI.	Express Conditions to this Amended Application		134
VII.	Names and Addresses and Procedural Matters		142
VIII.	Authorization and Signatures		144
Appendix A		Verification of Application and Statement of Fact	146
Appendix B		Brief Description of Initial FOF Funds
		and Their Respective FOF Indexes	149
Appendix C		FOF Rule Book: Rules-Based Process	151

I. Introduction

     A. Summary of Application

     In this Fourth Amended and Restated Application dated as of February 12, 2009 (“Amended Application”), the undersigned applicants (“Applicants”)1 apply for and request an order under Section 6(c) of the Investment Company Act of 1940, as amended (“Act”) for an exemption from Sections 2(a)(32), 5(a)(1), 22(d) and 22(e) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act for an exemption from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act (referred to herein as the “Order”).

     The Order, if granted, would permit, among other things:

(a)	the series of the open-end investment company described herein and identified in Appendix B (each a series of IndexIQ ETF Trust (“Trust”) and individually referred to as a “Fund”, and collectively as “Funds”) to issue their shares (“Shares”) redeemable in large aggregations only;

(b)	secondary market transactions in Shares to be effected at negotiated market prices rather than at net asset value (“NAV”) on a national securities exchange as defined in Section 2(a)(26) of the Act (“Exchange”), such as the NYSE Alternext US (“Alternext”), NYSE Arca, Inc. and NYSE Arca Marketplace, LLC (collectively, “NYSE Arca”), New York Stock Exchange LLC (“NYSE”), and The Nasdaq Stock Market, Inc. (“NASDAQ”);

(c)	relief from the seven (7) calendar day redemption requirement for certain Funds under certain circumstances;

1 All existing entities that intend to rely on the requested order have been named as Applicants. Any other existing or future entity that subsequently relies on the order will comply with the terms and conditions of the Application. A Fund of Funds (as defined below) may rely on the Order only to invest in Single-Tier Funds (as defined below) and not in any other registered investment company, Initial Fund or FOF Fund (as defined below).

(d)	certain affiliated persons of the open-end investment companies described herein to deposit securities into, and receive securities from, such investment companies, in connection with the purchase and redemption of aggregations of Shares of such investment companies;

(e)	registered open-end management investment companies and unit investment trusts that are not advised or sponsored by IndexIQ Advisors LLC (“Advisor”) or an entity controlling, controlled by or under common control with the Advisor, and not part of the same “group of investment companies” as defined in Section 12(d)(1)(G)(ii) of the Act as the Funds (“Acquiring Management Companies” and “Acquiring Trusts”, respectively, and collectively, “Acquiring Funds”), to acquire Shares of certain Funds beyond the limits of Section 12(d)(1)(A) of the Act; and

(f)	certain Funds and/or any broker-dealer (“Broker”) registered under the Securities Exchange Act of 1934, as amended (“Exchange Act”) to sell Shares to Acquiring Management Companies and Acquiring Trusts beyond the limits of Section 12(d)(1)(B) of the Act.

     Applicants believe that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund; and that the proposed transactions are consistent with the general purposes of the Act and (iii) with respect to the relief requested under Section 12(d)(1)(J) of the Act, the requested exemption is consistent with the public interest and the protection of investors. The relief requested by Applicants with respect to Sections 2(a)(32), 5(a)(1), 17(a)(1), 17(a)(2), 22(d) and 22(e) of the Act and Rule 22c-1 thereunder will be referred to herein as “ETF Relief”, the relief requested with respect to Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a) of the Act will be referred to herein as “Section 12(d)(1) Relief” and ETF Relief and Section 12(d)(1) Relief collectively will be referred to herein as “Relief”.

     B. Comparability of Relief Sought to Prior Relief Granted by the Securities and Exchange Commission

     The requested Relief is virtually identical to that granted recently by the Commission to the exchange-traded funds (“ETFs”) issued by the WisdomTree Trust2 (“WisdomTree Trust”) and is substantially identical to the relief granted to the ProShares Trust (“ProShares Trust”), NETS Trust (“NETS Trust”), Market Vector Trust (“Market Vectors Trust”), Claymore Index ETF Trust (“Claymore Trust”); First Trust (“First Trust”), Rydex ETF Trust (“Rydex Trust”), PowerShares Exchange-Traded Fund Trust (“Powershares Trust”), Fidelity CommonWealth Trust (“Fidelity Trust”), FRESCO Index Shares Funds (“Fresco Funds”), Vanguard Index Funds (“Vanguard Trust” ), iShares Trust (“iShares Trust”), Select Sector SPDR Trust (“Select Sector SPDRs Trust”), iShares MSCI Series (formerly known as “WEBS”) (“WEBS”), and CountryBaskets Index Fund, Inc. (“CountryBaskets”) (collectively, “Prior Open-end ETFs”).3 The requested Relief is also very similar to that granted by the Commission to certain UITs: the

2 In the Matter of WisdomTree Investments, Inc., et al.; (File No. 812-13280) Investment Company Act Release No. 27391 (June 12, 2006) (“WisdomTree Order”).

3 In the Matter of ProShares Trust, et al. ,( File No. 812-13382) Investment Company Act Release Nos. 27323 (May 18, 2006) (notice) and 27394 (June 13, 2006) (order), as subsequently amended by ProShares Trust, et al., Investment Company Act Release Nos. 27609 (Dec. 22, 2006) (notice) and 27666 (Jan. 18, 2007) (order), as further amended by ProShares Trust, et al Investment Company Act Release No. 27975 (Sep. 21, 2007) (notice) ( collectively “ProShares Order”); In the Matter of NETS, et al., Investment Company Act Release Nos. 28166 (February 25, 2008)(notice) and 28195(March 17, 2008)(order) (“NETS Order”), In the Matter of Market Vectors Funds, et al., (File No. 812-13339) Investment Company Act Release No. 27742 (February 27, 2007) (“Market Vectors Order”); In the Matter of Claymore Exchange-Traded Fund Trust, et al.; (“Claymore”) (File No. 812-13297) Investment Company Act Release No. 27483 (September 18, 2006) (“Claymore Order”); In the Matter of First Trust et al , Investment Company Act Release No. 27068 (September 20, 2005)(“First Trust Order”); In the Matter of PowerShares Market-Traded Fund Trust, et al., Investment Company Act Release No. 25985 (March 28, 2003) (“PowerShares Order”); In the Matter of Rydex ETF Trust, et al, Investment Company Act Release No. 25970 (March 31, 2003) (“Rydex ETF Order”), In the Matter of Fidelity CommonWealth Trust, et al, Investment Company Act Release No. 26178 (September 12, 2003), (the “Fidelity Trust Order”); In the Matter of UBS Global Asset Management (US) Inc. and FRESCO Index Shares Funds, Investment Company Act Release No. 25767 (October 11, 2002) (the “FRESCO Order”); In the Matter of Vanguard Index Funds, Investment Company Act Release No. 24789 (December 12, 2000) (“Vanguard ETF Order”); In the Matter of Barclays Global Fund Advisors, Investment Company Act Release No. 24451 (May 12, 2000); In the Matter of Barclays Global Fund Advisors, Investment Company Act Release No. 24452 (May 12, 2000) (“iShares Orders”); In the Matter of the Select Sector SPDR Trust, Investment Company Act Release No. 23534 (November 13, 1998) (the “Select Sector SPDRs Order”); In the Matter of The Foreign Fund, Inc., et al, Investment Company Act Release No. 21803 (March 6, 1996) (“WEBS Order”); and In the Matter of CountryBaskets Index Fund, Inc., et al, Investment Company Act Release No. 21802 (March 5, 1996) (“CountryBaskets Order”).

(continued…)

BLDRS Index Funds Trust (“BLDRS Trust”), Nasdaq-100 Trust, Series 1 (“Nasdaq-100 Trust”), DIAMONDS Trust (“DIAMONDS Trust”), MidCap SPDR Trust, Series 1 (“MidCap SPDR Trust”), the SPDR Trust, Series 1 (“SPDR Trust”) and the SuperTrust Trust for Capital Market Fund, Inc. Shares (“SuperTrust”) (collectively, “Prior UIT ETFs”.)4 The Prior Open-end ETFs and the Prior UIT ETFs are collectively referred to herein as the “Prior ETFs”.

     The requested Relief relating to Section 12(d)(1)(J) is virtually identical to that granted to the WisdomTree Trust and also extremely similar to that granted to several of the Prior Open-End ETFs and Prior UIT ETFs mentioned above, including the relief in the orders granted by the Commission to the SPDR Trust; MidCap SPDR Trust; DIAMONDS Trust; iShares Trust; and Select Sector SPDR Trust.5

     No form having been specifically prescribed for this application, the Applicants proceed under Rule 0-2 of the General Rules and Regulations of the Commission.

     II. Background

     A. General

     Applicants intend to establish certain index-based market-basket investment products intended to be made available to both institutional and retail investors. Financial Development

(..continued)

4 In the Matter of BLDRS Index Funds Trust, et al, Investment Company Act Release No. 25797 (November 8, 2002) (“BLDRS Order”); In the Matter of the Nasdaq-100 Trust, et al, Investment Company Act Release No. 23702 (February 22, 1999) (“Nasdaq-100 Trust Order”); In the Matter of Diamonds Trust, et al, Investment Company Act Release No. 22979 (December 30, 1997) (“Diamonds Order”); In the Matter of MidCap SPDR Trust, Series 1, Investment Company Act Release No. 20844 (January 18, 1995) (the “MidCap Order”); In the Matter of SPDR Trust Series 1, Investment Company Act Release No. 19055 (October 26, 1992) (“SPDR Order”); and In the Matter of the SuperTrust Trust for Capital Market Fund, Inc. Shares, et al, Investment Company Act Release No. 17809 (October 19, 1990) (“SuperTrust Order”).

5 SPDR Trust, Series 1, et al., Investment Company Act Release Nos. 26392 (March 23, 2004) and 26419 (April 19, 2004) (order) (“SPY/ MDY/ DIA Order”) and, iShares Trust, et al., Investment Company Act Release Nos. 25969 (Mar. 21, 2003) (notice) and 26006 (April 15, 2003) (order) (“iShares Trust Order”).

HoldCo LLC6 has created a proprietary, rules-based methodology described below in Section II.B (“Rules-Based Process”) to create indexes for use by the Funds and other equity income investors (each an “Index” and collectively the “Indexes”7 ). The Indexes will be “transparent”, meaning that (i) both the Rules-Based Process and the composition of each Index will be freely available to the public, (ii) any change to the Rules-Based Process will be announced at least sixty (60) days prior becoming effective, (iii) any changes to constituents of and weightings of each Index will be announced at least two (2) days prior to the Reconstitution Date and the Rebalance Date (as both such terms are defined below) and (iv) all such changes will be made freely available to the public as well.

     On August 8, 2008, the Trust filed with the Commission a Notification of Registration on Form N-8A and a Registration Statement on Form N-1A (File No. 333-152915) in respect of the Initial Funds (defined below) that it intends to offer. The Trust is registered with the Commission as a series open-end management investment company authorized to offer an unlimited number of Funds, each of which will hold a separate investment portfolio of equity securities, and also may hold various financial instruments under certain circumstances, all as discussed below.

6 Financial Development HoldCo LLC (d/b/a/ INDEXIQ) is organized as a limited liability company established in Delaware and is referred to as either “FDH” or “IndexIQ” throughout this Application. As its principals are also the principals of IndexIQ Advisors LLC, FDH is an “affiliated person” (as such term is defined in Section 2(a)(3) of the Act) of the Advisor to the Trust as further described in Section II.E below. FDH is also an affiliated person of the Trust and its Funds within the meaning of Section 2(a)(3) of the Act.

7 The Indexes currently are not used by any investors other than the Funds (which have not yet commenced operations). However, FDH believes the Indexes are attractive alternatives to traditional capitalization-weighted indexes. Therefore, FDH intends to make the Indexes available to registered investment companies, as well as separately managed accounts of institutional investors and privately offered funds that are not deemed to be “investment companies” in reliance on Section 3(c) (1) or 3(c) (7) of the Act for which it acts as advisor or subadvisor (“Affiliated Accounts”) as well as other such registered investment companies, separately managed accounts and privately offered funds for which it does not act either as advisor or subadvisor (“Unaffiliated Accounts”). The Affiliated Accounts and the Unaffiliated Accounts (collectively referred to herein as “Accounts”), like the Funds, would seek to track the performance of one or more underlying Index(es) by investing in the constituents of such Index(es) or a representative sample of such constituents of the Index. Consistent with the relief

(continued…)

     Each Fund will have a distinct investment objective to track a particular Index. Certain Funds will be based on Domestic Indexes (defined below) (“collectively, Domestic Funds”), while others will be based on International Indexes (defined below) (collectively, “International Funds”), as further described herein.

     Each Fund will be advised by the Advisor and may also be subadvised by a separate, investment advisor, within the meaning of Section 2(a)(20)(B) of the Act, that is not otherwise an affiliated person of the Advisor or the Funds (“Subadvisor”). The Advisor will develop the overall investment program for each Fund and oversee any Subadvisor’s activities; the Subadvisor for any Fund will implement a portfolio strategy of tracking each Fund’s Index. None of the Funds presently intend to charge a load or impose a sales charge or 12b-1 distribution fee, although they reserve the right to do so in the future.8 Each Fund will hold as portfolio investments, before fees and expenses, certain equity securities and other financial instruments described below (collectively, “Portfolio Holdings”) selected to correspond generally to the price and yield performance of a specified equity securities Index.

     For purposes of this Amended Application, references to Funds include the Initial Funds, (as such term is defined below in the next paragraph), as well as any series of any existing or future open-end investment company registered under the Act that are advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor which operate pursuant to the terms and conditions stated in this Amended Application (“Future Funds”, and collectively, with the Initial Funds, the “Funds”). Certain of the Funds are based on Indexes

(..continued)

requested from Section 17(a) below, the Affiliated Accounts will not engage in Creation Unit transactions with a Fund.

8 See Section II.T. below.

which are comprised of equity securities issued by one or more of the following categories of issuers: (i) domestic issuers and (ii) non-domestic issuers meeting the requirements for trading in US markets (“Domestic Indexes”). Other Funds will be based on Indexes which are comprised (i) exclusively of equity securities issued by non-domestic issuers in international, global, emerging and/or frontier markets and (ii) of equity securities issued by both such non-domestic and domestic issuers (“International Indexes”). Future Funds may be based on Domestic Indexes as well as International Indexes. The Applicants request that the Order, if issued, apply equally to any Future Fund which operates pursuant to the terms and conditions stated in this Amended Application. Applicants will not seek to register any Future Funds or list the Shares of any Fund without complying with all applicable listing rules of the primary listing Exchange.

     The Trust intends initially to offer the five Funds identified in Appendix B (“Initial Funds”) based on the Indexes also identified and described in Appendix B (“Initial Indexes”).

     The Trust will issue, with respect to each Fund on a continuous offering basis, only specified large aggregations of Shares (each such aggregation a “Creation Unit”) currently expected within a range of 15,000 up to 200,000 Shares (e.g., 15,000 or 50,000 or another specified number of Shares for each Fund) as will be clearly stated in such Fund’s statutory prospectus (“Prospectus”).9 The size of a Creation Unit for each Fund will initially be determined by the Advisor, in part on the estimated initial trading price per Share of such Fund and the size of Creation Units for other ETFs trading at that time, as well as each Fund’s intended audience. Applicants expect that the initial price of a Creation Unit will be a minimum of $1 million10 and will fall in the range of

9 All representations and conditions contained in the application that require a Fund to disclose particular information in the Fund's prospectus and/or annual report shall be effective with respect to the Fund until the time that the Fund complies with the disclosure requirements adopted by the Commission in Investment Company Act Release No. 28584 (Jan. 13, 2009).

10 The size of a Creation Unit as stated in a Fund’s Prospectus may be changed, from time to time, by the Trust, if the individual Share price of such Fund increases to such an extent that the Creation Unit price becomes unappealing to investors and arbitrageurs seeking to create or redeem. In no case will the price of a Creation Unit be less than $1 million.

$1 million to $10 million, and that the initial trading price per Share of each Fund will fall in the range of $15 to $100. Individual Shares will not be individually redeemable. Only Shares assembled into Creation Units will be redeemable, but Creation Units will not be listed or traded. Applicants intend that the initial NAV of the Shares of each Fund be established per share at a level convenient for trading purposes.11 Applicants may choose to set the same initial value for each Fund, or may establish initial values that differ from Fund to Fund. Thereafter, the value for a Fund’s Shares will fluctuate.

     The Trust intends to submit an application to list Shares of the Initial Funds on NYSE Arca and Applicants have been advised by NYSE Arca that such application will be approved in due course. Shares of all Future Funds will be listed and traded individually on an Exchange. If the NYSE is the listing Exchange, it is expected that one or more member firms of such Exchange will be designated to act as a specialist and maintain a market on the Exchange for Shares trading on the Exchange (“Specialist”). If NYSE Arca is the listing Exchange, it is expected that one or more of the market makers that are members of NYSE Arca (“Arca Market Makers”') will register to make a market in Shares listed on NYSE Arca. If NASDAQ is the listing Exchange, one or more member firms of NASDAQ, will act as a market maker (“NASDAQ Market Maker”) and maintain a market on NASDAQ for Shares trading on NASDAQ.12

11 Applicants believe that a convenient trading range will be between $15 and $100 per Share. Therefore, each Fund will reserve the right to declare a stock split, or a reverse stock split, if the trading price over time deviates significantly from such price range. As discussed below, each investor in a Fund will have one vote per Share.

12 If Shares are listed on NASDAQ, no particular NASDAQ Market Maker will be contractually obligated to make a market in Shares, although NASDAQ’s listing requirements stipulate that at least two NASDAQ Market Makers must be registered in Shares to maintain the listing. Registered Arca Market Makers and NASDAQ Market Makers are required to make a continuous, two-sided market at all times or they are subject to regulatory sanctions. No Arca Market Maker, NASDAQ Market Maker or Specialist will be an affiliated person, or an affiliated person of an

(continued…)

     Applicants believe that the Funds, like all other ETFs, must be available on an “open-end” basis (i.e., continuously offered) and provide ready redeemability for investors presenting one or more Creation Units for redemption. This open-end structure of each Fund will permit efficiencies in pricing, be otherwise most responsive to market needs and demands and minimize the costs that are sometimes encountered in connection with the underwritten public offerings of shares of closed-end funds. Therefore, purchases and redemptions of Creation Units of each Fund, generally will be made by an in-kind tender of specified securities, with any cash portion of the purchase price and redemption proceeds to be kept to a minimum, all in the manner described below in Section II.N.4. “Payment Requirements for Creation Units” and Section II.P. “Redemption”. Applicants believe that this in-kind method is necessary for the operation of each Fund because it minimizes the need to liquidate Portfolio Holdings to meet redemptions or to acquire Portfolio Holdings in connection with purchases of Creation Units and would permit closer tracking of each Fund’s Index. Applicants submit that this in-kind mechanism also will provide a number of benefits to investors such as efficiencies in pricing, response to market needs and reductions in certain costs, such as brokerage fees, custodian fees and various other fund overhead costs and fund accounting costs, and significant reductions in transfer agency fees, as well as potential tax efficiencies, all as discussed herein.

     Applicants observe that the ETF structure is no longer novel; for well over a decade, the Commission has had an opportunity to review the operation of ETFs to determine that they would not lead to the abuses that the Act addresses. Presently, more than 600 of these products are

(..continued)

affiliated person, of the Funds, within the meaning of Section 2(a)(3) of the Act, except pursuant to Sections 2(a)(3)(A) and (C) of the Act due to ownership of Shares, as described below.

traded on Exchanges.13 In fact, some ETFs are among the most actively traded issues on an Exchange.14

     B. The Proprietary Indexes

     Applicants believe that each Fund’s investment strategy of tracking its Index fits squarely within the scope of existing ETF precedent. Indeed, Applicants submit that, were FDH not an “affiliated person” of the Advisor, the Trust and the Funds, (i) each Fund’s use of its Index would be indistinguishable from the use of existing equity indexes by other ETFs currently trading and (ii) FDH, as an index provider, would be viewed no differently than the existing index providers who create and license their intellectual property for use by various persons, such as portfolio managers and their funds, including ETFs. Applicants assert that the structure of the Funds as described herein is virtually identical to that of WisdomTree Trust and that the structure of the Initial Funds is substantially identical to the structure of the PowerShares Autonomic Balanced Growth NFA Global Asset Portfolio, the PowerShares Autonomic Balanced NVA Global Asset Portfolio and the PowerShares Autonomic Growth NFA Global Asset Portfolio (collectively, “PowerShares Autonomic ETFs”), as well as other existing ETFs (but for the presence of the affiliated index provider). Applicants further submit that the operation of the Funds and the Funds’ arbitrage mechanism, for all practical purposes, will be identical to the operation and arbitrage mechanism of ETFs now trading.

13 See, for example the ETFs and their daily trading volumes displayed on Yahoo Finance’s “Exchange Traded Fund Center” at http://finance.yahoo.com/etf/browser/tv. See, also Bloomberg, “U.S. ETF Trading Volume”.

14 For example, shares issued by the SPDR Trust (“SPDRs”) had an average daily trading volume since the inception of trading on the AMEX through December 31, 2005 of approximately 4,642,847 SPDRs and had an average daily trading volume during the calendar year 2005 of 4,757,279 SPDRs. In calendar year 2006, SPDRs had a total dollar value traded of over $2.298 trillion and total share volume trade of more than 17.596 billion shares and through June 2007, had traded more than $2.012 trillion and 13.512 billion, respectively.

     Applicants contend that the potential conflicts of interest arising from the fact that FDH, acting as index provider (“Index Provider”), is an “affiliated person” of the Advisor, are not actual concerns, and will not have any impact on the operation of the Funds, because the Indexes will maintain transparency, the Funds’ portfolios will be transparent and FDH, the Advisor, any Subadvisor and the Funds each will have adopted policies and procedures to address any potential conflicts of interest (“Policies and Procedures”), all as discussed herein. Among other things, these Policies and Procedures are designed to limit or prohibit communication between the “Index Administrator” (the employee of FDH with ultimate responsibility for the Indexes and Rules-Based Process), the “Index Group” (those employees of FDH appointed to assist the Index Administrator in the performance of his/her duties) and the employees of the Advisor with respect to issues related to the maintenance, calculation and reconstitution of the Indexes.

     Applicants assert that the Indexes will be as transparent as other indexes used by Prior ETFs (e.g. the WisdomTree Indexes). Like the WisdomTree Indexes, the indexes created and owned by the Frank Russell Company (“Russell Indexes”) and others used by ETFs currently trading, the Indexes owned by FDH have been created using a detailed Rules-Based Process that will be made publicly available. FDH will publish in the public domain, including on its website and/or the Funds’ website (“Website”), the rules that govern the construction and maintenance of each of its Indexes. Applicants believe that this will prevent the Advisor from possessing any advantage over other market participants by virtue of its affiliation with FDH, the owner of the Indexes. Of course, like all index providers, FDH reserves the right to modify the Rules-Based Process in the future. While FDH does not presently contemplate specific changes to the Rules-Based Process, it could be modified, for example, to reflect changes in the underlying market tracked by an Index, the way in which the Rules-Based Process takes into account market events or to change the way a corporate action, such as a stock split, is handled. Such changes would not take effect until the Index Group has given (1) the Calculation Agent (defined below) reasonable prior written notice of such rule changes and (2) the investing public at least (sixty) 60 days published notice that such changes will be implemented. As discussed below in Section II.F “Index Provider and Index Calculation Agent”, the Index Administrator and Index Group are solely responsible for the creation and development of the Rules-Based Process and determining the nature of modifications to the Rules-Based Process. In conjunction with the Policies and Procedures discussed herein, these restrictions will prevent the Advisor, or any person affiliated with it or any Fund, from having any advantage over other market participants, including the investing public, with respect to prior knowledge of companies that may be added to or deleted from the Index or from any Funds that track the Indexes. Applicants believe that by publicly disclosing the Rules-Based Process governing the construction and maintenance of the Indexes, and requiring significant advance publication of changes to the Rules-Based Process, the Indexes owned by FDH will be as transparent as other indexes underlying existing ETFs. In addition, Applicants will have adopted Policies and Procedures to address potential conflicts of interest, as discussed in Section III.B. below.

     In conclusion, Applicants submit that the Funds will use their Indexes and operate, function and trade in a manner very similar to, the other index-based ETFs which are currently traded, without raising any new issues or concerns, and that they merit the requested Relief.

     C. Potential Conflicts

     1. Trust and its Funds

     Applicants intend to make clear in this Amended Application that the Trust and its Funds, as ETFs, will be structured, managed and operated virtually identically to those ETFs now trading on the Exchanges, especially those issued by WisdomTree Trust. Applicants submit that the structure and operation of the Trust and its Funds should be extremely familiar to investors and market participants who currently use ETFs and that the Funds’ arbitrage mechanism will function identically to the arbitrage mechanism in effect for existing ETFs. Therefore, Applicants believe that no additional relief, disclosure or rule modifications should be required to provide investor protection or prevent investor confusion. As discussed herein, Applicants assert that the Trust, its Funds and IndexIQ Advisors LLC, its Advisor, raise no new issues or concerns and therefore are appropriate vehicles for the Relief sought in this Amended Application.

     2. Potential Conflicts of Interest

     Applicants do not believe the potential for conflicts of interest raised by IndexIQ Advisors LLC’s use of the Indexes in connection with the management of the Funds and the Affiliated Accounts is substantially different from the potential conflicts presented by an advisor managing two or more registered funds or by the side-by-side management of traditional funds and unregistered funds. More specifically, Applicants do not believe the potential for conflicts presented by the Advisor’s use of the Indexes in connection with the management of the Funds and the Affiliated Accounts is substantially different from the potential for conflicts presented by the side-by-side management of Prior ETFs which track the performance of an index that also serves as the benchmark for a traditional mutual fund or unregistered account managed by the same advisor. Furthermore, Applicants do not believe the potential for conflicts presented by the Advisor’s use of the Indexes in connection with the management of the Funds and the Affiliated Accounts is substantially different from the potential for conflicts presented and addressed in the WisdomTree Order discussed herein. The Advisor and FDH have adopted and implemented the Policies and Procedures that they believe will minimize or eliminate any potential conflicts of interest.

     First, the Advisor will disclose the potential for conflicts to its clients. Second, as discussed further herein, FDH has adopted Policies and Procedures designed to prevent the dissemination and improper use of non-public information about changes to the constituents of the Index and the Rules-Based Process. In addition, FDH has, and any Subadvisor will have, adopted and implemented, pursuant to Rule 206(4)-7 under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), written policies and procedures designed to prevent violations of the Advisers Act and the rules thereunder. These include Policies and Procedures designed to minimize potential conflicts of interest between Funds and the Affiliated Accounts, such as cross trading policies, as well as those designed to ensure the equitable allocation of portfolio transactions and brokerage commissions. The structure of the Funds, as index funds, as well as those of the Affiliated Accounts, minimizes the potential for conflicts as the investment strategies of each Fund and the Affiliated Accounts will be constrained by its objective to track the performance of its Index. It is not contemplated the Advisor or any Subadvisor will receive incentive fees for outperforming the Index of any Fund or Affiliated Account. In fact, any material outperformance or underperformance would be viewed negatively by investors of such investments.

     Neither the Advisor nor any of its affiliated persons are, or will be, registered as broker-dealers. As mentioned above, the Advisor will provide investment management services to the Funds and the Affiliated Accounts, but will not provide other services to such clients.

     To the extent the Funds transact with an affiliated person of any Subadvisor, such transactions will comply with the Act, the rules thereunder and the terms and conditions of this Amended Application. Subject to the approval of the Funds’ board of trustees (“Board”), affiliated persons of the Advisor and those of any Subadvisor (“Subadvisor Affiliates”) may be authorized to provide custody, fund accounting and administration, and transfer agency services to the Funds. The Board will consider, among other things, whether such affiliated persons or Subadvisor Affiliates provide substantially identical services to other investment companies.

     D. The Initial Funds

     1. General.

     As noted above, the Trust is a statutory trust organized under the laws of Delaware, and on August 8, 2008, was registered under the Act with the Commission as a series open-end management investment company. Each of the Initial Funds and any Future Fund will be a separate series of the Trust and will offer and sell its Shares pursuant to a registration statement filed with the Commission under the Act and the Securities Act of 1933, as amended (“Securities Act”).

     Although the Trust will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any of its individual Funds will be marketed or otherwise held out as an “open-end investment company” or a “mutual fund” in light of the features (described herein) that make each Fund significantly different from what the investing public associates with a traditional mutual fund. Instead, each Fund will be marketed as an “ETF,” an “investment company,” a “fund,” or a “trust” offering Shares (See Section II.W. “Sales and Marketing Materials; Prospectus Disclosure” below).

     The portfolio of each Initial Fund (as well as that of each Future Fund) will be comprised principally of the constituent securities that constitute its Index (“Index Constituents”15), selected

15 Note that the term “Index Constituent,” as used herein, includes any equity or debt investment or other security (as defined in Section 2(a)(36) of the Act), including shares of ETFs and shares of pooled investment vehicles that are not registered with the Commission under the Act but that are registered under the Securities Act (each such vehicle an “ETV”) which is a stated constituent of such Index. In all cases, each ETV will be structured as a special purpose vehicle which owns a pool of assets and issued equity interests in such pool for sale by registering with the Commission under the Securities Act. Applicants also note that the term “ETV,” as used in this Amended Application, does not include those exchange-traded products such as “Exchange-Traded Notes” or “ETNs,” nor does

(continued…)

to correspond generally to the performance of such Index. The five (5) Initial Funds to be issued by the Trust and their respective Indexes are listed and briefly discussed in Appendix B, and are generally described in the next subsection.

     2. The Initial Funds are Funds of Funds.

     The Index for each Initial Fund is a “fund of funds” index because its Index Constituents are primarily ETFs and ETVs, rather than individual securities (each such “fund of funds” Index is referred to herein as a “FOF Index”). Each Initial Fund, therefore, will be considered a “fund of funds,” because its portfolio assets will be invested principally in shares of the ETFs and ETVs which are the Index Constituents of its FOF Index (each Initial Fund, and any Future Fund using a FOF Index will be referred to herein as an “FOF Fund”). Each ETF that is an Index Constituent of any FOF Index (“Underlying ETF”) follows its own underlying index (“ETF Underlying Index”) that is primarily comprised of individual securities. Therefore, the portfolio holdings of each Underlying ETF will principally be comprised of the individual securities components of its ETF Underlying Index (collectively, “ETF Underlying Securities”).

     In the case of Initial Funds, the individual Underlying ETFs that are Index Constituents of each FOF Index are funds advised by entities unaffiliated with the Advisor. In the case of Future FOF Funds, the individual Underlying ETFs that are Index Constituents of the relevant FOF Index will be funds advised by either the Advisor or by entities unaffiliated with the Advisor or any of the Funds.16

(..continued)

it include publicly traded commodity pools. These products may be held as “Non-Constituent” Portfolio Investments to a limited degree as described in Section II.K.4 below. Examples of ETVs include: PowerShares DB Commodity Index Tracking Fund (ticker: DBC), Currency Shares Euro (ticker: FXE) and PowerShares DB G 10 Currency Harvest Fund (ticker: DBV).

16 Each FOF Fund will invest in other ETFs in reliance on the provisions of Section 12(d)(1)(F) of the Act.

     3. Overview of Rules-Based Process Used to Construct FOF Indexes.

     The Index Provider uses its Rules-Based Process to construct each Index, including each FOF Index. For each FOF Index, the Index Provider uses the Rules-Based Process to select individual Index Constituents that, when combined together, produce an Index designed to replicate the risk-return characteristics of hedge funds generally, not individual hedge funds. This process is referred to as the “Hedge Fund Replication Process”. As described more fully in Appendix C, the Indexes fall into two categories. The first category is Sub Indexes – each of the Sub Indexes employs a Hedge Fund Replication Process that seeks to replicate the risk-adjusted return characteristics of the collective hedge funds within a particular hedge fund strategy. The second category is Composite Indexes – each of the Composite Indexes falls into one of two sub-categories. The first sub-category consists of Indexes that, like the Sub Indexes, seek to replicate the risk-adjusted return characteristics of the collective hedge funds within a particular hedge fund strategy. The second sub-category consists of one Index, the IQ Hedge Multi-Strategy Composite Index, which seeks to replicate the risk-adjusted return characteristics of the overall hedge fund universe. However, in all cases, the Composite Indexes are constructed by combining two or more Sub Indexes in order to accomplish the replication objective. The combination of these Sub Indexes includes an optimization process, whereby Index Components are weighted, pursuant to a rules-based process, in an optimal manner in order to achieve particular investment objectives. Such investment objectives may include, but are not limited to, better replication results, or one or more of superior returns, low volatility, or low correlation relative to the broad equity markets. Each Future FOF Index will be constructed using the Hedge Fund Replication Process and may, in addition, include the Optimized Process.

     4. Portfolio Holdings of the Underlying ETFs, ETVs and the FOF Funds.

     The ETF Underlying Securities of each Underlying ETF will be one or more of the following instruments: U.S. equities, non-U.S. equities, U.S. and non-U.S. fixed income securities, as well as Depositary Receipts, REITS and derivatives that provide similar exposure to its ETF Underlying Index, and the ETVs will hold some or all of derivative instruments, commodities and currencies as discussed more fully in Section II.K. below.

     Each Initial FOF Fund generally will invest in all of the Index Constituents of its FOF Index in proportion to their weightings in such FOF Index. However, under various circumstances, it may not be possible or practicable to purchase all of the Index Constituents in those weightings; in such circumstances, the Fund may invest in a sample of the Index Constituents of its FOF Index. 17 As discussed in Section II.K below, there may also be instances in which the Adviser may choose to overweight another Index Constituent of the FOF Index, purchase instruments that are not Index Constituents of such Index (“Non-Constituents”) which the Advisor believes are appropriate to substitute for certain Index Constituents of the FOF Index or utilize various combinations of other available investment techniques, in seeking to track such FOF Index. A list of Index Constituents in which each FOF Fund invests will be made available at the Website.

     5. FOF Disclosures.

     The Prospectus for each FOF Fund will contain prominent disclosure that it is a “fund of fund”. Therefore, in addition to the typical risk factors, such as market sector, style and foreign securities risks discussed in the Prospectus for each Fund, the Prospectus for each FOF Fund will contain a discussion of the risks specific to investing in the Underlying ETFs and ETVs, such as non-correlation and replication management risks. Also, as a fund of funds, each FOF Fund

     17 See, also Section II. K. below for a brief discussion of the “replication strategy” and “representative sampling” methods that a Fund may use to invest its portfolio assets.

indirectly bears the management fees of the relevant ETF Underlying Securities and ETVs that are Index Constituents of its FOF Index.

     E. Advisor

     As discussed above, the Advisor will be the investment adviser to each of the Funds. The Advisor is organized as a limited liability company established in Delaware with its principal office currently located at 800 Westchester Avenue, Suite N-611, Rye Brook, NY 10573 and is registered as an “investment adviser” under Section 203 of the Advisers Act. The Advisor has not yet entered, but intends to enter, into sub-advisory agreements with one or more additional investment advisers to act as Subadvisors with respect to the Funds. Any Subadvisor for Funds will be registered under the Advisers Act and will function as the portfolio manager for each such Fund. The Advisor will compensate any Subadvisor out of the advisory fees paid to the Advisor pursuant to the investment advisory contract. Under the Advisor's supervision, each Subadvisor will manage the investment and reinvestment of each Fund's assets in accordance with the Fund's investment objective.

     F. Index Provider and Index Calculation Agent

     1. General

     As owner of the Indexes, FDH has entered into an agreement (“Calculation Agent Agreement”) with a third party to act as “Calculation Agent”. The Calculation Agent is not, and will not be, an affiliated person, as such term is defined in the Act, or an affiliated person of an affiliated person, of the Funds, the Advisor, any Subadvisor, any promoter or the Distributor. Pursuant to the terms of the Calculation Agent Agreement, FDH, as Index Provider, will initially apply the Rules-Based Process to the universe of equity securities and will determine the number, type and weight of Index Constituents that will comprise each Index and will perform all calculations necessary to determine the proper make-up of each such Index. Thereafter, (i) the Calculation Agent will be solely responsible for the calculation and maintenance of each Index, as well as the dissemination of the values of each Index and (ii) FDH, as Index Provider, will be responsible solely for performing the reconstitution updates and rebalance updates for each Index on the relevant Reconstitution Dates and Rebalance Dates18.

     The Calculation Agent will disseminate Index information through one or more unaffiliated third party data providers, such as Reuters, which is available to subscribers. Index values on a total return basis will be disseminated on an end-of-day basis through such unaffiliated third party data provider(s). The “price index values”19 of each Index will be calculated by the Calculation Agent and disseminated every 15 seconds to the Securities Industry Automation Corporation (“SIAC”) so that such Index values can print to the Consolidated Tape.

18 As mentioned in Section II.B. above, FDH has reserved the right to modify the Rules-Based Process in the future.

19 A “total return index value” reflects price appreciation (or depreciation) of the constituent securities plus reinvestment of dividends, whereas a “price Index value” reflects only price appreciation (or depreciation) of the constituent securities.

Information about each Index, including data on Index Constituents and weightings, will be available on the Website, as will a rule book describing the Rules-Based Process applicable to such Index (“Rule Book”). The Index Group will monitor the results produced by the Calculation Agent on a periodic basis to determine whether the Calculation Agent is performing such maintenance, calculation and dissemination functions in accordance with the Rules-Based Process. The Index Administrator and the Index Group do not, and will not, have any responsibility for management of the Funds or any of the Accounts.

     2. Rules-Based Process

          (a) FOF Indexes: Selection

     Each FOF Index identified and described in Appendix B is, and each Future FOF Index will be, an equity index developed by FDH to serve as Indexes for equity investors. All of the FOF Indexes are derived from the application of the Rules-Based Process as described in Appendix C. Each Initial FOF Index does, and each Future FOF Index will, meet the criteria for indexes contained in the “generic listing standards” for ETFs investing in domestic or foreign equity securities adopted by the Exchanges (collectively, “Generic Listing Standards”).20

          (b) Selection Requirements for Index Constituents of FOF Indexes

     In order to be included in any FOF Index, each Underlying ETF and ETV must meet the eligibility requirements set forth in the Rules-Based Process and contained in the Rule Book for such Index, for example, the Rule Book for Initial Funds contained in Appendix C. For example, each Underlying ETF must be registered under the Act, each Underlying ETV must be organized in the U.S., and each Underlying ETF and Underlying ETV must have at least $50 million in assets under management (“AUM”). In addition, each Underlying ETF and Underlying ETV

20 See, for example, NYSE Arca Rule 5.2(j)(3).

must trade on one of the Exchanges. The Underlying ETFs and ETVs are selected by the Index Group for inclusion in each FOF Index using the Rules-Based Process discussed above and in Appendix C.

          (c) Domestic Indexes: Securities Selection

     Each Domestic Index used as an Index by any Fund will be an equity index developed by the Index Provider for equity investors wishing to invest in domestic securities. All of the Domestic Indexes will be derived from the application of the Rules-Based Process as described above as it pertains to non-FOF Funds (such non-FOF Funds referred to herein collectively as “Single-Tier Funds”). Each Domestic Index will meet the criteria for indexes set forth in the Generic Listing Standards. In order to be included in a Domestic Index, each Index Constituent must meet the eligibility requirements set forth in the Rules-Based Process and contained in the Rule Book for such Index. The Rule Book for each Domestic Index used as an Index will be published on the Website.

          (d) International Indexes: Securities Selection

     Each International Index used as an Index by any Fund will be an equity index developed by the Index Provider for equity investors wishing to invest in securities of non-domestic issuers. All of the International Indexes will be derived from the application of the Rules-Based Process as described above as it pertains to Single-Tier Funds. Each International Index will meet the criteria set forth in the Generic Listing Standards. In order to be included in an International Index, each Index Constituent must meet the eligibility requirements set forth in the Rules-Based Process and contained in the Rule Book for such Index. The Rule Book for each International Index used as an Index will be published on the Website.

          (e) Component and Weighting Changes to All Indexes

     In accordance with the Rules-Based Process, the Index Group will provide the data to the Calculation Agent, who will update each Index on at least an annual basis (as discussed above, in some cases on a more frequent periodic basis) to add or delete individual Index Constituents that have been selected or deleted pursuant to the Rules-Based Process after the close of trading on the date provided for in the relevant Rule Book (each such date a “Reconstitution Date”)21 and to rebalance the Index Constituents from time to time, as described in the relevant Rule Book (each such occurrence a “Rebalance Date”). For Indexes with more frequent reconstitution, individual Index Constituents will be added or deleted pursuant to the Rules-Based Process after the close of trading on the days specified in the Rule Books pertaining to such Indexes (see Appendix C for the Rule Book pertaining to the Initial FOF Indexes). Apart from providing such data to the Calculation Agent, FDH, as Index Provider, will not disclose any information concerning the identity of Index Constituents that have been added to, or deleted from, each Index, or the weightings of such Index Constituents, to the Advisor, any Subadvisor, the Funds, the Accounts or any other affiliated entities before such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent) and is available to the entire investing public. Notwithstanding the foregoing, the Calculation Agent may disclose such information solely to the Index Administrator and the Index Group in order to permit such persons to monitor the results produced by the Calculation Agent for compliance with the Rules-Based Process. FDH, its Index Group and the Calculation Agent will be expressly prohibited from providing this information to any employees of the Advisor or those of any Subadvisor until such information is

21 Certain Indexes may have Reconstitution Dates and Rebalance Dates that occur on a periodic basis more frequently than once yearly, but no more frequently than monthly. The Reconstitution Dates and Rebalance Dates for each Index will be made available on the Website and will also be disclosed in the Prospectus for each Fund.

publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent). As employees of FDH, the Index Administrator and members of the Index Group (i) will not have any responsibility for the management of the Funds or the Affiliated Accounts, (ii) will be expressly prohibited from sharing this information with any employees of the Advisor or those of any Subadvisor, including those persons that have responsibility for the management of the Funds or the Affiliated Accounts until such information is publicly announced, and (iii) will be expressly prohibited from sharing or using this non-public information in any way except in connection with the performance of their respective duties.

     The new Index Constituents and their approximate new weightings will be announced at least two (2) days prior to a Reconstitution Date or a Rebalance Date, and then again, with definitive weights, after the close on each Reconstitution Date or Rebalance Date before the opening on the next day to the general public and the Advisor and any Subadvisor (on behalf of the Funds and the Accounts). Again, none of the Advisor, any Subadvisor or any other person, whether affiliated or unaffiliated, would be provided with the Index weightings and composition until such information is publicly disclosed on the Website (or otherwise publicly disseminated by the Calculation Agent).22

     New Index Constituents may be added to any Index on a day other than the Reconstitution Date only if there is a change to the Rules-Based Process that results in such new constituents being added to such Index. Applicants have been advised by FDH that changes to the Rules-Based Process resulting in the addition of Index Constituents to any Index on a day other than the Reconstitution Date should occur only infrequently, if at all. Index Constituents may be deleted

22 See also footnote 44 with respect to the Advisor’s and any Subadvisor’s Code of Ethics as required under rule 17j-l of the Act.

from an Index on a day other than the Reconstitution Date as a result of either (i) changes to the Rules-Based Process or (ii) the occurrence of “corporate actions” as set forth in the Rule Books (see Appendix C). These deletions will be executed by the Calculation Agent as soon as possible after the corporate action is announced. Except as described above, new Index Constituents will not be added to any Index other than on a Reconstitution Date.

     As is the case with Prior ETFs and other index funds, each Fund will make changes to its Portfolio Holdings in response to certain announced changes in its Index when the Advisor or Subadvisor believes it is in the best interest of the Fund to do so. Additions to and deletions from a Fund’s Portfolio Holdings could be made (i) immediately or shortly after a change to its Index’s Constituents or Rules-Based Process is announced, (ii) on or about the date the announced change to such Index’s Constituents or Rules-Based Process is actually implemented by the Calculation Agent, or (iii) any time thereafter. In determining whether and when to implement a change to a Fund’s Portfolio Holdings, the Advisor or Subadvisor would consider brokerage costs, market impact costs (e.g., changes to the price of a security caused by executing a large order all at once), portfolio tax efficiency, cash flow and the impact that such changes would have on the Fund’s tracking error against its Index.

          (f) Liquidity Standards

     As already noted, each Initial FOF Index meets the criteria in the Generic Listing Standards applicable to ETFs that are FOF Funds, including the requirement that the index or portfolio of such ETF be comprised of one or more series of interests in a registered investment company.23 Each Index used as an Index for any Future Fund, including a Future FOF Fund, will meet the criteria in the Generic Listing Standards applicable to ETFs investing in equity

23 See, for example, NYSE Arca Listing Rule 5.2(j)(3).

securities.24 Each Index also will comply with parameters of the Rules-Based Process as well as any requirements specific to such Index as prescribed in its relevant Rule Book.

          (g) Market Impact of Index Changes.

     Of course, Applicants cannot predict when and how market participants will react to announced changes in the Rules-Based Process or the Index Constituents of the Funds’ Indexes. Nevertheless, Applicants expect market participants to react to such changes in the same manner as they would to announced changes in other indexes tracked by traditional mutual funds, Prior ETFs and other investors. The announcement that a security has been added to a widely-followed index or benchmark may cause the price of that security to increase and an announcement that a security has been deleted from a widely-followed index or benchmark may cause the price of that security to decrease. To the extent an index or benchmark is not widely followed, any price increase or decrease generally would be expected to be smaller than a corresponding change to a widely-followed index or benchmark. Similarly, other things being equal, to the extent that an index or benchmark’s methodology is rules-based and transparent, any price increase or decrease generally would be expected to be smaller than the increase or decrease resulting from a change to a non-transparent index or benchmark (because the transparency of the index or benchmark likely would provide the market with more notice of such change). Because it is not possible to predict when and how market participants will react to announced changes in the Rules-Based Process or the Index Constituents of the Funds’ Indexes, Applicants cannot predict when and how these changes will impact the market price and NAV of a Fund. In this respect, Applicants do not

24 Ibid.

believe that the Funds and their Indexes are any different than existing equity ETFs and their respective underlying indexes or benchmarks.

     3. Transparency of Indexes

     FDH will describe the basic concept of each Index and disclose the relevant Rule Books laying out the Rules-Based Process on the Website. As discussed above, changes to the Rules-Based Process will be publicly disclosed on the Website prior to actual implementation. Such changes will not take effect until the Index Administrator has given the investing public at least sixty (60) days published notice that such changes are being planned to take effect. Apart from notifying the Calculation Agent, the Index Administrator will not provide any employee or director of FDH (excepting other members of the Index Group), Advisor, any Subadvisor, Affiliated Account, Unaffiliated Account or the Funds with notice of changes to the Rules-Based Process prior to making such information publicly available.25

     The Website will also include information designed to educate investors. The Calculation Agent will make available to FDH information on its Indexes that FDH will make available to the general public on the Website. Each Business Day (defined below), the Website will publish free of charge (or provide a link to another website that will publish free of charge) the Index Constituents of each Index and their respective weightings in each Index as of the close of the prior Business Day. Each Business Day, the Website will publish free of charge (or provide a link to another website that will publish free of charge) the Portfolio Holdings held by each Fund and their respective weightings, and each Fund’s per share NAV, last-traded price and midpoint

25 However, in accordance with the Policies and Procedures, the Index Administrator may make such information available to very senior management or members of FDH who, in the ordinary course of their duties, may have responsibilities relating to multiple aspects of the business of FDH. FDH has adopted Policies and Procedures forbidding such persons from (i) improperly using or disseminating such information, and (ii) using this information to influence changes to the Rules-Based Process or the Indexes.

of the bid/ask spread as of the NAV calculation time (“Bid/Ask Price”), all as of the prior Business Day. The components and weightings of the Indexes, as well as the portfolio holdings of each Fund, will also be available through unaffiliated third-party data vendors, such as Reuters.

     Changes to the constituents of each Index made by FDH and/or the Index Calculation Agent will be disclosed by such party and published on the Website. Any such FDH and/or Calculation Agent announcements or Website disclosures to the public will be made in such a manner that none of the FDH employees outside of the Index Group, the Advisor, any Subadvisor, any Other Investor nor any Fund, is notified of actions prior to the general investing public, except as described in this Section II.F.

     Applicants believe that each Index will maintain transparency. All components, weightings, additions and deletions from the Indexes will not only be publicly available, but also will be publicly announced prior to any changes being made. As stated above, Applicants believe that this level of disclosure is similar to that of other Indexes currently used by ETFs, such as the WisdomTree Indexes and Russell Indexes.26 FDH, as Index Provider, has adopted Policies and Procedures prohibiting employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the administration of the Indexes. Also, the Index Provider has adopted Policies and Procedures that prohibit and are designed to prevent anyone, including the members of the Index Group, from disseminating or using non-public information about pending changes to Index Constituents or methodology, except as described in this Section II.F. These policies specifically prohibit the members of the Index Group from sharing any non-public information about the Indexes with any

26 See for example, the description of the Russell Index methodology at: http://www.russell.com/us/indexes/us/methodology.asp.

personnel of the Advisor or Subadvisor responsible for management of the Funds and/or any Affiliated Account. The Advisor also has adopted policies that prohibit personnel responsible for the management of the Funds and/or any Affiliated Account from sharing any non-public information about the management of the Funds and any Affiliated Account with any personnel of the Index Provider, especially those persons responsible for creating, monitoring, calculating, maintaining or disseminating the Indexes. The Advisor has, and any Subadvisor will have, pursuant to rule 206(4)-7 under the Advisers Act, written policies and procedures designed to prevent violations of the Advisers Act and the rules under the Advisers Act.

     In addition, FDH has retained an unaffiliated third-party Calculation Agent to calculate and maintain the Indexes on a daily basis. The Calculation Agent will be instructed to not communicate any non-public information about the Indexes to anyone, and expressly not to the personnel of the Advisor or any Subadvisor responsible for the management of the Funds or Affiliated Accounts. The Calculation Agent will be instructed to disseminate information about the daily constituents of the Indexes to FDH, the Advisor, any Subadvisor, on behalf of the Funds and Accounts, as applicable, and the public at the same time, except as otherwise described in this Section II.F.

     The Index Administrator and other Index Group members are employees of FDH. The Calculation Agent is not, and will not be, affiliated with FDH, the Advisor or any Subadvisor. The Index Group personnel responsible for creating and monitoring the Indexes and the personnel of the Calculation Agent responsible for calculating and maintaining the Indexes are employees of separate organizations and will be located in physically separate offices. Members of the Index Group, including the Index Administrator, will not have access to the computer systems used by the Advisor or any Subadvisor in connection with their portfolio management activities.

Furthermore, FDH has adopted Polices and Procedures which impose restricted list and blackout period requirements27 on all members of the Index Group.

     The portfolio managers responsible for day-to-day portfolio management of the Funds and Affiliated Accounts are employees of the Advisor or a Subadvisor. The personnel responsible for overseeing the activities of any Subadvisor in connection with the management of the Funds and Affiliated Accounts are employees of the Advisor. The personnel of the Advisor and those of any Subadvisor responsible for any day to day portfolio management are employees of separate organizations. Neither the Advisor nor any Subadvisor will have access to the computer systems used by the Calculation Agent nor to the computer systems used by the Index Group to monitor, calculate and rebalance the Indexes. The Advisor has also adopted Polices and Procedures which require any personnel responsible for the management of a Fund and/or any Affiliated Account to (i) comply with the Restricted List and Blackout Period requirements, and (ii) require reporting of securities transactions to a designated senior employee of the Advisor in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. The Advisor has also adopted a

27 The Index Group has adopted “Restricted List” and “Blackout Period” procedures and requirements. In summary, no “Access Person” as defined in rule 17j-1 under the Act (collectively, “Access Person”) may trade in any security on the Restricted List during the Blackout Period, as defined below. Access Persons include: (1) all officers and trustees (or persons occupying a similar status or performing a similar function) of the Funds; (2) all officers and trustees (or persons occupying a similar status or performing a similar function) of the Advisor with respect to its Funds; (3) any employee of the Trusts or the Advisor (or of any company controlling or controlled by or under common control with the Trusts or the Advisor) who, in connection with his or her regular functions or duties, makes, participates in, or obtains information regarding the purchase or sale of any interest in a private placement or an initial public offering (“Covered Securities”) by the Funds, or whose functions relate to the making of any recommendations with respect to the purchase or sale; and (4) any other natural person controlling, controlled by or under common control with the Trusts or the Advisor who obtains information concerning recommendations made to the Funds with regard to the purchase or sale of Covered Securities by the Funds. The “Restricted List” includes any security that is an Index Constituent of any Index upon which any Fund or Affiliated Account is based. The “Blackout Period” is a time period which extends 7 calendar days--from the close of trading a full 24 hours before the Fund or Affiliated Account or portfolio manager for such Fund or Affiliated Account receives its rebalance or reconstitution information from the Index Group until 3 trading days after such Fund or Affiliated Account or portfolio manager receives its rebalance or reconstitution information from the Index Group. For example, if the applicable Fund or Affiliated Account or portfolio manager receives rebalance or reconstitution information on a Monday, the Blackout Period extends from market close on the prior Thursday to market close on the following Thursday.

Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. Any Subadvisor will be required to confirm to the Advisor and the Trust that it has adopted policies and procedures to monitor and restrict securities trading by certain employees. Also, any Subadvisor will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and to provide IndexIQ ETF Trust with the certification required by Rule 17j-1 under the Act.

     4. Public Availability of Information Relating to the Index Constituents of Each Index.

          (a) FOF Indexes

     All of the ETF and ETV securities that are Index Constituents of the Index Provider’s FOF Indexes will be listed on one of the following Exchanges: Alternext, the NYSE, NYSE Arca or the NASDAQ.

          (b) Domestic Indexes for Future Funds

     All of the Index Constituents of any of its Domestic Indexes for Future Funds, will be listed on: Alternext, the NYSE, NYSE Arca, or the NASDAQ.

          (c) International Indexes for Future Funds

     Some or all of the securities that comprise certain of the Index Provider’s International Indexes may be ADRs28 listed on Alternext, NYSE Arca, NYSE or the NASDAQ, as well as GDRs and EDRs.29

     Some or all of the Index Constituents of the Index Provider’s International Indexes that may be securities issued by foreign domiciled companies that are listed and traded on non-US

28 “ADR” is the acronym for “American Depositary Receipt” as described in Section II.K.5, below.

29 “EDR” is the acronym for “Euro Depositary Receipt” as described in Section II.K.5, below.

trading venues; in each such case, such Index Constituents will be listed on major stock exchanges in such countries. The Index Provider’s International Indexes may also include securities issued by foreign domiciled companies that are listed on Alternext, NYSE Arca, NYSE or NASDAQ, as well as ADRs, GDRs and/or EDRs.

     A web address exists for every international exchange on which the international Index Constituents trade and “quotations” can be accessed for each of such securities through such web address. In addition, U.S. retail investors with access to the Internet can access “quotations” with respect to these foreign Index Constituents through Yahoo Finance! as well as other financial websites. Investors with access to a Bloomberg terminal can directly access “quotations” and fundamental data on these foreign securities. Currently, the only international exchange that does not have such information available in English is the website for Mexico’s exchange. In addition, Applicants understand that the issuers of all Index Constituents of any International Index file disclosure documents, such as prospectuses, with their respective regulators.

     5. Use of Indexes by Funds

     As discussed in Section II.B. above, FDH is an “affiliated person,” of the Advisor, the Trust, its Funds and the Investors within the meaning of Section 2(a)(3) of the Act. FDH, as owner of the Indexes and all intellectual property related thereto, intends to license the use of the Indexes, their names and other related intellectual property to the Advisor for use in connection with the Trust, the Funds and the Investors. The licenses for the Funds will specifically state that the Advisor must provide the use of the Indexes and related intellectual property at no cost to the Trust and the Funds.

     G. The Distributor

     ALPS Distributors, Inc. will act as distributor and underwriter of the Creation Units of Shares (in such capacity, the “Distributor”). The Distributor is registered as a broker-dealer under the Exchange Act. The Distributor will distribute Shares on an agency basis. The Distributor is not affiliated with the Advisor or any Subadvisor.

     H. Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent

     It is anticipated that the Funds will appoint Bank of New York Mellon Corporation to act as custodian (“Custodian”), fund accountant (“Fund Accountant”), transfer agent (“Transfer Agent”), dividend disbursing agent (“Dividend Disbursing Agent”) and securities lending agent (“Securities Lending Agent”) of each Fund’s Portfolio Holdings. It is also anticipated that the Funds will appoint Bank of New York Mellon Corporation to act as the Funds’ administrator (in such capacity, the “Administrator”). The identity of the Administrator, Custodian, Fund Accountant, Transfer Agent, Dividend Disbursing Agent and Securities Lending Agent will also be disclosed in the Fund’s Prospectus and/or statement of additional information (“SAI”) for each Fund. The performance of their duties and obligations will be conducted within the provisions of the Act and the rules thereunder. Each Fund and the Securities Lending Agent will comply with the Commission staff’s guidelines regarding the lending of portfolio securities of an open-end investment company.

     I. Applicability to Initial and Future Funds

     As discussed in Section II.A., Applicants request that the Order, if issued, apply equally to the Initial Funds as well as to any Future Fund which operates pursuant to the terms and conditions stated in this Amended Application. Any Future Fund will be advised by the Advisor or an entity controlled by, or under common control with the Advisor. Applicants will not seek to register any Future Funds or list the shares of any Future Funds without complying with all applicable listing rules of the primary listing Exchange.

     J. Capital Structure and Voting Rights: Book-Entry

     Shareholders of a Fund will have one vote per Share with respect to matters regarding such Fund for which a shareholder vote is required consistent with the requirements of the Act, the rules promulgated thereunder and state law applicable to Delaware statutory trusts.

     Shares will be registered in book-entry form only. The Funds will not issue individual Share certificates. The Depository Trust Company, New York, New York, a limited purpose trust company organized under the laws of the State of New York (“Depository” or “DTC”), or its nominee will be the record or registered owner of all outstanding Shares. Beneficial ownership of Shares (owners of such beneficial interests referred to herein as “Beneficial Owners”) will be shown on the records of the Depository or Depository participants (“DTC Participants”). Beneficial Owners of Shares will exercise their rights in such securities indirectly through the Depository and the DTC Participants. All references herein to owners or holders of such Shares shall reflect the rights of persons holding an interest in such securities as they may indirectly exercise such rights through the Depository and DTC Participants, except as otherwise specified. No Beneficial Owner shall have the right to receive a certificate representing such Shares. Delivery of all notices, statements, shareholder reports and other communications from any Fund to its Beneficial Owners will be at such Fund’s expense through the customary practices and facilities of the Depository and the DTC Participants.

     K. Investment Objectives and Policies

     1. General

     The investment objective of each Fund will be to provide investment results that correspond, before fees and expenses, generally to the price and yield performance of its relevant Index. At least 80% of each FOF Fund’s assets will be invested in some or all of the ETFs, ETVs and other Index Constituents of its FOF Index. At least 80% of each Single-Tier Fund’s assets will be invested in some or all of the Index Constituents of its Index or, in the case of International Funds, Index Constituents and Depositary Receipts representing such Index Constituents. In seeking to achieve the respective investment objective of each Fund, the Advisor or any Subadvisor will utilize one or more of the following indexing investment approaches: a “replication strategy”, a “representative sampling”, or a combination of both, as described below, which will be disclosed with regard to each Fund in its Prospectus.

     A Fund using a “replication strategy” will invest in the Index Constituents in its Index in the same approximate proportions as in the Index. From time to time, a Fund using a “replication strategy” may also use a “representative sampling strategy” in connection with one or more of the Index Constituents of its Index, when the Advisor believes that so doing will be in the interest of the Fund and its shareholders. This could occur, for example, if a Component Security were to experience liquidity problems, thus making a replication strategy difficult, costly or impossible to implement.

     A Fund utilizing a “representative sampling strategy” will hold some, but not necessarily all of the Index Constituents of its Index. This may be the case, for example, when there are practical difficulties or substantial costs involved in compiling an entire Index basket that contains hundreds of Index Constituents; or, in certain instances, when a Component Security has been, and continues to be, illiquid. A Fund using representative sampling will invest in what it believes to be a representative sample of the Index Constituents in the Index, which will be selected by the

Advisor or the Subadvisor. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of its Index or to maintain RIC compliance (see the discussion below in subsection 4). Applicants expect that the returns of each Fund should be highly correlated with the returns of its Index, expecting that the correlation coefficient between each Fund and its Index will exceed 95% over extended periods.30

     2. Representative Sampling

     As stated above, the disclosure in each Fund’s Prospectus will indicate whether such Fund intends to follow a replication strategy, a representative sampling strategy or a combination of both. Under the representative sampling technique, each security is selected for inclusion in a Fund through the Advisor’s or the Subadvisor’s application of quantitative analytical procedures to give the Fund’s portfolio an investment profile similar to that of its Index. Securities are selected for inclusion in a Fund following a representative sampling strategy to have aggregate investment characteristics (based on market capitalization and industry weightings), fundamental characteristics (such as return variability, earnings valuation and yield) and liquidity measures similar to those of the Fund’s Index taken in its entirety. If the representative sampling technique is used, a Fund will not be expected to track the price and yield performance of its Index with the same degree of accuracy as would an investment vehicle that invested in every Component

30 A correlation coefficient is a standard measure of the degree of linear association between two data series (in this case, the periodic returns of a Fund and of its Index). Correlation coefficients can range from positive 100% (representing a perfect linear relationship, meaning that the returns for the two investments moved together in a completely linear manner) to negative 100% (meaning that returns moved in a completely opposite direction). A correlation coefficient of zero would mean that the returns had no linear relationship, that is, that they were uncorrelated statistically. See Reilly, “Investment Analysis and Portfolio Management,” pp. 248-51 (1994). Another means of evaluating the degree of correlation between the returns of a Fund and its Index would be to assess the “tracking error” between the two. Applicants expect that the returns of the Funds will have an annual tracking error of less than 5% in absolute return (500 basis points) relative to its Index. Tracking error means the variation between the Fund’s annual return and the return of its Index, expressed in terms of standard deviation. This means that the actual percentage variation in a given year between the Fund’s return and the return of its Index will be less than the tracking error roughly 67% of the time (67% of the time approximates one standard deviation in a normal statistical distribution), and will be less than twice the tracking error, 95% of the time (95% of the time approximates two standard deviations). See: Maginn & Tuttle, “Managing Investment Portfolios – A Dynamic Process,” p. 9-7 (1990).

Security of the Index with the same weighting as the Index. From time to time, adjustments will be made in the portfolio of each Fund in accordance with changes in the composition of its Index, or to maintain RIC compliance (see the discussion below in subsection 4).

     3. Additional Objectives

     Each Fund will adopt certain fundamental policies consistent with the Act and will be classified as either “diversified” or “non-diversified” under the Act. Each Fund, regardless of whether classified as diversified or non-diversified, intends to maintain the required level of diversification and otherwise conduct its operations so as to qualify as a RIC for purposes of the Code in order to relieve the Funds of any liability for Federal income tax to the extent that earnings and gains are distributed to shareholders as required under the Code.

     4. Portfolio Investments

          (a) Overview

     As mentioned above, at least 80% of each Fund’s assets will be invested in some or all of the Index Constituents of its Index or, in the case of International Funds, Index Constituents and Depositary Receipts representing such Index Constituents. In addition, each Fund may also invest up to 20% of its assets (its “20% Asset Basket”) in Non-Constituents (as discussed below). Also, each Fund may “sweep” uninvested cash on a short-term basis into repurchase agreements, Money Market Instruments (as defined and discussed below), and deposit accounts.

          (b) Index Constituents

     A Fund may hold some or all of the Index Constituents included in its Index.

          (c) Depositary Receipts

     Any Depositary Receipts held by an International Fund will be negotiable securities that represent ownership of a non-U.S. company’s publicly traded stock. Depositary Receipts used will include ADRs, GDRs and EDRs (collectively referred to herein as “Depositary Receipts”). Applicants believe that, in certain cases, holding one or more Depositary Receipts rather than foreign Index Constituents of the relevant International Index, will improve the liquidity, tradability and settlement of an International Fund’s then current Portfolio Deposit (as defined below) (thereby improving the efficiency of the creation and redemption process and facilitating efficient arbitrage activity), while at the same time permitting an International Fund to maintain direct exposure to Index Constituents of its International Index. Applicants note that any International Fund will treat Depositary Receipts that represent foreign Index Constituents of its International Index as Index Constituents for purposes of any requirements related to the percentage of Index Constituents held in an International Fund’s portfolio.

     Depositary Receipts are typically issued by a financial institution (a “depository”) and evidence ownership interests in a security or a pool of securities (the “underlying securities”) that have been deposited with the depository.31 To the extent that an International Fund invests in Depositary Receipts, the Depositary Receipts will be listed on an Exchange or a foreign exchange. An International Fund will not invest in any unlisted Depositary Receipts or any listed Depositary Receipts that the Advisor or the Subadvisor deems to be illiquid or for which pricing information is not readily available. An International Fund will only invest in sponsored Depositary Receipts, except for certain listed ADRs that remain unsponsored.32 Generally, an

31 With respect to ADRs, the depository is typically a U.S. financial institution and the underlying securities are issued by a foreign issuer. The ADR is registered under the Securities Act on Form F-6. With respect to other Depositary Receipts, such as GDRs and EDRs, the depository may be foreign or a U.S. entity, and the underlying securities may have a foreign or a U.S. issuer. No affiliated persons of Applicants or any Subadvisor will serve as the depository bank for any Depositary Receipts held by an International Fund.

32 Applicants understand that since 1984 all listed ADRs are required to be sponsored. Applicants also understand that a few listed, but unsponsored, ADRs that existed prior to the 1984 requirement have been “grandfathered.” Applicants do not believe that these unsponsored listed ADRs pose any special pricing or liquidity issues. Thus, although the Applicants have no present intention for an International Fund to invest in these unsponsored listed

(continued…)

International Fund would only hold Depositary Receipts when the Depositary Receipt is a Component Security of the Fund’s Index, or in situations where the Advisor or the Subadvisor believes that holding the Depositary Receipt, rather than the underlying foreign Component Security, would benefit the International Fund. This could occur where an investment in a Depositary Receipt offers greater liquidity or would otherwise improve the liquidity, tradability or settlement of the International Fund’s then current Portfolio Deposit. For example, in some cases, a Depositary Receipt may provide more liquidity than its corresponding underlying security simply because the demand for the Depositary Receipt is higher, creating a more active and liquid market for the Depositary Receipt. In certain countries, local market regulations may place restrictions on the transfer of local securities that act to prohibit the in-kind delivery and receipt of local securities as part of the creation and redemption process. In addition, in situations where an International Fund invests in securities of multiple countries, the use of Depositary Receipts, particularly ADRs, can reduce the expense and difficulty of assembling a Portfolio Deposit upon creation and of disposing of Fund Securities (defined below) received through redemption. In addition, since GDRs and EDRs may trade in more developed countries with more efficient custodial, clearance and settlement mechanisms than the underlying securities they represent, the use of GDRs and EDRs should, in certain instances, reduce trading, settlement and other costs. For example, it may be less expensive to trade and settle a transaction in GDRs traded in London than it would be to trade and settle the corresponding local securities in Moscow or Seoul. In each of the above scenarios, the use of Depositary Receipts potentially decreases the cost of trading and settling securities included in the Portfolio Deposit upon creation or distributed as

(..continued)

ADRs, Applicants seek to reserve the ability for an International Fund to hold these unsponsored listed ADRs in those situations where the use of these ADRs would otherwise benefit the International Fund.

Fund Securities upon redemption. This should improve efficiency of the creation and redemption process and facilitate efficient arbitrage activity.

     Applicants note that factors such as supply and demand and differences between the market-trading hours of the exchanges on which Depositary Receipts and underlying securities trade may cause Depositary Receipts to trade at premiums or discounts to the trading price of the underlying securities they represent. To the extent an International Fund is invested in Depositary Receipts and an International Index contains local securities, any premium or discount between the price of the underlying security and the corresponding Depositary Receipt creates the potential for tracking error between the International Fund and its International Index.33 The Advisor or Subadvisor will monitor each International Fund’s portfolio and International Index on a daily basis and would take appropriate action as warranted (such as rebalancing the International Fund’s portfolio) to reduce potential tracking error.

     Applicants do not believe the potential for premiums and discounts between the price of Depositary Receipts and corresponding underlying securities will have any material negative impact on the efficiency of the creation/redemption process because market participants have access to both the prices of the Depositary Receipts and the prices of the corresponding underlying securities. Applicants believe the pricing transparency for listed Depositary Receipts will be substantially equivalent to the pricing transparency of the corresponding underlying securities, since both are traded and priced intra-day on securities exchanges and markets. The International Funds will be transparent and will publish each Business Day (as defined below) a list of the current Deposit Securities (including any Depositary Receipts). The intra-day values of

33 The value of an International Index will reflect the value of its Index Constituents, rather than the value of any Depositary Receipt representing a Component Security, unless one or more Depositary Receipts are actual Index Constituents of such Index.

the Portfolio Deposit will be updated throughout the day. Authorized Participants (as defined herein) that wish to create or redeem will have equal access to this information and access to the Deposit Securities (including any Depositary Receipts) in a Portfolio Deposit. Applicants therefore expect that International Funds’ investment in Depositary Receipts will not have any material negative impact on the arbitrage efficiency of the International Funds. Further, Applicants believe that there would be no significant differences in the pricing and pricing transparency of Depositary Receipts held by an International Fund and that of equity securities held by other ETFs that do not invest in Depositary Receipts. Finally, the Applicants do not anticipate any liquidity issues with respect to any International Fund’s use of Depositary Receipts. Applicants do not intend to use Depositary Receipts unless they are liquid enough to facilitate efficient creations and redemptions and the use of Depositary Receipts would otherwise benefit the International Fund.

          (d) Non-Constituents

     A Fund may also invest up to 20% of its assets in Non-Constituents which the Advisor or the Subadvisor believes will help the Fund track the price and yield return performance of its Index. Non-Constituents include (i) “Financial Instruments” as defined below, (ii) equity securities that are not Index Constituents of a Fund’s Index, as well as (iii) shares of ETFs, “ETVs”, publicly traded commodity pools and “ETNs” (exchange traded notes).34

          (e) Financial Instruments

     “Financial Instruments” are those instruments, including but not limited to: futures contracts, swap agreements and forward contracts, reverse repurchase agreements, options on

34 Each Fund will comply with the requirements of the Commission and the Commission’s staff regarding “cover”, as well as Section 4.5 of the regulations promulgated by the Commodities Futures Trading Commission (“CFTC”),

(continued…)

securities, indices and futures contracts, in each case related to the Fund’s Index and its Index Constituents, as briefly described below.

          1. Futures Contracts

     Each Fund may engage in transactions in futures contracts on the Chicago Mercantile Exchange (“CME”) and other exchanges where such contracts trade, and will only purchase and sell those contracts that are traded either on (i) a U.S. exchange or board of trade or (ii) a foreign board of trade that has received from the CTFC no-action relief to offer and to sell to persons located in the U.S. futures contract traded on that foreign board of trade.

     Each Fund intends to comply with the requirements of Section 4.5 of the regulations promulgated by the Commodity Futures Trading Commission (“CFTC”), as it may be amended from time to time.

          2. Swap Agreements and Forward Contracts

     Each Fund may enter into swap agreements and forward contracts for the purposes of attempting to gain exposure to the Index Constituents of its Index without actually purchasing such Index Constituents. The counterparties to the swap agreements and forward contracts will primarily be major broker-dealers, but may also be banks. The creditworthiness of each counterparty candidate will be assessed by the Advisor’s credit committee pursuant to guidelines approved by the Fund’s (“Board”) and the evaluation of existing counterparties will be reviewed periodically. The Trust presently intends to utilize swap agreements structured as total return

(..continued)

as appropriate, in connection with Financial Instruments. Each Fund also will comply with the provisions of Section 12(d)(1) of the Act, in connection with the purchase of the shares of any ETF.

equity swaps or similar derivatives such as contracts for difference, but may enter other instruments in the future as the derivatives market continues to evolve.

     The duration of each swap agreement varies with the counterparty. “Resets” may be required upon the occurrence of certain events defined in the swap agreement; when a swap agreement is reset, one counterparty pays the other the amount that is owed under the agreement to that date. Thus, upon each reset, the counterparties place themselves in a position as though the agreement had just been entered into.

          3. Reverse Repurchase Agreements

     Each Fund may enter into reverse repurchase agreements with terms of less than one year and will only enter into such agreements with (i) members of the Federal Reserve System, (ii) primary dealers in U.S. government securities or (iii) broker-dealers.

          4. Options

     Each Fund may invest in options contracts, which are agreements that grant the owner (or holder) the right, but not the obligation, to buy or sell underlying securities or commodities at fixed prices and within particular time frames in the future.

          5. Caps, Floors and Collars

     Each Fund may invest in caps and floors, which are financial contracts that settle at a predetermined date in the future and are valued by reference to the price of a specified index, security, commodity, interest rate, foreign exchange rate or other financial metric. A cap pays the holder of the contract the greater of (a) the difference between the actual price or value of the reference item and a specified maximum value or “cap”, or (b) zero. A floor entitles the contract holder to the greater of (a) the difference between the actual price or value of the reference item and a specified minimum value or “floor”, or (b) zero. Funds may also enter into a combination of a cap and a floor in an arrangement referred to as a collar. The cap and floor comprising a collar have the same settlement date and pertain to the same underlying index, security, commodity, interest rate, foreign exchange rate or other financial metric.

     The following examples illustrate certain circumstances in which a Fund would hold Non-Constituents, and are not meant to include all possible circumstances. First, in order to reflect various corporate actions (such as mergers) and other changes in the Fund’s Index (such as reconstitutions), a Fund may accept as Deposit Securities (defined below), securities that are publicly announced as additions to the Index prior to their actual date of inclusion in such Index. Second, a Fund may hold as Portfolio Holdings those Index Constituents that have recently been deleted from its Index due to various corporate actions and reconstitutions. Third, a Fund may invest in Non-Constituents when necessary to meet RIC diversification requirements. For example, if an issuer represents a percentage of the Index that is in excess of the RIC single issuer limits, the Advisor or the Subadvisor may invest in securities that are Non-Constituents, but which the Advisor or the Subadvisor believes have performance characteristics of the securities of that large issuer. In such cases, the securities will be securities in the relevant region, country, industry, market, market segment or market sector tracked by its Index.

          (f) Money Market Instruments

     The term “Money Market Instruments” means short-term debt instruments that have terms-to-maturity of less than 397 days and exhibit high quality credit profiles and includes U.S. government securities and repurchase agreements. All Money Market Instruments held by a Fund will meet the definition of “Eligible Security” in Rule 2a-7 under the Act. The Advisor may invest in such Money Market Instruments rather than in Index Constituents when it would be more efficient or less expensive for the Fund. Also, each Fund may invest in Money Market Instruments as “cover” for Financial Instruments as described above, for liquidity purposes, or to earn interest.

          (g) Cash

     Each Fund may also invest its assets in cash and cash-equivalents (collectively, “Cash”).

     L. Management of the Funds

     While each Fund will be managed by the Advisor, each Fund’s Board will have overall responsibility for such Fund’s operations. The composition of the Board will be in compliance with the requirements of Section 10 of the Act.

     M. Exchange Listing

     As discussed above in Section II.A. “General”, the Trust is preparing an application to list Shares of the Initial FOF Funds on an Exchange and will list Shares of Future Funds on an Exchange. The Distributor will serve as principal underwriter only of the Creation Units of Shares. The principal secondary market for Shares of the Funds will be the Exchange on which they are primarily listed, as applicable (“Listing Exchange”). Shares of the Initial Funds will be traded on an Exchange in a manner similar to those of Prior ETFs, such as shares of the PowerShares Autonomic ETFs, WisdomTree Trust, Market Vectors Trust, Claymore Trust, ProShares Trust, the SPDR Trust (“SPDRs”), the DIAMONDS Trust (“DIAMONDS”), the iShares MSCI Series (formerly known as “WEBS”), Select Sector SPDRs Trust and iShares Trust,35 and Applicants expect that one or more Listing Exchange member firms will be

35 “iShares” is a service mark of Barclays Global Investors, N.A.

designated by such Exchange to act as Specialist or Market Maker. Shares of any Fund listed on NASDAQ will be traded in a manner similar to shares of other ETFs listed on NASDAQ, such as BLDRS and QQQs,36 as well as the shares of ETFs that trade on NASDAQ pursuant to unlisted trading privileges (“UTP”)37.

     Pursuant to applicable Listing Exchange rules, suspension of trading in or removal from listing of a Fund would be considered under certain circumstances. For example, NYSE Arca Rule 5.5(g)(2) provides that suspension of trading and delisting would be considered if (1) following the initial twelve-month period beginning upon the commencement of trading of Shares of such Fund, there are fewer than fifty (50) record and/or beneficial holders of the Fund for thirty (30) or more consecutive trading days, (2) the value of the index or portfolio of securities on which the Fund is based is no longer calculated or available or (3) such other event shall occur or condition shall exist which in the opinion of NYSE Arca makes further dealings on NYSE Arca inadvisable. In addition, if a Fund ceases operation and terminates, NYSE Arca will remove the Shares of such Fund from listing and trading. Other Exchanges have similar requirements.

     As long as each Fund operates in reliance on the requested Order, Shares will be listed on an Exchange.

36 Units of the Nasdaq-100 Trust are often referred to by their former 3-letter trading symbol “QQQ” (which is now the four-letter symbol “QQQQ”) (“QQQsSM,” “QQQQSM,” “Nasdaq-100SM,” “Nasdaq-100 SharesSM,” and “Nasdaq 100 TrustSM” are service marks of The Nasdaq Stock Market Inc.).

37 The Applicants understand that NASDAQ listed securities are subject to the NASDAQ Unlisted Trading Privileges Plan (“UTP Plan”), which provides for dissemination of quotation and trade information for NASDAQ securities, whereas securities from other Listing Exchanges (e.g., NYSE or Alternext) are subject to the Consolidated Tape Association Plan (“CTA Plan”). The UTP Plan and the CTA Plan were each approved by the Commission pursuant to the provisions of Section 11A of the Exchange Act. NASDAQ’s method of trading utilizes a market maker, rather than specialist, system.

     N. Sales of Fund Shares

     1. General

     The Trust will be structured in a manner similar to all ETFs currently trading in the U.S. and therefore will offer, issue and sell Shares of its Funds to investors only in Creation Units through the Distributor on a continuous basis at the NAV per share next determined after an order in proper form is received. The NAV of each Fund is expected to be determined as of the close of the regular trading session on the NYSE (ordinarily 4:00 p.m. Eastern Time (“ET”) (“Closing Time”) on each day that the NYSE is open. Each Fund will sell and redeem Creation Units of a Fund only on a “Business Day” which is defined as any day that the NYSE, the Exchange, each Fund, and the Custodian are open for business and includes any day that a Fund is required to be open under Section 22(e) of the Act.

     In order to keep costs low and permit a Fund to be as fully invested as possible, Shares of the Fund generally will be purchased in Creation Units in exchange for the in-kind deposit, by the purchaser, of a basket of Portfolio Holdings designated by the Advisor or the Subadvisor to correspond generally to the price and yield performance of the relevant Index (“Deposit Securities”), together with the deposit of a specified cash payment in the manner more fully described below. Likewise, for such reasons and to minimize liquidity problems, it is presently expected that redemptions of Creation Units generally will be made by each Fund through delivery of designated Portfolio Holdings (“Fund Securities”) and a specified cash payment in the manner more fully described below. As a general matter, the Deposit Securities and Fund Securities will correspond pro rata to the Portfolio Holdings held by each Fund, but Fund Securities received on redemption may not always be identical to Deposit Securities deposited in connection with the purchase of Creation Units for the same day (see, Section II.P. “Redemption” below). The Funds will comply with the federal securities laws in accepting

Deposit Securities and satisfying redemptions with Fund Securities, including that the Deposit Securities and Fund Securities are sold in transactions that would be exempt from registration under the Securities Act. Applicants note that, in some circumstances or in certain countries, it may not be practicable or convenient, or permissible under the laws of certain countries or the regulations of certain foreign stock exchanges, for an International Fund to operate on an in-kind basis exclusively. Over time, a Fund may conclude that operating on an exclusively in-kind basis presents operational problems for the Fund. Therefore, a Fund may permit, in its discretion, an in-kind purchaser to substitute cash in lieu of depositing some or all of the requisite Deposit Securities. In order for each Fund to preserve maximum efficiency and flexibility, each Fund reserves the right to determine in the future that its Shares may be purchased in Creation Units on a cash-only basis. The decision to permit cash-only purchases of Creation Units, to the extent made at all in the future, would be made if the applicable Fund and the Advisor or the Subadvisor believed such method would reduce such Fund’s transaction costs or would enhance such Fund’s operating efficiency. This would likely happen only in limited circumstances. For example, when a substantial rebalancing of a Fund’s portfolio is required, the Advisor or the Subadvisor might prefer to receive cash-only rather than in-kind stocks so that it has the liquid resources at hand to make the necessary purchases. If a Fund were to receive in-kind stocks on such a day, it would have to sell many of such stocks and acquire new stocks to properly track its Index, thus incurring transaction costs that could have been avoided (or at least reduced) if the Fund had received payment for the Creation Units in cash.

     2. Transaction Fees

     Transaction expenses, including operational processing and brokerage costs, will be incurred by a Fund when investors purchase or redeem Creation Units in-kind and such costs have the potential to dilute the interests of the Fund’s existing shareholders. Hence, each Fund will impose purchase or redemption transaction fees (“Transaction Fees”) in connection with effecting such purchases or redemptions of Creation Units. Since the Transaction Fees are intended to defray the transaction expenses as well as to prevent possible shareholder dilution resulting from the purchase or redemption of Creation Units, the Transaction Fees will be borne only by such purchasers or redeemers. Where a Fund permits an in-kind purchaser to substitute cash in lieu of depositing one or more of the requisite Deposit Securities, the purchaser may be assessed a higher Transaction Fee on the cash in lieu portion of its investment to cover the cost of purchasing such Deposit Securities, including operational processing and brokerage costs, and part or all of the spread between the expected bid and offer side of the market relating to such Deposit Securities. The exact amounts of such Transaction Fees will be determined separately for each Fund.

     The amount of the maximum Transaction Fee for each Fund will be set separately as discussed above. The maximum amount of the Transaction Fees will be fully disclosed in the Fund’s Prospectus and the method of calculating such Transaction Fees will be disclosed in the Fund’s Prospectus or SAI. Variations in the Transaction Fees may be imposed from time to time as disclosed in the Fund’s Prospectus in accordance with Rule 22d-1 under the Act and the method of determining such variations will be disclosed in the SAI. From time to time and for such periods as the Advisor or the Subadvisor in its sole discretion may determine, the Transaction Fees for purchase or redemption of Creation Units for any Fund may be increased, decreased or otherwise modified. Such changes and variations will be effected by an amendment or supplement to the Fund’s then current registration statement. Such Transaction Fees will be limited to amounts that have been determined by the Advisor or the Subadvisor to be appropriate and will take into account operational processing costs associated with the recent Deposit Securities and Fund Securities of the Funds. In all cases, such Transaction Fees will be limited in accordance with requirements of the Commission applicable to management investment companies offering redeemable securities.

     3. Purchase of Creation Units-General

     All orders to purchase Shares of a Fund in Creation Units must be placed with the Distributor by or through an “Authorized Participant” which is either: (1) a “Participating Party,” i.e., a broker-dealer or other participant in the Continuous Net Settlement (“CNS”) System of NSCC, a clearing agency registered with the Commission, or (2) a Participant in DTC, which in either case, has signed a “Participant Agreement” with the Distributor. An Authorized Participant is not required to be a member of an Exchange. As described below in subsections 4 and 5 below, the Distributor will be responsible for transmitting the orders to the Funds and will furnish to those placing such orders confirmation that the orders have been accepted, but the Distributor may reject any order which is not submitted in proper form. Subsequent to the acceptance of an order to purchase Shares in Creation Units, upon delivery of the requisite Deposit Securities and cash balancing payment, each as described below, the Distributor will instruct the applicable Fund to initiate “delivery” of the appropriate number of Shares of the applicable Fund to the book-entry account specified by the entity placing the order in the manner described in subsection 5 below. The Distributor also will be responsible for delivering the Fund’s Prospectus to those persons purchasing Shares in Creation Units and for maintaining records of both the orders placed with it and the confirmations of acceptance furnished by it. In addition, the Distributor will maintain a record of the instructions given to the applicable Fund to implement the delivery of its Shares. The Distributor may delegate certain administrative tasks to the Administrator.

     4. Payment Requirements for Creation Units

Payment with respect to Creation Units placed through the Distributor will be made by the purchasers generally by an in-kind deposit with the Fund of the Deposit Securities (selected in the manner discussed above in this Section II.K.) together with an amount of cash, if necessary, specified by the Advisor or the Subadvisor in the manner described below (“Balancing Amount”). The deposit of the requisite Deposit Securities and the Balancing Amount are collectively referred to herein as a “Portfolio Deposit.” The Balancing Amount is an amount equal to the difference between (1) the NAV (per Creation Unit) of a Fund and (2) the total aggregate market value (per Creation Unit) of the Deposit Securities (such value referred to herein as the “Deposit Amount”). The Balancing Amount serves the function of compensating for differences, if any, between the NAV per Creation Unit and that of the Deposit Amount. The Portfolio Deposit will apply to all purchases of Creation Units until a new Portfolio Deposit for a Fund is announced.

     The Advisor or the Subadvisor will make available on each Business Day, prior to the opening of trading on the Exchange (currently 9:30 a.m. ET) the list of the names and the required number of shares of each Deposit Security included in the current Portfolio Deposit (based on information at the and of the previous Business Day) for the relevant Fund (the “Creation List”).38 Such Portfolio Deposit will be applicable, subject to any adjustments to the Balancing Amount, as described below, in order to effect purchases of Creation Units of a given Fund until such time as the next-announced Portfolio Deposit composition is made available.

     As discussed above, the identity and number of shares of the Deposit Securities required for the Portfolio Deposit for each Fund will change as rebalancing adjustments and corporate action events to its Index are reflected from time to time by the Advisor or the Subadvisor with a view to the investment objective of such Fund. The composition of the Deposit Securities may also change in response to adjustments to the weighting or composition of the Index Constituents

38 Applicants expect the same information to be provided prior to the opening of trading on any other Exchange that is the primary Listing Exchange for Shares.

in the relevant Index. The adjustments described above will reflect changes, known to the Advisor or the Subadvisor by the time of determination of the Deposit Securities, in the composition of the Index being tracked by the relevant Fund, or resulting from stock splits and other corporate actions.

     In addition, each Fund reserves the right to permit or require the substitution of an amount of cash (i.e., a “cash in lieu” amount) to be added to the Balancing Amount, if any, to replace any Deposit Security which: (1) may be unavailable or not available in sufficient quantity for delivery to the applicable Fund upon the purchase of Shares in Creation Units, (2) may not be eligible for transfer39 through the NSCC Clearing Process (defined below), or (3) may not be eligible for trading by an Authorized Participant or the investor on whose behalf the Authorized Participant is acting. When such cash purchases of Creation Units are available or specified for a Fund, they will be effected in essentially the same manner as in-kind purchases of Shares. In the case of a “cash in lieu” purchase, the investor must pay the cash equivalent of the Deposit Securities it would otherwise be required to provide through an in-kind purchase, plus the same Balancing Amount required to be paid by an in-kind purchaser. In addition, trading costs, operational processing costs and brokerage commissions associated with using cash to purchase the requisite Deposit Securities will be incurred by such Fund and will affect the value of all Shares, hence the Advisor intends to adjust the relevant Transaction Fee to defray any such costs and prevent shareholder dilution in the manner and within the parameters described in subsection 2 above.

Creation Units may be purchased only by or through an Authorized Participant that has entered into a Participant Agreement. An investor does not have to be an Authorized Participant,

39 Applicants are not aware of any company securities which are currently unavailable for DTC transfer and hence ineligible for transfer through the NSCC Clearing Process (defined below).

but must place an order through, and make appropriate arrangements with, an Authorized Participant. Authorized Participants making payment for Creation Units of Shares of Domestic Funds placed through the Distributor must either: (1) initiate instructions pertaining to Portfolio Deposits through the CNS System as such processes have been enhanced to effect purchases and redemptions of Creation Units of Shares (such process being referred to herein as the “NSCC Clearing Process”) or (2) deposit Portfolio Deposits with the Fund “outside” the NSCC Clearing Process through the facilities of DTC (“DTC Facilities”). Authorized Participants making payments for Creation Units of Shares of International Funds placed through the Distributor must have international trading capabilities40 and must deposit the Portfolio Deposit with the Fund “outside” the NSCC Clearing Process through each Fund’s custodian and relevant sub-custodians in the manner described below.

     All orders to purchase Creation Units, whether through the NSCC Clearing Process, or “outside” the NSCC Clearing Process through DTC Facilities or otherwise, must be received by the Distributor no later than the Order Cut-Off Time (defined below) in each case on the date such order is placed (“Transmittal Date”) in order for creation of Creation Units to be effected based on the NAV of the relevant Funds as determined on such date. In the case of custom orders,41 the order must be received by the Distributor, no later than 3:00 p.m. ET. The procedures for making payment through the NSCC Clearing Process as well as “outside” the NSCC Clearing Process through DTC Facilities or otherwise, will be set forth in detail in each Fund’s SAI and are discussed below in subsections 5, 6 and 7.

40 This is not required for any International Fund which holds only ADRs.

41 A custom order may be placed by an Authorized Participant in the event that the Fund permits or requires the substitution of a “cash in lieu” amount to be added to the Cash Component to replace any Deposit Security which

(continued…)

     5. Placement and Acceptance of Creation Unit Purchase Orders

     To initiate an order for a Creation Unit of any particular Fund, the Authorized Participant must give notice to the Distributor of its intent to submit such an order to purchase not later than the order cut-off time designated as such in the Participant Agreement (“Order Cut-Off Time”) on the relevant Business Day. The Order Cut-Off Time is currently 4:00 p.m. ET for purchases of Shares. Once the Distributor receives a notice of an intent to submit an order, the Distributor shall cause the Advisor, the Subadvisor and the Custodian to be informed of such notice.

     6. Purchases Through the NSCC Clearing Process

     An entity purchasing Creation Units of Shares of a Domestic Fund may use the NSCC Clearing Process which has been designed to provide trade instructions and the transfer of the requisite Portfolio Deposit to the applicable Fund, along with the appropriate Transaction Fee. Upon the deposit of such Portfolio Deposit in payment for such Creation Units of Shares placed through the Distributor, such Shares will be delivered to the purchaser thereof.

     7. Purchases “Outside” the NSCC Clearing Process

     An entity purchasing Creation Units of Shares of Domestic Funds “outside” the NSCC Clearing Process will be using a non-automatic line-by-line position movement of each Deposit Security and hence will be required to pay a higher Transaction Fee than would have been charged had the creation been effected through the NSCC Clearing Process. Such Transaction Fee will be calculated in the manner disclosed in the Fund’s Prospectus and/or SAI. Upon the deposit of the requisite Portfolio Deposits in payment for Creation Units placed through the Distributor, such Shares in Creation Units will be delivered to the purchasers thereof.

(..continued)

may not be available in sufficient quantity for delivery or which may not be eligible for trading by such Authorized Participant or the investor for which it is acting.

(continued…)

     The NSCC Clearing Process is not currently available for purchases (or redemptions) of International Funds (except for those Funds holding portfolios exclusively comprised of ADRs). Therefore, an entity purchasing (or redeeming) Creation Units must effect such transactions “outside” the NSCC Clearing Process. Once the Fund’s Custodian has been notified of an order to purchase, it will provide such information to the relevant sub-custodian(s) of each such International Fund.

     The Fund’s Custodian shall cause the sub-custodian(s) of each such International Fund to maintain an account into which the Authorized Participant shall deliver, on behalf of itself or the party on whose behalf it is acting, the securities included in the designated Portfolio Deposit (or the cash value of all or part of such securities, in the case of a permitted or required cash purchase or “cash-in-lieu” amount), with any appropriate adjustment as advised by the Fund. Deposit Securities must be maintained by the applicable local sub-custodian(s). Following the notice of intention, an irrevocable order to purchase Creation Units, in the form required by the Fund, must be received by the Distributor, as principal underwriter, from an Authorized Participant on its own or another investor’s behalf by the Closing Time on the date such request is submitted.

     The Authorized Participant must make available on or before the contractual settlement date, by means satisfactory to the applicable Fund, immediately-available or same-day funds estimated by such Fund to be sufficient to pay the Balancing Amount next determined after acceptance of the purchase order together with the applicable purchase Transaction Fee. Any excess funds will be returned following settlement of the issue of the Creation Unit.

     Subject to the conditions that (i) a properly completed irrevocable purchase order has been submitted by the Authorized Participant (either on its own or another investor’s behalf) not later than the Closing Time on the Transmittal Date, and (ii) arrangements satisfactory to the applicable Fund are in place for payment of the Balancing Amount and any other cash amounts which may be due, the applicable Fund will accept the order, subject to its right (and the right of the Distributor, the Advisor and the Subadvisor) to reject any order not submitted in proper form.

     Once the Fund has accepted an order, upon the next determination of the NAV per Share of the relevant Fund, the Fund will confirm the issuance, against receipt of payment, of a Creation Unit of such Fund at such NAV per Share. The Distributor will then transmit a confirmation of acceptance to the Authorized Participant that placed the order.

     A Creation Unit of a Fund will not be issued until the transfer of good title to the Fund of the Deposit Securities and the payment of the Balancing Amount have been completed. Notwithstanding the foregoing, to the extent contemplated by a Participant Agreement, Creation Units will be issued to an Authorized Participant notwithstanding the fact that the corresponding Portfolio Deposits have not been received in part or in whole, in reliance on the undertaking of such Authorized Participant to deliver the missing Deposit Securities as soon as possible, which undertaking shall be secured by such Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the Fund to use such collateral to buy the missing Deposit Securities at any time and will subject the Authorized Participant to liability for any shortfall between the cost to the Fund of purchasing such securities and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

     8. Rejection of Creation Unit Purchase Orders

     As noted above, the Distributor may reject any order to purchase Creation Units of Shares that is not submitted in proper form. In addition, a Fund may reject a purchase order transmitted to it by the Distributor if:

1.	the purchaser or group of related purchasers, upon obtaining the Creation Units of Shares of a Fund order, would own eighty percent (80%) or more of the outstanding Shares of such Fund;

2.	the acceptance of the Portfolio Deposit would have certain adverse tax consequences, such as causing the Fund to no longer meet RIC status under the Code for federal tax purposes (see, Section II.Q. “Qualification as a Regulated Investment Company” below);

3.	the acceptance of the Portfolio Deposit would, in the opinion of the Fund, be unlawful, as in the case of a purchaser who was banned from trading in securities;

4.	the acceptance of the Portfolio Deposit would otherwise, in the discretion of the Fund, the Advisor or the Subadvisor, have an adverse effect on the Fund or on the rights of Beneficial Owners; or

5.	there exist circumstances outside the control of the Fund that make it impossible to process purchases of Creation Units of Shares for all practical purposes. Examples of such circumstances include: acts of God or public service or utility problems such as fires, floods, extreme weather conditions and power outage resulting in telephone, telecopy and computer failures;

market conditions or activities causing trading halts; systems failures involving computer or other information systems affecting the Funds, the Advisor, any Subadvisor(s), the Transfer Agent, the Custodian, the Distributor, DTC, NSCC or any other participant in the purchase process; and similar extraordinary events.

     O. Pricing

     The price of Shares trading on an Exchange will be based on a current bid/offer market. The price of Shares, like the price of all traded securities, will be subject to factors such as supply and demand, as well as the current value of the Portfolio Holdings held by such Fund. In addition, Shares are available for purchase or sale on an intraday basis on an Exchange and do not have a fixed relationship to the previous day’s NAV or the current day’s NAV. Prices on an Exchange therefore may be below, at, or above the most recently calculated NAV of such Shares. No secondary sales will be made to brokers or dealers42 at a concession by the Distributor or by a Fund. Transactions involving the sale of Shares on an Exchange will be subject to customary brokerage commissions and charges.

     Applicants believe that the existence of a continuous trading market on an Exchange for Shares, together with the publication by the Exchange of the current market value of the sum of the Deposit Securities and the estimated Balancing Amount, will be features of each Fund particularly attractive to certain types of investors. Applicants intend to emphasize these features in the marketing of Shares.

     Applicants submit that the pricing of Shares by means of bids and offers on an Exchange in the secondary market is no longer novel. Applicants are aware of the marketing success of Prior ETFs, the individual securities of which are traded on an Exchange, but which also permit

42 The term “dealer” as defined in Section 2(a)(12) of the Securities Act includes both a dealer effecting transactions for its own account and a broker effecting transactions for the accounts of others.

on a continuous basis the redemption of specified aggregations of such individual securities. Applicants believe that the shares of ETFs currently trading on the Exchanges generally have traded close to their respective NAVs on a per share basis, since trading commenced.

          P. Redemption

     It is apparent to Applicants that an exchange-traded open-end investment company which provides a daily redemption feature affords significant possible benefits for certain types of investors. Beneficial Owners of Shares may sell their Shares in the secondary market, but must accumulate enough Shares to constitute a Creation Unit in order to redeem through the applicable Fund. Redemption orders must be placed by or through an Authorized Participant. Creation Units will be redeemable at their NAV per Share next determined after receipt of a request for redemption by the applicable Fund. Each Fund will have, pursuant to its organizational documents, the right to make redemption payments in respect of a Fund in cash, “in-kind,” or a combination of both, provided the value of its redemption payments on a Creation Unit basis equals the NAV times the appropriate number of Shares of such Creation Unit. Creation Units of each Fund will be redeemed principally in-kind (together with a balancing cash payment), as described below, except in certain circumstances, discussed below, in which Creation Units may be redeemed in exchange wholly or in part for cash.

     Consistent with the provisions of Section 22(e) of the Act and Rule 22e-2 thereunder, the right to redeem will not be suspended, nor payment upon redemption delayed, except to the extent that the request for relief from Section 22(e) of the Act as set forth in Section IV.C. is granted by the Commission.

     Subject to the foregoing, Creation Units of any Fund will generally be redeemable on any Business Day in exchange for the Cash Redemption Payment (defined below) and Fund Securities in effect on the date a request for redemption is made.43

     The Advisor or Subadvisor will publish daily the list of Fund Securities which a redeemer will receive from the Fund (“Redemption List”).44 In some instances, the Creation List may differ slightly from the Redemption List.45 The Fund will also deliver to the redeeming Beneficial Owner in cash the “Cash Redemption Payment,” which on any given Business Day will be an amount calculated in the same manner as that for the Balancing Amount, although the actual amounts may differ if the Redemption List is not identical to the Creation List applicable for creations on the same day. To the extent that the Fund Securities on the Redemption List have a value greater than the NAV of the Shares being redeemed, a cash payment equal to the differential is required to be paid by the redeeming Beneficial Owner to the applicable Fund. Each Fund may also make redemptions in cash in lieu of transferring one or more Fund Securities

43 In the event that any Fund is terminated, the composition and weighting of the Portfolio Holdings to be made available to redeemers shall be established as of such termination date. There are no specific termination events, but any Fund may be terminated either by a majority vote of the Board or by the affirmative vote of a majority of the holders of the Funds entitled to vote. Although the Shares are not automatically redeemable upon the occurrence of any specific event, each Fund’s organizational documents provide that the Board will have the unrestricted power to alter the number of Shares in a Creation Unit. Therefore, in the event of a termination, the Board in its discretion could determine to permit the Shares to be individually redeemable. In such circumstances, the Fund might elect to pay cash redemptions to all shareholders, with an in-kind election for shareholders owning in excess of a certain stated minimum amount.

44 The Advisor and the Distributor have adopted a Code of Ethics as required under rule 17j-1 of the Act, and Rule 204-2 of the Advisers Act which contains provisions reasonably necessary to prevent Access Persons (as defined in Rule 17j-1) from engaging in any conduct prohibited in Rule 17j-1. The Advisor and the Distributor have also adopted Policies and Procedures to Detect and Prevent Insider Trading as required under Section 204A of the Advisers Act which are reasonably designed taking into account the nature of their business, to prevent the misuse in violation of the Advisers Act or the Exchange Act or the rules or regulations thereunder, of material non public information. Similarly, any Subadvisor will also have adopted a Code of Ethics and Policies and Procedures to Detect and Prevent Insider Trading.

45 As discussed above in Section II.K.4, “Investment Objectives and Policies,” under limited circumstances, a Fund may be holding certain Portfolio Holdings which are (i) Non-Constituents that are scheduled to be added, but not yet added, to the Underlying Index, (ii) Non-Constituents deleted from the Underlying Index but not deleted from the Fund’s portfolio or (iii) Non-Constituents due to RIC compliance requirements.

to a redeeming investor if the Fund determines, in its discretion, that such method is warranted. This could occur, for example, when a redeeming entity is restrained by regulation or policy from transacting in certain Fund Securities, such as the presence of such Fund Securities on a redeeming investment banking firm’s restricted list (see Section II.N.4 above).

     Redemption of Shares in Creation Units will be subject to a cash Transaction Fee imposed in the same amount and manner as the Transaction Fee incurred in purchasing such Shares. Redemption of Shares may be made either through the NSCC Clearing Process (with respect to Domestic Funds only) or “outside” the NSCC Clearing Process through the facilities of DTC or otherwise (with respect to Domestic Funds or International Funds). As discussed in Section II.N.1. above, a redeeming investor will pay a Transaction Fee to offset the Fund’s trading costs, operational processing costs, brokerage commissions and other similar costs incurred in transferring the Fund Securities from its account to the account of the redeeming investor. A redemption request through the NSCC Clearing Process must be received by the Distributor at a time specified by the Fund (currently expected to be 4:00 p.m. ET). An entity redeeming Shares in Creation Units “outside” the NSCC Clearing Process may be required to pay a higher Transaction Fee than would have been charged had the redemption been effected through the NSCC Clearing Process. A redeeming investor receiving cash in lieu of one or more Fund Securities may also be assessed a higher Transaction Fee on the cash in lieu portion to cover the costs of selling such Securities, including all the costs listed above plus all or part of the spread between the expected bid and offer side of the market relating to such Fund Securities. This higher Transaction Fee will be assessed in the same manner as the Transaction Fee incurred in purchasing Creation Units using a cash in lieu portion as described in Section II.N.2., and will be calculated in the manner disclosed in the Fund’s Prospectus and/or SAI. To the extent contemplated by a Participant Agreement, in the event an Authorized Participant has submitted a redemption request in proper form but is unable to transfer all or part of the Creation Unit to be redeemed to the Distributor, on behalf of the Fund, by the closing time of the regular trading session on the Exchange on the date such redemption request is submitted, the Distributor will nonetheless accept the redemption request in reliance on the undertaking by the Authorized Participant to deliver the missing Shares as soon as possible, which undertaking shall be secured by the Authorized Participant’s delivery and maintenance of collateral. The Participant Agreement will permit the relevant Fund to use such collateral to purchase the missing Shares or acquire the Deposit Securities and the Balancing Amount underlying such Shares, and will subject the Authorized Participant to liability for any shortfall between the cost of the Fund purchasing such Shares, Deposit Securities or Balancing Amount and the value of the collateral. The SAI may contain further details relating to such collateral procedures.

     A redemption request “outside” the NSCC Clearing Process will be considered to be in proper form if (i) a duly completed request form is received by the Distributor from the Authorized Participant on behalf of itself or another redeeming investor at a time specified by the Fund (currently expected to be 4:00 p.m. ET), and (ii) arrangements satisfactory to the Fund are in place for the Authorized Participant to transfer or cause to be transferred to the Fund the Creation Unit of a Fund being redeemed through the book-entry system of the Depository on or before contractual settlement of the redemption request. As discussed above, in certain circumstances, each Fund in its discretion may require or permit cash to be substituted for Shares.

     In the case of Shares of International Funds, upon redemption of Creation Units and taking delivery of the Fund Securities into the securities account of the redeeming shareholder or an Authorized Participant acting on behalf of such investor, such person must maintain appropriate security arrangements with a broker-dealer, bank or other custody provider in each jurisdiction in which any of such Fund Securities are customarily traded. If neither the redeeming shareholder nor the Authorized Participant acting on behalf of such redeeming shareholder has appropriate arrangements to take delivery of the Fund Securities in the applicable jurisdictions and it is not possible to make such arrangements, or if it is not possible to effect deliveries of the Fund Securities in such jurisdictions and in certain other circumstances,46 the Fund may in its discretion exercise its option to redeem such Shares for cash, and the redeeming shareholder will be required to receive its redemption proceeds in cash. In such case, the investors will receive a cash payment equal to the NAV of its Shares based on the NAV of Shares of the relevant Fund next determined after the redemption request is received in proper form, minus the Transaction Fee as discussed above, as well as the other costs incidental to converting securities to cash.

     Q. Qualification as a Regulated Investment Company

     Each Fund intends to qualify for and to elect treatment as a RIC for U.S. federal income tax purposes, with the result that each Fund effectively will be treated as if it were a separate corporation and will generally not be subject to U.S. federal income tax on its income to the extent it distributes substantially all of its investment company taxable income and net capital gains and satisfies other applicable requirements of the Code.

     Each Fund will have the right to reject an order for purchase of Creation Units of Shares upon an in-kind deposit of Deposit Securities if the purchaser (or a group of related purchasers) would, upon obtaining the Shares so ordered, own eighty percent (80%) or more of the outstanding Shares of a given Fund and if, in consequence, pursuant to Section 351 of the Code, the respective Fund would have a basis in the Deposit Securities different from the market value

46 Applicants note that certain holders of Shares residing in a country that is the locale of the International Index may be subject to unfavorable income tax treatment if they are entitled to receive in-kind redemption proceeds. In such cases, the Fund may adopt a policy that such resident shareholders may redeem Creation Units solely for cash.

of such Deposit Securities on the date of deposit. Each Fund will have the right to require and rely upon information necessary to determine beneficial share ownership for purposes of the eighty percent determination or in lieu of this, accept a certification from a broker-dealer who is a member of the Exchange which is the primary listing exchange that the cost basis of the securities deposited is essentially identical to their market value at the time of deposit.

     R. Dividends, Distributions and Taxes

     Dividends from net investment income for all Funds will be declared and paid at least annually, and in some cases more frequently, by each Fund in the same manner as by other open-end investment companies. Dividends will be paid to Beneficial Owners of record in the manner described below. Distributions of realized capital gains, if any, generally will be declared and paid once a year, but each Fund may make distributions on a more frequent basis to comply with the distribution requirements of the Code, in all events in a manner consistent with the provisions of the Act.

     Dividends and other distributions on Shares of each Fund will be distributed on a pro rata basis to Beneficial Owners of such Shares. Dividend payments will be made through the Depository and the DTC Participants to Beneficial Owners on the record date with amounts received from each Fund.

     Each Fund (i) will make additional distributions to the extent necessary to distribute the annual investment company taxable income of the Fund, plus any net capital gains and (ii) may make additional distributions to avoid imposition of the excise tax imposed by Section 4982 of the Code. The Board will reserve the right to declare special dividends if, in its reasonable discretion, such action is necessary or advisable to preserve the status of each Fund as a RIC or to avoid imposition of income or excise taxes on undistributed income.

     S. Dividend Reinvestment Service

     No Fund will make the DTC book-entry dividend reinvestment service available for use by Beneficial Owners for reinvestment of their cash proceeds but certain individual brokers may make a dividend reinvestment service available to their clients. The SAI will inform investors of this fact and direct interested investors to contact their brokers to ascertain the availability and a description of such a service through such brokers. The SAI will also caution interested Beneficial Owners that they should note that each broker may require investors to adhere to specific procedures and timetables in order to participate in the service and such investors should ascertain from their brokers such necessary details. Shares acquired pursuant to such service will be held by the Beneficial Owners in the same manner, and subject to the same terms and conditions, as for original ownership of Shares. Brokerage commissions and other costs, if any, incurred in purchasing Shares with the cash from the distributions generally will be an expense borne by the individual Beneficial Owners participating in reinvestment through such service.

     T. Shareholder Transaction and Distribution Expenses

     No sales charges for purchases of Creation Units of Shares of Shares of any Fund are contemplated. As indicated above in Section II.P. “Redemption,” each Fund will charge a Transaction Fee only to those investors purchasing and redeeming Creation Units of its Shares. Investors purchasing and selling Shares in the secondary market may incur customary brokerage commissions, fees and expenses. Although it is anticipated that each Fund will adopt a plan under Rule 12b-1 of the Act of up to 25 basis points calculated on the average daily NAV of each Fund, there is no present intention to implement a plan. If and when implemented, such plan will be disclosed in the Fund’s Prospectus.

     U. Shareholder Reports

     Each Fund will furnish to the DTC Participants for distribution to Beneficial Owners of Shares notifications with respect to each distribution, as well as an annual notification as to the tax status of such Fund’s distributions. Each Fund will also furnish to the DTC Participants, for distribution to Beneficial Owners of Shares, the Fund’s annual report containing audited financial statements, as well as copies of annual and semiannual shareholder reports.

     V. Availability of Information Regarding Shares and Indexes

     Applicants intend that, on each Business Day, the Creation List, the Redemption List, and the Balancing Amount effective as of the previous Business Day, per outstanding Share of each Fund, will be made available. The Administrator intends to provide an estimated Balancing Amount, adjusted through the close of the trading day, to the Exchange. The Exchange will disseminate, every 15 seconds during regular Exchange trading hours, through the facilities of the Consolidated Tape Association, an amount per Share representing the sum of (i) the estimated Balancing Amount and (ii) the current value of the Deposit Securities, on a per Share basis. The

Exchange will not be involved in, or be responsible for, the calculation of the estimated Balancing Amount nor will it guarantee the accuracy or completeness of the estimated Balancing Amount. No Fund will be involved in, or responsible for, the calculation or dissemination of the sum of the estimated Balancing Amount and the current value of the Deposit Securities, and will make no warranty as to its accuracy.

     Applicants have been advised by the Index Provider of the Initial Indexes that the value of each such Index will be updated intra-day on a real time basis as individual Components change in price and will be disseminated every 15 seconds throughout the trading day by the primary listing Exchange or such other organization authorized by the Index Provider. Applicants expect the same from the Index Providers of future Indexes and future primary listing Exchanges. In addition, these organizations will disseminate values for each Index once each trading day based on closing prices in the relevant exchange market. Each Fund will make available on a daily basis the names and required numbers of each of the Deposit Securities in a Creation Unit as well as information regarding the Balancing Amount. The NAV for each Fund will be calculated and disseminated daily.

     In addition, the Website will be maintained; it will include the Fund’s Prospectus and SAI, the relevant Index for each Fund, the prior business day’s NAV and Bid/Ask Price and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV, the Components of the relevant Index and a description of the methodology used in its computation will be maintained. The Website will be publicly available prior to the public offering of Shares of the Initial Funds. The Bid/Ask Price of Shares of each Fund is determined using the highest bid and the lowest offer on the Exchange on which the Shares are listed for trading. Applicants have been advised that the Exchange also intends to disseminate a variety of data such as Total Cash Amount Per Creation Unit, Shares Outstanding and NAV with respect to each Fund on a daily basis by means of CTA and CQ High Speed Lines.

     The closing prices of each Fund’s Deposit Securities will be readily available from, as applicable, the relevant Exchange, automated quotation systems, published or other public sources or on-line information services such as Reuters, Quotron or Bloomberg. Similarly, information regarding market and prices and volume of Shares will be broadly available on a real time basis throughout the trading day. The previous day’s closing price and volume information for the Shares will be published daily in the financial Sections of many newspapers. In addition, Applicants expect, given the past history of prior ETFs, that Shares will be followed closely by stock market and mutual fund professionals as well as investment advisers, who will offer their analysis of why investors should purchase, hold, sell or avoid Shares. In conclusion, Exchange listing of Shares should help ensure that there is a substantial amount of raw data available, and that such data is packaged, analyzed and widely disseminated to the investing public.

     W. Sales and Marketing Materials; Prospectus Disclosure

     Applicants will take such steps as may be necessary to avoid confusion in the public’s mind between the Funds on the one hand, and on the other hand, a traditional “open-end investment company” or “mutual fund.” For example, with respect to disclosure in the Fund’s Prospectus concerning the description of a Fund and the non-redeemability of Shares, the Funds will observe the following policies: (1) the term “mutual fund” will not be used except to compare and contrast a Fund with conventional mutual funds; (2) the term “open-end management investment company” will be used in the Fund’s Prospectus only to the extent required by Form N-1A or other securities law requirements and this phrase will not be included on the Fund’s Prospectus cover page or summary; (3) the front cover page of the Fund’s

Prospectus will include a distinct paragraph or paragraphs setting forth the fact that Shares will be listed on an Exchange (which will be identified) and will be individually non-redeemable; (4) the Fund’s Prospectus will disclose that the owners of Shares may acquire those Shares from the Fund, and tender those Shares for redemption to the Fund, in Creation Units only; and (5) the Fund’s Prospectus will clearly disclose that individual Share prices may trade at a premium or discount, that is, below or above the most recently calculated NAV47. The detailed explanation of the issuance and redemption procedures for Creation Units will be in the SAI.

     Although each Fund will be classified and registered under the Act as an open-end management investment company, neither the Trust nor any individual Fund will be advertised or marketed or otherwise “held out” as a traditional open-end investment company or a mutual fund. Instead, each Fund will be marketed as an “ETF.” To that end, the designation of the Funds in all marketing materials will be limited to the terms “ETF,” “investment company,” “fund” and “trust” without reference to an “open-end fund” or a “mutual fund,” except to compare and contrast the Funds with traditional open-end management investment companies (which may be referred to as “mutual funds”). All marketing materials that describe the features or method of obtaining, buying or selling Creation Units, or Shares traded on the Exchange, or refer to redeemability, will prominently disclose that Shares are not individually redeemable and will disclose that the owners of Shares may acquire those Shares from the Fund, or tender such Shares for redemption to the Fund in Creation Units only. The same approach will be followed in connection with the SAI, shareholder reports and investor educational materials issued or circulated in connection with the Shares.

47 See: “Enhanced Disclosure and New Prospectus Delivery Option for Registered Open-End Management Investment Companies”, Release Nos. 33-8998; IC-28584; January 13, 2009 (“Release”), at 57-58.

     Each Fund’s Prospectus will also state that, while Creation Units of Shares may be redeemed, brokerage and other costs may be associated with aggregating a sufficient number of Shares to redeem them in a Creation Unit and will indicate the estimated cost of a Creation Unit of each Fund based on the NAV of the Shares as of a recent date, and will refer to the SAI for details. After a Fund has traded for twelve months or more, the Prospectus or SAI and any advertising or sales literature will provide supplementary information on market premiums or discounts relative to the NAV to enable present and prospective shareholders to evaluate the relative desirability of the Shares’ intra-day marketability versus a conventional mutual fund’s redeemability at NAV at every trading day’s closing NAV.

     The primary disclosure document with respect to the Shares will be the Fund’s Prospectus.48 As with all investment company securities, the purchase of Shares in Creation Units will be accompanied or preceded by a Prospectus containing the Website address where the Prospectus and other required information can be found. The Fund’s Prospectus will make clear that Shares may be bought from a Fund only in Creation Units and redeemed by the Fund only if tendered in Creation Units, and will contain an explanation of the procedures for purchasing and redeeming Creation Units in appropriate detail. It will note that an investor may incur brokerage costs in purchasing enough Shares to constitute a Creation Unit. The Fund’s Prospectus also will disclose certain legal risks that are unique to persons purchasing Creation Units from the Fund and will prominently disclose that the Indexes are created and sponsored by an affiliated person of the Advisor.

48 See also footnote 9, supra.

     The Distributor, in its capacity as principal underwriter and distributor, will coordinate the production and distribution of Prospectuses to broker-dealers. It will be the responsibility of the broker-dealers to ensure that a Prospectus is provided to each secondary market purchaser of Shares. The Funds will provide copies of its annual and semi-annual shareholder reports to DTC participants for distribution to shareholders.

     The above policies and format will also be followed in all reports to shareholders.

     Each Fund’s Prospectus will clearly disclose that, for purposes of the Act, Shares are issued by the Funds and that the acquisition of Shares by investment companies is subject to the restrictions of Section 12(d)(1) of the Act. Also, the Prospectus for each Initial Fund and any other FOF Fund will prominently disclose that such fund is a “fund of funds”. In addition, the Prospectus for each Fund that is not an FOF Fund will disclose that it has received relief pursuant to an exemptive order that permits registered investment companies to invest in such Fund beyond the limits of Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an agreement with such Fund regarding the terms of the investment. (See, Section IV.F. below.)

     X. Procedure by Which Shares Will Reach Investors; Disclosure Documents

     Based on the experience of Prior ETFs, Applicants expect that there will be several categories of market participants who are likely to be interested in Purchasing Creation Units of a Fund. One is the institutional investor that desires to keep a portion of its portfolio indexed to the relevant Index and finds Shares a cost effective means to do so, with the added benefit of exchange-traded liquidity should it wish to sell some or all of its holding. Institutional investors may also wish to purchase or redeem Creation Units of a Fund to take advantage of the potential arbitrage opportunities in much the same manner as the arbitrageurs discussed in the next sentence. The other likely institutional investor is the arbitrageur, who stands ready to take advantage of any slight premium or discount in the market price of Shares on an Exchange versus the aggregate value of the Portfolio Holdings held by such Fund. Applicants do not expect that arbitrageurs will hold positions in Shares for any length of time unless the positions are appropriately hedged. Applicants believe that arbitrageurs will purchase or redeem Creation Units of a Fund in pursuit of arbitrage profit, and in so doing will enhance the liquidity of the secondary market, as well as keep the market price of Shares close to their NAV. Lastly, Applicants observe that Specialists or Market Makers, acting in the role of providing a fair and orderly secondary market for the Shares, may from time to time find it appropriate to purchase or redeem Creation Units in connection with its (their) market-making activities on the floor of the Exchange.

     In the above examples, those who purchase Shares in Creation Units may hold such Shares or may, at the time of purchase or at a later time, sell such Shares into the secondary market. Applicants expect that secondary market purchasers of Shares will include both institutional investors and “retail” investors for whom such Shares provide a useful, “retail-priced” exchange-traded mechanism for investing in the industry, market, market segment or market sector represented by the relevant Index.

     Each Fund’s Prospectus will indicate that the proposed method by which Shares will be purchased and traded may raise certain issues under applicable securities laws. Similar disclosure is made in the prospectuses for Prior ETFs. As described above, Shares in Creation Units will be offered continuously to the public. Because new Shares may be created and issued on an ongoing basis, at any point during the life of the relevant Fund, a “distribution,” as such term is used in the Securities Act, may be occurring. Broker-dealers and other persons will be cautioned in the Fund’s Prospectus that some activities on their part may, depending on the circumstances, result in their being deemed participants in a distribution in a manner which could render them statutory underwriters and subject them to the prospectus delivery and liability provisions of the Securities Act. For example, a broker-dealer firm and/or its client may be deemed a statutory underwriter if it takes Creation Units after placing an order with the Distributor, breaks them down into the constituent individual Shares, and sells such Shares directly to customers, or if it chooses to couple the purchase of a supply of new Shares with an active selling effort involving solicitation of secondary market demand for Shares. The Fund’s Prospectus will also state that a determination of whether one is an underwriter must take into account all the facts and circumstances pertaining to the activities of the broker-dealer or its client in the particular cases, and may provide examples of activities that could lead to categorization as an underwriter.

     The Fund’s Prospectus will also state that dealers who are not “underwriters,” but are participating in a distribution (as contrasted to ordinary secondary trading transactions), and thus dealing with Shares that are part of an “unsold allotment” within the meaning of Section 4(3)(C) of the Securities Act, would be unable to take advantage of the prospectus-delivery exemption provided by Section 4(3) of the Securities Act.49

     The Distributor will act as coordinator in connection with the production and distribution of such materials to broker-dealers and will make generally known among the broker-dealer community that a current version of such Fund’s Prospectus and SAI may be obtained through the Distributor. Brokerage firms will be able to order in advance their anticipated quantities of such materials from the Distributor. Additionally, the Distributor will arrange to deliver the Fund’s Prospectus and SAI to the Exchange, where they will be available for review by investors.

49 Applicants note that prospectus delivery is not required in certain instances, including purchases of Shares by an investor who has previously been delivered a prospectus (until such prospectus is supplemented or otherwise updated) and unsolicited brokers’ transactions in Shares (pursuant to Section 4(4) of the Securities Act). Also, firms that do incur a prospectus-delivery obligation with respect to Shares will be reminded that under Securities Act Rule 153, a prospectus-delivery obligation under Section 5(b)(2) of the Securities Act owed to a member of the Exchange in connection with a sale on such Exchange, is satisfied by the fact that the Fund’s Prospectus and SAI are available at such Exchange upon request. The Fund’s Prospectus also will note that the prospectus-delivery mechanism provided in Rule 153 is only available with respect to transactions on the listing Exchange.

III.	Relief Requested Related to the Establishment and Operation of the Funds as ETFs and Purchases and Sales of their Shares in Excess of the Limits Imposed by Section 12(d)(1) of the Act.

A.	Summary of the Amended Application Relating to the Establishment and Operation of the Funds as ETFs.

     Applicants seek an order from the Commission permitting (1) each Fund as an open-end investment company to issue Shares with limited redeemability; (2) secondary market transactions in Shares on an Exchange at negotiated prices, rather than at the current offering price described in the Fund’s Prospectus; (3) affiliated persons of each Fund to deposit securities into, and receive securities from, each Fund in connection with the purchase and redemption of Creation Units, all as more fully set forth below; (4) the payment or satisfaction of redemptions in periods exceeding seven (7) calendar days under specified limited circumstances; if certain conditions hereinafter described are met.

     The exemptive relief specified below is requested pursuant to Section 6(c) of the Act, which provides that the Commission may exempt any person, security or transaction or any class of persons, securities or transactions from any provision of the Act:

“if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of... [the Act].”

     Applicants believe that Shares of each Fund afford significant benefits in the public interest. Among other benefits, availability of Shares would: provide increased investment opportunities which should encourage diversified investment; provide in the case of individual tradable Shares, a low-cost market-basket security for small and middle-sized accounts of individuals and institutions that would be available at intra-day prices reflecting minute-by-minute market conditions rather than only closing prices; make available a vehicle that would track the selected Indexes more closely than most alternative market-basket investments due, in part, to the realization of economies of scale; provide a security that should be freely available in response to market demand; provide competition for comparable products available in both foreign and U.S. markets; attract capital to the U.S. equity market; and facilitate the implementation of diversified investment management techniques.

     The Commission has indicated that Section 6(c) permits it to exempt “particular vehicles and particular interests” from provisions of the Act that would inhibit “competitive development of new products and new markets offered and sold in or from the United States.” Investment Company Act Release No. 17534 (June 15, 1990), at 84. The Shares proposed to be offered would provide to both retail and institutional investors, new exchange-traded investment company products representing interests in targeted securities markets. As such, Applicants believe the Shares of the Funds are appropriate for exemptive relief under Section 6(c).

     Applicants have made every effort to achieve their stated objectives in a manner consistent with existing statutory and regulatory constraints and within the substantive limits of exemptive relief previously granted to others. They have concluded that in-kind redemption of Creation Units of the Funds to the maximum extent practicable as described herein will be essential in order to minimize the need for selling securities of a Fund’s portfolio to meet redemptions, to permit the maximum amount of resources of each Fund to be used to track the Index and to alleviate the inappropriate taxation of ongoing shareholders.

     With respect to the exemptive relief specified below regarding Section 17(a)(1) and 17(a)(2), relief is requested pursuant to Section 17(b), which provides that the Commission may approve the sale of securities to an investment company and the purchase of securities from an investment company, in both cases by an affiliated person of such company, if the Commission finds that:

“the terms of the proposed transaction... are reasonable and fair and do not involve any overreaching on the part of any person concerned, the proposed transaction is consistent with the policy of each registered investment company concerned.... and the proposed transaction is consistent with the general purposes of [the Act].”

     The sale and redemption of Creation Units of each Fund is on the same terms for all investors, whether or not such investor is an affiliate. In each case, Creation Units are sold and redeemed by each Fund at their NAV. The Portfolio Deposit for a Fund is based on a standard applicable to all and valued in the same manner in all cases. Such transactions do not involve “overreaching” by an affiliated person. Accordingly, Applicants believe the proposed transactions described herein meet the Section 17(b) standards for relief because the terms of such proposed transactions, including the consideration to be paid or received for the Creation Units, are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions will be consistent with the policy of each Fund as described herein; and are consistent with the general purposes of the Act.

     Applicants believe that the exemptions requested are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. The exemptions and order requested are substantially similar to those granted in the Prior ETF orders.

     B. Summary of the Amended Application with Respect to Section 12(d)(1) of the Act.

     Applicants also seek an order from the Commission permitting both Acquiring Management Companies and Acquiring Trusts to acquire Shares of certain Funds50 beyond the limits of Section 12(d)(1)(A) of the Act and permitting such Single-Tier Funds, their principal underwriters and Brokers to sell Shares of each such Fund to Acquiring Management Companies

50 Applicants seek relief for all Single-Tier Funds, but not for the Initial Funds nor for any Future Fund that is an FOF Fund.

and Acquiring Trusts beyond the limits of Section 12(d)(1)(B) of the Act. In addition, pursuant to Sections 6(c) and 17(b), Applicants request an exemption from Section 17(a) of the Act to permit each Single-Tier Fund to sell its Shares to, and redeem its Shares from, an Acquiring Fund that owns 5% or more of the Fund’s Shares.

     The exemptive relief specified below is requested pursuant to Section 12(d)(1)(J) of the Act. Applicants submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) coincident with the evolution of investment companies investing in other investment companies. Applicants submit that the structure of the proposed transaction as well as the proposed conditions to the relief from the limitations of Section 12(d)(1) requested in this Amended Application, including the requirement that Acquiring Funds enter into an Acquiring Fund Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants believe that the exemptions requested from Section 12(d)(1) as set forth in this Amended Application are necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the Act. Applicants assert that the relief and order requested is virtually identical to that granted in the WisdomTree Order, and is substantially similar to that granted to the SPDR Trust; MidCap SPDR Trust; DIAMONDS Trust; iShares Trust; and Select Sector SPDR Trust.

   C. Benefits of the Proposal - General

     The typical ETF allows investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in exchange-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment or industry sector that investors want to incorporate into their portfolio to express a specific investment theme or to participate in an economic/investment trend. The popularity of current ETFs, including but not limited to SPDRs, DIAMONDS, Select Sector SPDRs, iShares, QQQs, all of which are basket products, is ample testimony to the fact that this basket structure has proven attractive to investors.

     Investors have also been drawn to the liquidity provided by many ETFs. In contrast to traditional open-end mutual funds which do not provide investors the ability to trade throughout the day, Shares of the Funds will be listed on a Listing Exchange and will trade throughout the Listing Exchange’s regular trading hours. As discussed in Section II.X above, Applicants believe that the price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should help prevent Shares from trading at a material discount or premium in relation to their NAV, in sharp distinction to closed-end investment companies. The continuous ability to purchase and redeem Shares in Creation Units also means that Share prices in secondary trading should not ordinarily be greatly affected by limited or excess availability.

     D. Market-Basket Products

     Shares would allow investors to trade a standardized portfolio of securities in a size comparable to a share of common stock. Trading in market-basket products is an important investment strategy, due in part to the widely acknowledged benefits of diversification and in part to the attraction of baskets selected from a market segment, style category, size category or industry sector that investors want to incorporate into their portfolio to achieve a specific investment theme, exposure or objective.

     Shares will provide a useful investment opportunity to investors seeking the advantages of a basket investment. Unlike the basket products formerly available on the NYSE, the Chicago Board Options Exchange (“CBOE”) and the Chicago Stock Exchange (“CHX”), which provided a mechanism only for the direct purchase of a large number of securities, each Share will represent a fractional interest in the Fund that holds stocks selected to track an Index. This difference is reflected dramatically in the expected price of a single Share compared to the price of a trading unit of the NYSE, CBOE and CHX basket products: a single Share, which is expected in each case to have a market value of less than $100, is an investment accessible to a much broader market than were the NYSE and CBOE products, which traded baskets having market values of several mullion dollars, or the CHX product, which accommodated the trading of baskets having market values typically greater than twenty thousand dollars. The relative popularity of Prior ETFs in comparison to these earlier, and generally unsuccessful basket products is ample testimony to the fact that this basket structure has proven attractive to investors.

     Because each Fund will redeem its redeemable securities principally in-kind rather than for cash, there should be only a minimal need for the Funds to maintain cash reserves for redemptions. Even in those instances where a Fund will allow or require cash redemptions, Applicants anticipate that Portfolio Holdings will be sold or temporary bank borrowing arrangements will be utilized in order to obtain necessary cash redemption proceeds. This feature will enable the resources of each Fund to be committed as fully as possible to tracking each Index. Each Fund should, therefore, be able to track its Index more closely than other basket products that must allocate a portion of their assets for cash redemptions.

     E. Shares as a Market-Basket Alternative

     Traditional open-end index mutual funds do not provide investors the ability to trade throughout the day. Shares, which will be listed on the Exchange, will trade throughout the Exchange trading day. Also, the price at which Shares trade will be disciplined by arbitrage opportunities created by the option continually to purchase or redeem Shares in Creation Units, which should permit Shares not to trade at a material discount or premium in relation to their NAV or redemption value.51 The continuous ability to purchase and redeem Shares in Creation Units also means that the price of Shares in secondary trading should not ordinarily be greatly affected by limited or excess availability.

F.	Maintaining a Competitive Position in the International Financial Community

     To maintain a competitive position in global securities markets, U.S. participants must respond to new developments and encourage the development of new products. Innovative financial vehicles such as the Funds will provide investors greater access to U.S. markets. By providing a wide range of investors with a U.S. exchange-traded security that permits participation in significant segments of various domestic and global securities markets, Applicants believe that the proposed new basket securities will benefit both investors and the markets. Section 6(c) provides a means for the Commission to respond to evolving domestic and international financial market developments not specifically contemplated when the Act was passed and a mechanism to permit innovation which serves the public interest. Applicants believe the Commission is aware of substantial interest in these products outside the United States resulting largely from the success of the products in the United States. Indeed, ETFs are now listed on various international exchanges, such as those in Belgium, Canada, France, Germany,

51  See the discussion above in Section II.X. “Procedure By Which Shares Will Reach Investors; Disclosure Documents.”

Hong Kong, Japan, the Netherlands, Singapore, South Korea, Switzerland, Turkey and the United Kingdom, among others.

     G. Introducing Additional Competition into the U.S. ETF Market

     Applicants submit that granting the requested relief will introduce greater competition into the U.S. ETF market by allowing new ETF sponsors to offer their products. Applicants note that many ETFs trading today are managed by a small number of advisors, some of whom hold exclusive licenses to established financial indices. In addition, many of the ETFs currently trading that invest in non-U.S. equity securities are offered by only a few ETF advisors. Applicants believe that their Indexes and rules-based portfolio selection methods will create new and attractive investment choices for consumers, and should be available to investors so long as their product design has solved potential conflicts of interest. Applicants believe that the potential conflicts of interest have been addressed as discussed in Section III H.3. below.

     H. IndexIQ ETF Trust and its Funds do Not Raise Concerns

     1. Structure and Operation of IndexIQ ETF Trust and its Funds Compared to Prior ETFs

     Applicants believe that the structure, and operation of the Trust and its Funds will be extremely similar to that of the Prior ETFs discussed in this Amended Application. As discussed below, the liquidity of each Fund’s Portfolio Holdings, the portfolio transparency, the arbitrage mechanism, the level and detail of information contained in the Prospectus for each Fund, as well as that displayed on the Website, will be extremely familiar to investors of Prior ETFs. Consequently, Applicants have every expectation that the Funds will operate very similarly to those domestic and international ETFs trading now in the secondary market.

          (a) Portfolio Transparency, “Front Running” and “Free Riding”

     As discussed throughout this Amended Application, Applicants believe that the information about each Fund’s Portfolio Holdings, the composition of its Index and the disclosure about the Rules-Based Process will be both public and as extensive as that information now provided by Prior ETFs currently listed and traded. In addition, the current values of the Creation Deposit, on a per Share basis, and each Index will be disseminated at 15 second intervals throughout the day. Further, the identity of Deposit Securities, and Redemption Securities, if different, will be made available to market participants in the same manner and to the same extent as is provided in connection with current ETFs.

     Applicants believe that the disclosure of Fund portfolio holdings would be unlikely to lead to “front running” (where other persons would trade ahead of the Fund and the investors assembling the Deposit Securities for Creation Units) any more than is the case with the ETFs now trading. Similarly, Applicants assert that the frequent disclosures of Fund portfolio holdings would not lead to “free riding” (where other persons mirror the Fund’s investment strategies without paying the Fund’s advisory fees) any more than such disclosures cause this problem in connection with the ETFs now trading.

          (b) Liquidity of Portfolio Holdings

     Applicants expect that the Portfolio Holdings held by each Fund will be liquid and listed on a domestic Exchange or an international stock market because the Rules-Based Process initially screens the universe of securities for these attributes. Therefore, Applicants believe that buyers of Deposit Securities, sellers of Redemption Securities and arbitrageurs will have a ready ability to transact in the Funds’ Portfolio Holdings and hence that the arbitrage opportunities offered by Trust and the Funds will be the same as those offered by existing ETFs.

     As discussed above, each Domestic Index and each International Index has been constructed to meet the criteria established in the Generic Listing Standards. Applicants believe this provides further indication that the securities in each Index are liquid and will support efficient arbitrage activity.

          (c) Arbitrage Mechanism

     Applicants assert that the arbitrage opportunities offered by the Trust and its Funds will be the same as those offered by existing ETFs. Therefore, Applicants believe that the secondary market prices of the Shares will closely track their respective NAVs or otherwise correspond to the fair value of their underlying portfolios. The Commission has granted exemptive relief to existing ETFs in large part because their structures enable efficient arbitrage, thereby minimizing the premium or discount relative to such ETFs’ NAV. Portfolio transparency has been recognized by market commentators and analysts, as well as by the Commission itself, to be a fundamental characteristic of current ETFs. This transparency is acknowledged to facilitate the arbitrage mechanism described in many of the applications for relief submitted by existing ETFs.

     Although Fund Shares are not yet listed on a Listing Exchange52 and therefore do not trade in the secondary market, Applicants have every reason to believe that the design, structure and transparency of the Funds will result in an arbitrage mechanism as efficient and robust as that which now exists for current ETFs. Applicants expect that the spread between offer and bid

52 Applicants are not aware of any characteristics of a NASDAQ listing that would cause Shares to operate or trade differently than if they were listed on another domestic Exchange. Applicants do acknowledge that unlike the structure of the other domestic Exchanges where a single member is contractually obligated to make a market in Shares and oversees trading in Shares, the NASDAQ trading system allows numerous Specialists who wish to trade Shares to compete for business, creating liquidity by being willing to buy and sell Shares for their own accounts on a regular and continuous basis. Applicants note that NASDAQ’S listing requirements require at least two Specialists to be registered in Shares in order to maintain their NASDAQ listing and that registered Specialists on NASDAQ must make a continuous, two-sided market at all times or risk regulatory sanctions. Applicants believe that the competition on NASDAQ among Specialists, many of whom may be Authorized Participants, as defined below, engaging in arbitrage activities would result in a highly efficient and effective market for Shares.

prices for Shares will be very similar to such spreads experienced for shares of existing ETFs. Therefore, in light of the portfolio transparency and efficient arbitrage mechanism inherent in each Fund’s structure, Applicants submit that the secondary market prices for Shares of such Funds should trade at prices close to NAV and should reflect the value of each Fund’s portfolio.

          2. Investor Uses and Benefits of Products

     Applicants believe that the Trust and its Funds will offer a variety of benefits that will appeal to individual and institutional investors alike. Applicants assert that these will be identical or substantially similar to the benefits offered by current ETFs. These benefits include flexibility, tradeability, availability, certainty of purchase price and tax efficiencies. Equally of interest to investors will be the relatively low expense ratios of the Funds, including the FOF Funds, as compared to those of their directly competitive traditional mutual funds, due to their in-kind efficiencies in portfolio management as well as other reduced infrastructure costs. Reductions in the cost of trading, clearing, custody processes, shareholder reporting and accounting experienced by ETFs currently trading should be similarly experienced by the Trust and its Funds. The last, but by no means least important benefit, is that investors will have access to extensive information regarding the Index Constituents of the relevant Index, the Portfolio Holdings of each Fund, and Deposit/Redemption Securities. Applicants believe that this updated information will be used also by fund analysts, fund evaluation services, financial planners and advisors and broker dealers, among others, and will enhance general market knowledge about the Fund’s holdings as well as the performance of its Advisor and Subadvisor.

     Applicants have made every effort to structure the Funds in a way that would not favor creators, redeemers and arbitrageurs over retail investors buying and selling in the secondary market. All investors, large and small, will have information readily available as to how changes in each Index are determined and information with respect to all changes made to each Index will be available to all investors at the same time. Given that each Fund will be managed to replicate or closely track its Index, neither the Advisor nor Subadvisor will have latitude to change or specify certain Deposit or Redemption Securities to favor an affiliate.

     In addition, Applicants believe that there are several benefits of an FOF Fund, including that each such Fund will provide investors with access to multiple asset classes, as represented by the Underlying ETFs and ETVs that are the Index Constituents of its relevant FOF Index. Applicants believe that such access to multiple asset classes is an important element of an effective asset allocation strategy. The Advisor has determined that the multi-asset class exposure provided by the relevant FOF Index will aid its respective FOF Fund, including each Initial FOF Fund, as it seeks to achieve greater diversification and lower volatility through the holding of a single investment as compared to holding outright each of the multiple funds that are the Index Constituents of such index.

     3. Potential Conflicts of Interest Similar to Those Involved in Prior Approvals

     In the WisdomTree Order, the Commission considered the potential conflicts presented an affiliated person of an investment adviser to an index management investment company (organized as an ETF) acting as an index provider to the investment company.53 Applicants believe the potential conflicts of interest presented and addressed in the WisdomTree Order are identical to the potential conflicts created by the operation of the Funds and the Indexes. Applicants therefore do not believe their request for Relief presents any novel legal issues that the Commission has not already considered.

53 See footnote 2, supra.

     Applicants have adopted Policies and Procedures designed to address potential conflicts virtually identical to those as adopted by WisdomTree and its affiliates. As discussed above, the Advisor has adopted policies prohibiting its employees from disclosing or using any non-public information acquired through his or her employment, except as appropriate in connection with the rendering of services to the Funds and the Affiliated Accounts. Similarly, FDH, as Index Provider, has adopted Policies and Procedures that prohibit the members of the Index Group from disseminating or using non-public information about pending changes to Index Constituents or Rules-Based Process except in connection with the performance of their respective duties. These Policies and Procedures specifically prohibit members of the Index Group from sharing any non-public information about the Indexes with personnel of the Advisor or Subadvisor responsible for management of the Funds and/or any Affiliated Accounts.54 The Advisor has adopted Policies and Procedures that prohibit personnel responsible for the management of the Funds and/or any Affiliated Accounts from sharing any non-public information about the management of the Funds and Affiliated Accounts with the Index Provider’s and Index Calculator’s personnel, including those responsible for creating and monitoring the Indexes. Any Subadvisor will be instructed to not discuss and will have adopted, Policies and Procedures that prohibit the Subadvisor from disclosing non-public information about portfolio management of the Funds and Affiliated Accounts with the Index Provider’s and Index Calculator’s personnel, including those responsible for creating and monitoring, the Indexes.

     Further, FDH has retained an unaffiliated third-party Calculation Agent to calculate and maintain the Indexes on a daily basis. The Calculation Agent will be instructed to not communicate any non-public information about the Indexes to anyone, and specifically not to the

54 See, Section II.F., supra.

personnel of the Advisor or Subadvisor responsible for the management of the Funds or Affiliated Accounts. The Calculation Agent will be instructed to disseminate information about the daily constituents of the Indexes to FDH, the Advisor, any Subadvisor, on behalf of the Funds and Affiliated Accounts, as applicable, and the public at the same time, except as otherwise described Section II.F. above. The Index Group personnel responsible for creating and monitoring the Indexes and the personnel of the Calculation Agent responsible for calculating and maintaining the Indexes are employees of separate organizations and will be located in physically separate offices. Similarly, the personnel of the Advisor and those of any Subadvisor responsible for day to day portfolio management are employees of separate organizations. Also, as discussed above, FDH has adopted Policies and Procedures which (i) impose Restricted List and Blackout Period requirements on all members of the Index Group. The Advisor has also adopted Policies and Procedures which require any personnel responsible for the management of a Fund and any Affiliated Account to (i) comply with Restricted List and Blackout Period requirements and (ii) require reporting of securities transactions to a designated senior employee of the Advisor in accordance with Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act. Any Subadvisor will be required to confirm to the Advisor and the Trust that it has adopted policies and procedures to monitor and restrict securities trading by certain employees. Also, any Subadvisor will be required to adopt a Code of Ethics pursuant to Rule 17j-1 under the Act and Rule 204A-1 under the Advisers Act and provided the Trust with the certification required by Rule 17j-1 under the Act.

     FDH will describe the basic concept of each Index and disclose the Rules-Based Process on the Website. Changes to the Rules-Based Process will be publicly disclosed on the Website prior to actual implementation. Such changes will not take effect until the Index Group has given the investing public at least 60 days published notice that such changes are being planned to take effect.

4.	The Commission Should Grant the Exemptive Relief Requested in this Amended Application

     In summary, Applicants believe that the Trust and all of its Funds will operate in the same manner as existing ETFs, especially the WisdomTree ETFs and the PowerShares Autonomic ETFs, provide necessary safeguards against shareholder discrimination and potential conflicts of interest, and create no new regulatory concerns. Applicants submit that the benefits offered to potential investors are varied and useful, and that the Trust and its Funds are appropriate candidates for the requested Relief.

     Based on the foregoing, the Applicants respectfully request the Relief as set forth below.

     IV. Request for Order

     A. Exemption from the Provisions of Sections 2(a)(32) and 5(a)(1)

     Section 5(a)(1) of the Act defines an “open-end company” as “a management company which is offering for sale or has outstanding any redeemable security of which it is the issuer.” The term “redeemable security” is defined in Section 2(a)(32) of the Act as:

“any security, other than short-term paper, under the terms of which the holder, upon its presentation to the issuer or to a person designated by the issuer is entitled (whether absolutely or only out of surplus) to receive approximately his proportionate share of the issuer’s current net assets, or the cash equivalent thereof.”

     Applicants believe that the Shares could be viewed as satisfying the Section 2(a)(32) definition of a redeemable security and, consequently, each Fund could be viewed as satisfying the definitional requirement of an open-end company offering for sale a redeemable security of which it is the issuer. Shares are securities “under the terms of which” an owner may receive his proportionate share of the Fund’s current net assets; the unusual aspect of such Shares is that its terms provide for such a right to redemption only when such individual Shares are aggregated with a specified number of such other individual Shares that together constitute a redeemable Creation Unit. Because the redeemable Creation Units of a Fund can be un-bundled into single Shares that are not individually redeemable, a possible question arises as to whether the definitional requirements of a “redeemable security” or an “open-end company” under the Act would be met if such individual Shares are viewed as non-redeemable securities. In light of this possible analysis, Applicants request an order to permit each Fund to register as an open-end management investment company and issue individual Shares that are redeemable only in Creation Units as described herein.

     Creation Units will always be redeemable in accordance with the provisions of the Act. Owners of Shares may purchase the requisite number of Shares and tender the resulting Creation Unit for redemption. Moreover, listing on an Exchange will afford all holders of Shares the benefit of intra-day liquidity. Because Creation Units may always be purchased and redeemed at NAV (less certain transactional expenses), the price of Creation Units on the secondary market and the price of the individual Shares of a Creation Unit, taken together, should not vary substantially from the NAV of Creation Units.

     Moreover, Applicants believe that the existence of Shares does not appear to thwart the purposes of any other provision of the Act that, but for the exemption requested herein with respect to Sections 2(a)(32) and 5(a)(1), would be applicable to each Fund.

     Applicants believe that permitting each Fund to register as an open-end investment company and issue redeemable Creation Units of individual Shares, as described herein, is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and, accordingly, Applicants hereby request that an order of exemption be granted.

     B. Exemption from the Provisions of Section 22(d) and Rule 22c-1

     Section 22(d) of the Act provides in part, that:

“no registered investment company shall sell any redeemable security issued by it to any person except to or through a principal underwriter for distribution or at a current public offering price described in the prospectus...”

     Rule 22c-l provides that:

“no registered investment company issuing any redeemable security, no person designated in such issuer’s prospectus as authorized to consummate transactions in any such security, and no principal underwriter of, or dealer in, any such security shall sell, redeem, or repurchase any such security except at a price based on the current net asset value of such security which is next computed after receipt of a tender of such security for redemption or of an order to purchase or sell such security.”

     Shares of each Fund will be listed on an Exchange and the Specialist or Market Maker will maintain a market for such Shares. Secondary market transactions in Shares occurring on an Exchange will be effected at negotiated prices, not on the basis of NAV next calculated after receipt of any sale order. The Shares will trade on and away from55 the primary Listing Exchange at all times on the basis of current bid/offer prices. The purchase and sale of Shares of each Fund will not, therefore, be accomplished at an offering price described in the Fund’s Prospectus, as required by Section 22(d), nor will sales and repurchases be made at a price based on the current NAV next computed after receipt of an order, as required by Rule 22c-1.

55 Consistent with Rule 19c-3 under the Exchange Act, Exchange members are not required to effect transactions in Shares through the facilities of the Exchange.

     Applicants believe that the concerns sought to be addressed by Section 22(d) and Rule 22c-1 with respect to pricing are equally satisfied by the proposed method of pricing of Shares. While there is little legislative history regarding Section 22(d), its provisions, as well as those of Rule 22c-1, appear to have been intended (1) to prevent dilution caused by certain riskless-trading schemes by principal underwriters and contract dealers, (2) to prevent unjust discrimination or preferential treatment among buyers, and (3) to ensure an orderly distribution system of shares by contract dealers by eliminating price competition from non-contract dealers who could offer investors shares at less than the published sales price and who could pay investors a little more than the published redemption price. See, Protecting Investors: A Half Century of Investment Company Regulation at 299-303, Investment Company Act Release No. 13183 (April 22, 1983).

     The first two purposes – preventing dilution caused by riskless-trading schemes and preventing unjust discrimination among buyers – would not seem to be relevant issues for secondary trading by dealers in Shares of a Fund. Secondary market transactions in Shares would not cause dilution for owners of such Shares because such transactions do not directly involve Fund assets. A dilutive effect could occur only where transactions directly involving Fund assets take place.56 Similarly, secondary market trading in Shares should not create discrimination or preferential treatment among buyers. To the extent different prices exist during a given trading day, or from day to day, such variances occur as a result of third-party market forces, such as supply and demand, but do not occur as a result of unjust or discriminatory manipulation. Outside market forces do not cause discrimination among buyers by the Funds or any dealers involved in the sale of Shares. Applicants have not been made aware of any particular problem of

56 The purchase and redemption mechanisms which include (i) the Transaction Fees imposed only on creating and redeeming entities and (ii) in-kind deposits made by creating entities and in-kind distributions made to redeeming entities, are designed specifically to prevent changes in the Funds’ capitalizations from adversely affecting the interests of ongoing shareholders.

unjust or discriminatory pricing or manipulation in pricing secondary market transactions of Prior ETFs. While the Applicants have no detailed knowledge of pricing of these transactions, they are not aware of any particular problem of unjust or discriminatory pricing or manipulation in pricing of these transactions.

     With respect to the third possible purpose of Section 22(d), Applicants believe that the proposed distribution system will be orderly. Anyone may sell or acquire Shares either by purchasing them on the Exchange or by creating a Creation Unit; therefore, no dealer should have an advantage over any other dealer in the sale of such Shares. Indeed, Applicants believe that the presence of the Specialist and/or Market Maker will also help to provide an orderly market. In addition, secondary market transactions in Shares should generally occur at prices roughly equivalent to their NAV. If the prices for Shares should fall below the proportionate NAV of the underlying Fund assets, an investor needs only to accumulate enough individual Shares of such Fund to constitute a Creation Unit in order to redeem such Shares at NAV. Competitive forces in the marketplace should thus ensure that the margin between NAV and the price for Shares in the secondary market remains narrow. Applicants believe that, to date, Prior ETFs have consistently traded on, at, or very close to, their respective NAVs. Applicants have strong reason to believe that the trading experience of Shares should closely resemble that of Prior ETFs.

     Applicants believe that the nature of the markets in the Index Constituents underlying each Index will be the primary determinant of premiums or discounts. Prices in the secondary market for Shares would, of course, fluctuate based upon the market’s assessments of price changes in the Portfolio Holdings held in a given Fund. An investor executing a trade in Shares would not know at the time of such sale or purchase whether the price paid in the secondary market would be higher or lower than the NAV next computed by the Fund; indeed, such an investor might not wish to wait for the computation of such actual NAV before selling or purchasing. Applicants believe that this ability to execute a transaction in Shares at an intra-day trading price has, and will continue to be, a highly attractive feature to many investors and offers a key advantage to investors over the once-daily pricing mechanisms of traditional mutual funds. (See Section II.O. “Pricing” above for an expanded discussion of this advantage.) As has been previously discussed, this feature would be fully disclosed to investors, and the investors would trade in Shares in reliance on the efficiency of the market. Since the portfolio of each Fund corresponds generally to the price and yield performance of its Index, such portfolio could not be managed or manipulated to produce benefits for one group of purchasers or sellers to the detriment of others.

     On the basis of the foregoing, Applicants believe (i) that the protections intended to be afforded by Section 22(d) and Rule 22c-1 are adequately addressed by the proposed methods for creating, redeeming and pricing Creation Units and pricing and trading Shares, and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, Applicants hereby request that an order of exemption be granted in respect of Section 22(d) and Rule 22c-1.

     C. Exemption from the Provisions of Section 22(e) of the Act

     The Applicants seek an order of the Commission under Section 6(c) granting an exemption from the seven-day redemption delivery requirement of Section 22(e) of the Act to certain International Funds under the circumstances described below.57

     Section 22(e) provides that, except under circumstances not relevant to this request:

57 Applicants acknowledge that no relief obtained from the requirements of Section 22(e) will affect any obligations that Applicants may otherwise have under Rule 15c6-1 under the Exchange Act. Rule 15c6-1 requires that most securities transactions be settled within three business days of the trade date.

No registered company shall suspend the right of redemption, or postpone the date of payment or satisfaction upon redemption of any redeemable security in accordance with its terms for more than seven days after the tender of such security to the company or its agent designated for that purpose for redemption....

     Applicants observe that the settlement of redemptions of Creation Units of International Funds is contingent not only on the settlement cycle of the U.S. securities markets but also on the delivery cycles present in foreign securities markets in which those Funds invest. Applicants have been advised that, under certain circumstances, the delivery cycles for transferring Portfolio Holdings to redeeming investors, coupled with local market holiday schedules, will require a delivery process of up to twelve (12) calendar days, rather than the seven (7) calendar days required by Section 22(e). Applicants therefore request relief from Section 22(e) in order to provide payment or satisfaction of redemptions within the maximum number of calendar days required for such payment or satisfaction in the principal local markets where transactions in the Portfolio Holdings of each International Fund customarily clear and settle, but in all cases no later than twelve (12) days following the tender of a Creation Unit.

     Except as disclosed in the relevant International Fund’s Prospectus and/or SAI, Applicants expect that each International Fund will be able to deliver redemption proceeds within seven days.

     The Applicants propose that allowing redemption payments for Creation Units of a Fund to be made within the number of days indicated above would not be inconsistent with the spirit and intent of Section 22(e). The Applicants suggest that a redemption payment occurring within such number of calendar days following a redemption request would adequately afford investor protection.

     The Applicants submit that Congress adopted Section 22(e) to prevent unreasonable, undisclosed or unforeseen delays in the actual payment of redemption proceeds.

     The Applicants desire to incorporate the creation and redemption mechanism for Creation Units of each Fund as much as possible into the processing and settlement cycles for securities deliveries currently practicable in the principal market(s) for the portfolio securities of a given Fund. Currently, Applicants believe that no significant additional system or operational procedures will be needed to purchase or redeem Creation Units beyond those already generally in place in the relevant jurisdiction. The Applicants believe that this approach may make creations and redemptions of Creation Units less costly to administer, enhance the appeal of the product to institutional participants, and thereby promote the liquidity of Shares in the secondary market with benefits to all holders thereof. As noted above, the Applicants intend to utilize in-kind redemptions to the maximum extent possible principally as a method of assuring the fullest investment of Fund assets in Portfolio Holdings (although as noted above, cash redemptions, subject to a somewhat higher redemption Transaction Fee, are expected to be required in respect of certain International Funds).

     If the requested relief is granted, Applicants intend to disclose in the SAI and all relevant sales literature that redemption payments will be effected within the specified number of calendar days following the date on which a request for redemption in proper form is made. The SAI will disclose those local holidays (over the period of at least one year following the date thereof), if any, that are expected to prevent the delivery of redemption proceeds in seven calendar days and the maximum number of days needed to deliver the proceeds for each affected Fund. Given the rationale for what amounts to a delay typically of a few days in the redemption process on certain occasions and given the facts as recited above, the Applicants believe that the redemption mechanism described above will not lead to unreasonable, undisclosed or unforeseen delays in the redemption process. The Applicants assert that the request for relief from the strict seven day rule imposed by Section 22(e) is not inconsistent with the standards articulated in Section 6(c). Given the facts as recited above, the Applicants believe that the granting of the requested relief is consistent with the protection of investors and the purposes fairly intended by the policies and provisions of the Act.

     The Applicants note that exemptive relief from Section 22(e) substantially identical to the relief sought in this Application was obtained by several Prior ETFs, including the WisdomTree Trust in the WisdomTree Order, the VIPERS International Index Funds in the VIPERS Order, iShares Trust in the iShares Order, WEBS in the WEBS Order and by the CountryBaskets Index Fund in the CountryBaskets Order.

     On the basis of the foregoing, the Applicants believe (i) that the protections intended to be afforded by Section 22(e) are adequately addressed by the proposed method and securities delivery cycles for redeeming Creation Units and (ii) that the relief requested is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Accordingly, the Applicants hereby respectfully request that an order of exemption be granted under Section 6(c) in respect of Section 22(e) with respect to the affected Funds.

     D. Exemption from the Provisions of Sections 17(a)(1) and 17(a)(2)

     The Applicants seek an exemption from Sections 17(a)(1) and 17(a)(2) of the Act pursuant to Section 17(b) and Section 6(c) of the Act to permit persons that are affiliated persons of the Funds solely by virtue of holding 5 percent or more, or in excess of 25 percent of the outstanding Shares of one or more Funds (or affiliated persons of such persons so long as they are not otherwise affiliated with the Funds) to effectuate purchases and redemptions “in-kind.”

     Section 17(a)(1) of the Act makes it unlawful

....for any affiliated person or promoter of or principal underwriter for a registered investment company..., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to sell any security or other property to such registered company or to any company controlled by such registered company, unless such sale involves solely securities of which the buyer is the issuer, securities of which the seller is the issuer and which are part of a general offering to the holders of a class of its securities, or securities deposited with a trustee of a unit investment trust or periodic payment plan by the depositor thereof.

     Section 17(a)(2) of the Act makes it unlawful:

....for any affiliated person or promoter of or principal underwriter for a registered investment company..., or any affiliated person of such a person, promoter, or principal underwriter, acting as principal knowingly to purchase from such registered company, or from any company controlled by such registered company, any security or other property except securities of which the seller is the issuer).

     An “affiliated person” of a Fund, pursuant to Section 2(a)(3)(A) of the Act, includes “any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person”; and pursuant to Section 2(a)(3)(C) of the Act “any person directly or indirectly controlling, controlled by, or under common control with, such other person.”

     Section 2(a)(9) of the Act defines “control” as:

...the power to exercise a controlling influence over the management or policies of a company, unless such power is solely the result of an official position with such company. Any person who owns beneficially, either directly or through one or more controlled companies, more than 25 per centum of the voting securities of a company shall be presumed to control such company. Any person who does not so own more than 25 per centum of the voting securities of any company shall be presumed not to control such company....

     The Funds may be deemed to be controlled by the Advisor or an entity controlling, controlled by or under common control with the Advisor and hence affiliated persons of each other. In addition, the Funds may be deemed to be under common control with any other registered investment company (or series thereof) advised by the Advisor or an entity controlling, controlled by or under common control with the Advisor (an “Affiliated Fund”).

     Section 17(b) provides that the Commission will grant an exemption from the provisions of Section 17(a) if evidence establishes that the terms of the proposed transaction are reasonable and fair, including the consideration to be paid or received ,and do not involve overreaching on the part of any person concerned; that the proposed transaction is consistent with the policy of each registered investment company concerned; and that the proposed transaction is consistent with the general purposes of the Act.

     Applications for Prior ETFs have suggested the possibility that Section 17(b) could be interpreted to exempt only a single transaction from Section 17(a) and that relief for a series of ongoing transactions, such as the ongoing sale and redemption of Creation Units, requires an exemption under Section 6(c) of the Act as well. Accordingly, Applicants are also requesting an exemption from Section 17(a) under Section 6(c). See, e.g., Keystone Custodian Funds, Inc., 21 S.E.C. 295 (1945) where the Commission, under Section 6(c) of the Act, exempted a series of transactions that otherwise would be prohibited by Section 17(a).

     To the extent that there are twenty or fewer holders of Creation Units of all of the Funds or of one or more particular Funds, some or all of such holders will be at least 5 percent owners of such Funds, and one or more may hold in excess of 25 percent of such Funds, as the case may be and would therefore be deemed to be affiliated persons of such Funds either under Section 2(a)(3)(A) or Section 2(a)(3)(C). For so long as such holders of Shares were deemed to be affiliated persons (e.g., so long as twenty or fewer such holders existed), Section 17(a)(1) could be read to prohibit such persons from depositing the Portfolio Deposit with a Fund in return for

Creation Units (an in-kind purchase), and likewise, Section 17(a)(2) could be read to prohibit such persons from entering into an in-kind redemption procedure with a Fund. Furthermore, under other circumstances, one or more holders of Shares might each accumulate 5 percent or more of such Fund’s securities. Also, the Specialist or Market Maker for the Shares of any Fund might accumulate, from time to time, 5 percent or more of such Fund’s securities in connection with such Specialist’s or Market Maker’s market-making activities. In addition, one or more holders of Shares, or the Specialist or Market Maker, might from time to time, accumulate in excess of 25 percent of the Shares of one or more Funds, and such persons would therefore be deemed to be affiliated persons of such Funds under Section 2(a)(3)(C). The Applicants request an exemption to permit persons that are affiliated persons or Second-Tier Affiliates of the Funds one or more of the following: (1) holding 5% or more, or in excess of 25% of the outstanding Shares of one or more Funds; (2) an affiliation with a person with an ownership interest described in (1); or (3) holding 5% or more, or more than 25% of the Shares of one or more Affiliated Funds, to effectuate purchases and redemptions “in-kind.”

     Applicants submit that Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by that person.

     Applicants believe that permitting the affiliated persons described above to effect in-kind purchases or in-kind redemptions of Shares of a Fund in Creation Units would not give rise to the abuses that Section 17(a) seeks to prevent. Both the deposit procedures for “in kind” purchases of Creation Units and the redemption procedures for in-kind redemptions will be effected in exactly the same manner for all purchases and redemptions, regardless of size or number. It is immaterial to a Fund whether 15 or 1,500 Creation Units exist for such Fund. All will be issued and redeemed in the same manner. There will be no discrimination between purchasers or redeemers. Deposit Securities and Fund Securities will be valued in the same manner as those Portfolio Holdings held by the relevant Funds and the valuation of the Deposit Securities and Fund Securities will be made in an identical manner regardless of the identity of the purchaser or redeemer as discussed above in Section II.P. “Redemption.”

     Applicants also note that the ability to take deposits and make redemptions in-kind will help each Fund to track closely its relevant Index and therefore aid in achieving the Fund’s objectives. Applicants do not believe that in-kind purchases and redemptions will result in abusive self-dealing or overreaching, but rather assert that such procedures will be implemented consistently with each Fund’s objectives and with the general purposes of the Act. Applicants believe that in-kind purchases and redemptions will be made on terms reasonable to Trust, its Funds and any affiliated persons because they will be valued pursuant to verifiable objective standards; indeed the high level of transparency and wealth of information about each Fund’s portfolio securities should be of use in this regard. The method of valuing Portfolio Holdings held by a Fund is the same as that used for calculating in-kind purchase or redemption values and therefore creates no opportunity for affiliated persons or Applicants to effect a transaction detrimental to the other holders of Shares of that Fund. Similarly, Applicants submit that, by using the same standards for valuing Portfolio Holdings held by a Fund as are used for calculating in-kind redemptions or purchases, the Fund will ensure that its NAV will not be adversely affected by such securities transactions.

     Accordingly, Applicants respectfully request that the Commission grant relief to the extent necessary to permit persons that are affiliated persons of the Funds solely by virtue of holding 5 percent or more, or in excess of 25 percent of the outstanding Shares of one or more Funds (or affiliated persons of such persons so long as they are not otherwise affiliated with the Funds) to effectuate purchases and redemptions “in-kind.” For the reasons set forth above, Applicants believe that: (i) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned, the proposed transactions are consistent with the policy of each Fund, and that the proposed transactions are consistent with the general purposes of the Act, and (ii) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and purposes fairly intended by the policy and provisions of the Act.

E.	Request for 12(d)(1) Relief: Exemption from the Provisions of Sections 12(d)(1)(A), 12(d)(1)(B) and 17(a) of the Act

     1. General

     Applicants respectfully request, pursuant to Section 12(d)(1)(J) of the Act, for an exemption from Section 12(d)(1)(A) to permit the Acquiring Funds to acquire Shares of all Single-Tier Funds 58 beyond the limits of Section 12(d)(1)(A). Pursuant to Section 12(d)(1)(J), Applicants also request an exemption from Section 12(d)(1)(B) to permit such Single-Tier Funds, their principal underwriters and Brokers to sell Shares of such Single-Tier Funds to Acquiring Funds beyond the limits of Section 12(d)(1)(B). In addition, pursuant to Sections 6(c) and 17(b),

58 See footnote 50, supra. Applicants do not request 12(d)(1) Relief with respect to any FOF Fund because an Acquiring Fund investing in FOF Fund Shares would be a “fund of funds of funds”. This is a type of complex fund structure that prompted Congress to adopt Section 12(d)(1) and is expressly prohibited under the Commission’s proposed Exchange-Traded Funds Rule (Release No. IC–28193, Fed. Reg. Vol. 73, No. 53 (March 18, 2008) 14618-14657 at 14638.

(continued…)

Applicants request an exemption from Section 17(a) of the Act to permit any Single-Tier Fund to sell its Shares to, and redeem its Shares from, an Acquiring Fund that owns 5% or more of such Single-Tier Fund’s Shares.59 Applicants believe that the Section 12(d)(1) Relief requested is with respect to the Single-Tier Funds necessary and appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

     2. The Acquiring Funds

     As stated in Section I.A. above, the Acquiring Funds are registered management investment companies and UITs, some of which currently are, or may be in the future, affiliated with Authorized Participants. Each investment advisor within the meaning of Section 2(a)(20)(A) of the Act or subadvisor within the meaning of Section 2(a)(20(B) of the Act to an Acquiring Management Company (“Acquiring Fund Advisor” and “Acquiring Fund Subadvisor”, respectively) will be registered as an investment advisor under the Advisers Act. No Acquiring Fund Advisor or sponsor of an Acquiring Trust (“Sponsor”) will control, be controlled by or under common control with the Advisor or Subadvisor(s). No Acquiring Fund will be in the same group of investment companies as the Single-Tier Funds. Pursuant to the terms and conditions of this Amended Application and the requested order, if granted, each Acquiring Fund will enter into a written Acquiring Fund Agreement with the relevant Single-Tier Fund(s), as discussed in Section VIII.A.5. below.

59 Applicants do not believe that these transactions are likely to occur with any frequency because most Acquiring Funds will be interested in buying and selling Shares only in secondary market in transactions that do not involve the issuing Fund.

3.	Proposed Transactions are Similar to those which have Received Section 12(d)(1) Relief

     Applicants submit that the proposed transactions summarized above and more thoroughly discussed below are identical to the transactions for which relief was granted in the WisdomTree Trust Order, as well as in the NETS Order, iShares Trust, et al., Investment Company Act Release Nos. 25969 (Mar. 21, 2003) (notice) and 26006 (April 15, 2003) (order) (“iShares Trust”), SPDR Trust, Series 1 et al., Investment Company Act Release No. 19055, (“SPY”) and substantially the same as the transactions for which relief was granted in PADCO Advisors, Inc., et al., Investment Company Act Release Nos. 24678 (October 5, 2000) (notice) and 24722 (October 31, 2000) (order) (“PADCO”).60

     In NETS, WisdomTree, iShares Trust and SPY, the applicants sought relief to allow registered investment companies to purchase shares of the applicant ETFs in excess of the limits imposed by Section 12(d)(1)(A) of the Act and in PADCO the applicants sought relief to allow certain mutual funds to purchase shares of the applicant mutual funds in excess of the same limits. Like the relief sought in iShares Trust, SPY and PADCO applications, the Section 12(d)(1) Relief requested is sought only for Acquiring Funds outside the Applicants’ group of investment companies. Also, this Amended Application, like the applications submitted in NETS, WisdomTree, iShares, SPY and PADCO, requires any Acquiring Funds to enter into a written agreement - the Acquiring Fund Agreement (described below) - with the Single-Tier Funds before relying on the Order.

     As stated in the NETS, WisdomTree and iShares Trust applications,

“the relief granted in PADCO applies equally to funds of funds, as well as traditional funds that do not primarily invest in other

60 See also Nuveen Investments, et al., Investment Company Act Release Nos. 24892 (March 13, 2001) (notice) and 24930 (April 6, 2001) (order); Van Kampen Funds, Inc. and Van Kampen Focus Portfolios, Investment Company Act Release Nos. 24548 (June 29, 2000) (notice) and 24566 (July 25, 2000) (order); Schwab Capital Fund, et al., Investment Company Act Release Nos. 24067 (Oct. 1, 1999) (notice) and 24113 (Oct. 27, 1999) (order).

investment companies, provided that the investing fund enters into a participation agreement with the applicant investment company.”

In WisdomTree, iShares Trust and SPY, the applicants requested that the relief apply to both funds of funds and “traditional” investment companies. Likewise, Applicants request relief that applies to investments in the Single-Tier Funds by all Acquiring Funds, regardless of whether the Acquiring Funds operate as funds of funds. Applicants believe that applying the requested relief to “traditional” Acquiring Funds that do not invest in other investment companies as their principal investment strategy does not raise additional issues under the Act and, in fact, will provide such Acquiring Funds with a useful and relatively inexpensive investment tool.

     4. Fees and Expenses

     Applicants assert that all Shares will be sold without sales loads and that the Funds will have average annual total operating expenses that are typically lower than investment companies with similar investment objectives and policies. Also, as discussed in Section II.T. above, the Single-Tier Funds presently do not impose or pay Rule 12b-1 distribution fees. Acquiring Fund shareholders would indirectly pay their proportionate share of the relevant Single-Tier Fund’s fees and operating expenses. Applicants anticipate that most, if not all, transactions effected pursuant to the requested order would be secondary market transactions. Like all investors who purchase or sell shares of ETFs currently trading, investors who buy and sell Single-Tier Fund Shares through a Broker in secondary market transactions may be charged customary brokerage commissions and charges. For transactions in Creation Units, the Single-Tier Funds charge purchase and redemption Transaction Fees to the Authorized Participant initiating the purchase or redemption request in order to offset transfer and other costs associated with the issuance and redemption of Creation Units, as discussed in Sections II. N. and II. P. above.

     5. Proposed Conditions and Disclosure

     Like the applicants in NETS, WisdomTree, iShares Trust, SPY and PADCO, neither the Advisor nor any entity controlling, controlled by, or under common control with the Advisor, will serve as an Acquiring Fund Advisor or Acquiring Fund Subadvisor, to any Acquiring Fund, nor as Sponsor or trustee of any Acquiring Trust (“Trustee”). In order to ensure that the Acquiring Funds understand and will comply with the terms and conditions of the requested Order, Applicants propose that any Acquiring Fund intending to invest in a Single-Tier Fund in reliance on such Order will be required to enter into a written agreement with such Single-Tier Fund (an “Acquiring Fund Agreement”) (see Section VI. Condition 11 below). The Acquiring Fund Agreement will ensure that the Acquiring Fund understands and agrees to comply with the terms and conditions of the requested Order. The Acquiring Fund Agreement also will include an acknowledgment from the Acquiring Fund that it may rely on the Order requested herein only to invest in a Single-Tier Fund, not in any other investment company and in particular, not in any FOF Fund. Each Acquiring Fund will further be required to represent in the Acquiring Fund Agreement that the Acquiring Fund intends at all times to fulfill its responsibilities under the requested order and to fully comply with the provisions of the Act and the rules and regulations promulgated thereunder and with NASD Conduct Rule 2830 pertaining to funds of funds (see Section VI. Condition 13, below).

     In addition, Applicants propose the requested Section 12(d)(1) Relief will be conditioned upon certain additional requirements. Any member of an Acquiring Fund’s Advisory Group (as defined below) individually or the Acquiring Fund’s Advisory Group in the aggregate will not control a Single-Tier Fund within the meaning of Section 2(a)(9) of the Act (see Section VI. Condition 7, below). Any member of an Acquiring Fund’s Subadvisory Group (as defined below) individually or the Acquiring Fund’s Subadvisory Group in the aggregate will not control a Single-Tier Fund within the meaning of Section 2(a)(9) of the Act (see Section VI. Condition 7, below). An Acquiring Fund or Acquiring Fund Affiliate will not cause any existing or potential investment in a Single-Tier Fund to influence the terms of any services or transactions between the Acquiring Fund or an Acquiring Fund Affiliate61 and the Single-Tier Fund or a Single-Tier Fund Affiliate62 (see Section VI. Condition 6 below). Each Acquiring Management Company’s board of trustees, including a majority of the independent trustees, will adopt procedures reasonably designed to assure that the Acquiring Fund Advisor and Acquiring Fund Subadvisor(s) are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from the Single-Tier Fund or a Single-Tier Fund Affiliate in connection with any services or transactions (see Section VI. Condition 9, below). No Acquiring Fund or Acquiring Fund Affiliate will cause a Single-Tier Fund to

61 An “Acquiring Fund Affiliate” is defined as the Acquiring Fund Advisor, Acquiring Fund Subadvisor(s), any Sponsor, promoter or principal underwriter of an Acquiring Fund and any person controlling, controlled by or under common control with any of these entities.

62 A “ Single-Tier Fund Affiliate” is defined as the Advisor, Subadvisor(s), promoter or principal underwriter of a Single-Tier Fund and any person controlling, controlled by or under common control with any of these entities.

purchase a security from an Affiliated Underwriting63 (see Section VI. Condition 10, below). Finally, no Single-Tier Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act (see Section VI. Condition 18, below). A Single-Tier Fund may choose to reject any direct purchase of Creation Units by an Acquiring Fund. To the extent that an Acquiring Fund purchases Shares of a Single-Tier Fund in the secondary market, such Single-Tier Fund would also retain its right to reject any initial investment by an Acquiring Fund in excess of the limits in Section 12(d)(1)(A) of the Act by declining to execute an Acquiring Fund Agreement with an Acquiring Fund.

     6. Legal Analysis

          (a) Section 12(d)(1) of The Act

     Section 12(d)(1)(A) of the Act prohibits a registered investment company from acquiring securities of an investment company if such securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.

     Section 12(d)(1)(B) of the Act states that it is unlawful

“for any registered open-end investment company (the ‘acquired company’), any principal underwriter therefor, or any broker or dealer registered under the Securities Exchange Act of 1934, knowingly to sell or otherwise dispose of any security issued by the acquired company to any other investment company (the

63 An “Affiliated Underwriting” is an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate. An “Underwriting Affiliate” is defined as a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, Acquiring Fund Advisor, Acquiring Fund Subadvisor, Sponsor, or employee of the Acquiring Fund, or a person of which any such officer, director, member of an advisory board, Acquiring Fund Advisor, Acquiring Fund Subadvisor, Sponsor, or employee is an affiliated person, except any person whose relationship to the Fund is covered by Section 10(f) of the Act is not an Underwriting Affiliate.

‘acquiring company’) or any company or companies controlled by the acquiring company, if immediately after such sale or disposition--

(i)	more than 3 per centum of the total outstanding voting stock of the acquired company is owned by the acquiring company and any company or companies controlled by it; or

(ii)	more than 10 per centum of the total outstanding voting stock of the acquired company is owned by the acquiring company and other investment companies and companies controlled by them.”

          (b) Exemption Under Section 12(d)(1)(J) of the Act

     NSMIA added Section 12(d)(1)(J) to the Act. Section 12(d)(1)(J) of the Act provides that the Commission may exempt any person, security, or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors. The legislative history of NSMIA directs the Commission to consider, among other things, when granting relief under Section 12(d)(1)(J), the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the Act’s restrictions against investment companies investing in other investment companies are not repeated.64

     Applicants submit that the proposed conditions to the Section 12(d)(1) Relief requested in this Amended Application, including the requirement that Acquiring Funds enter into an Acquiring Fund Agreement, adequately address the concerns underlying the applicable limits in Section 12(d)(1), and that the requested exemption is consistent with the public interest and the protection of investors. Applicants also submit that the proposed transactions are consistent with congressional intent that the Commission grant exemptions under Section 12(d)(1)(J) in a

64 H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44 (1996) (“HR 622”).

“progressive way” as the concept of investment companies investing in other investment companies evolves over time.65

          (c) Concerns Underlying Section 12(d)(1)(J)

     Congress enacted Section 12(d)(1) (then Section 12(c)(1)) in 1940 to prevent one investment company from buying control of another investment company.66 In enacting Section 12(d)(1), Congress sought to ensure that the acquiring investment company had no “effective voice” in the other investment company.67 As originally proposed, Section 12(d)(1) would have prohibited any investment by an investment company in another investment company. Congress relaxed the prohibition in the Section’s final version, presumably because there was some concern that an investment company should not be prohibited from taking advantage of a good investment just because the investment was another investment company:

[Y]ou may get situations where one investment company may think that the securities of another investment company are a good buy and it was not thought advisable to freeze that type of purchase.68

     Congress tightened Section 12(d)(1)’s restrictions in 1970 to address certain abuses perceived to be associated with the development of fund holding companies (i.e., funds that primarily invest in other investment companies).69 The Commission identified these abuses in its 1966 report to Congress, titled Public Policy Implications of Investment Company Growth (the

65 Id. at 43-44.

66 House Hearings, 76th Cong., 3d Sess., at 113 (1940).

67 Hearings on S. 3580 Before the Subcomm. of the Comm. on Banking and Currency, 76th Cong., 3d Sess., at 1114 (1940).

68 House Hearings, 76th Cong., 3d Sess., at 112 (1940) (testimony of David Schenker).

69 See H.R. Rep. No 91-1382, 91st Cong., 2d Sess., at 11 (1970).

“PPI Report”).70 These abuses included: (i) the threat of large scale redemptions of the acquired fund’s shares; (ii) layering of fees and expenses (such as sales loads, advisory fees and administrative costs); (iii) “largely illusory” diversification benefits; and (iv) unnecessary complexity.

     Applicants submit that the control concerns underlying original Section 12(d)(1) and the potential and actual abuses identified in the PPI Report are not present in the proposed transactions and that, in any event, Applicants have proposed a number of conditions designed to address these concerns. In the next section of this Amended Application, Applicants have described the four abuses identified above and in the PPI Report and explained why they believe these abuses are not present in the proposed transactions. In addition, Applicants have proposed several conditions designed to address any remaining concerns.

          (i) Threat of Large-Scale Redemptions

     The PPI Report expresses three principal concerns about the impact that the threat of large-scale redemptions by a fund holding company may have on an underlying fund: (i) underlying funds would need to retain excessive cash balances to satisfy large-scale redemption requests71 and the retention of excessive cash balances would be inconsistent with the interests of other underlying fund shareholders because the fund would not be fully invested in portfolio securities;72 (ii) management of a fund holding company may, through threat of redemption, induce deviations from the underlying fund’s investment program or policies; and (iii) large-scale

70 Report of the Securities and Exchange Comm. on the Public Policy Implications of Investment Company Growth, H.R. Rep. No. 2337, 89th Cong., 2d Sess., 311-324 (1966).

71 An underlying fund operating as a mutual fund may need to retain a substantial cash balance to satisfy redemptions because Section 22(e) of the Act generally requires that such a fund pay redemption proceeds within seven days of the of the redemption request. Without a sufficient cash balance, a mutual fund that redeems shares for cash could fail to meet its obligations under Section 22(e) and/or could be forced to sell portfolio securities at unfavorable prices.

72 PPI Report at 317.

redemptions could burden shareholders with unnecessary capital gains and disrupt the orderly management of the underlying funds.73 Applicants submit that the proposed transactions do not raise any of these concerns because, for the reasons discussed below, large scale redemptions do not pose a significant threat to the Single-Tier Funds.

          (ii) Threat of Redemption Would Not Create Excessive Cash Balances

      Applicants submit the threat of large scale redemptions would not cause any of the Single-Tier Funds to maintain excessive cash balances. As discussed in this Amended Application, individual Shares are not redeemable from the Single-Tier Funds; they trade in the secondary market only. Generally, Shares are redeemable directly from the Single-Tier Funds only in Creation Units, only in-kind and not for cash, and only by or through Authorized Participants. Applicants believe that most investors, including Acquiring Funds, seeking to sell Shares of Single-Tier Funds, therefore, would sell such Shares in the secondary market rather than redeem such Shares in Creation Unit size directly to the Single-Tier Funds. In addition, those investors seeking to sell Shares of Single-Tier Funds in Creation Units may, from time to time, also find it advantageous to sell such Shares in the secondary market and thus may not necessarily redeem Creation Units directly from the Single-Tier Funds. Since secondary market trading activity in Shares occurs away from the Single-Tier Funds, the portfolio management of an Single-Tier Fund would not be disrupted or even affected by shareholder selling activities in the secondary market. As discussed above, Applicants intend that most redemption requests will be honored in-kind and, therefore redemptions will not induce deviations by the Single-Tier Funds from their investment policies. Indeed, the in-kind creation/redemption process is designed to permit the Single-Tier Funds to remain fully invested in their Portfolio Holdings. For this structural reason, Applicants

73 Id. at 317.

submit that even if an Acquiring Fund were, in fact, to redeem Creation Units directly with the Single-Tier Funds, the Single-Tier Funds would not be forced to hold cash balances to fund potential redemptions and the Single-Tier Funds’ investment programs would not be altered, disrupted or even affected by such large-scale redemptions. The Single-Tier Funds, therefore, would not need to create or retain excess cash balances to meet redemption requests.

(iii)	Threat of Redemption Would Not Induce Deviations In Investment Policy

     Applicants assert that neither the Acquiring Funds nor Acquiring Fund Affiliates would be able to exert undue influence over the Single-Tier Funds or induce them to deviate from their respective investment program or policies. As discussed above, Shares of Single-Tier Funds are traded in the secondary market; this market activity occurs outside the Single-Tier Funds and therefore will not alter, disrupt or even affect the investment portfolios of the Single-Tier Funds. Furthermore, as discussed above in Section II.A., each Single-Tier Fund’s portfolio will be structured to track a stated Index and therefore neither an Acquiring Fund nor any Acquiring Fund Affiliates would be able to exert influence over the composition of such Single-Tier Fund’s investment portfolio.

     Applicants conclude that, since the Single-Tier Funds are no more susceptible to undue influence by an Acquiring Fund or Acquiring Fund Affiliate than is the case with the management investment company applicants in the WisdomTree, PADCO, and iShares Trust applications, the requested 12(d)(1) Relief is consistent with the relief granted in such applications and similarly does not present the concerns that the Act was designed to prevent.

(iv)	Redemptions Would Not Generate Unnecessary Capital Gains Or Disrupt Orderly Trust Operations

     Applicants submit that redemptions of Creation Units of Single-Tier Funds by Acquiring Funds would not burden remaining holders of Shares with unnecessary capital gains or disrupt the orderly operations of such Single-Tier Funds any more than would redemptions made by other investors. Redemption of Shares in Creation Units by Acquiring Funds will be made such by Single-Tier Funds in the same manner as all other redemptions; there is no special procedure by which Acquiring Funds will redeem their Shares. As discussed above, the Single-Tier Funds will primarily redeem Creation Units in-kind in exchange for the Single-Tier Funds’ Portfolio Holdings -- not cash. Since typically a pro rata portion of the Single-Tier Funds’ Portfolio Holdings is distributed to the redeeming party, such Portfolio Holdings are not sold by their Single-Tier Funds in connection with redemption requests. Thus, remaining Share holders would not be burdened with capital gains any more than is the case when any other investor redeems Shares. Applicants believe that the operations of the Single-Tier Funds would not be disrupted due to redemptions by Acquiring Funds; indeed the Single-Tier Funds will continue to function the same manner as if the requested Section 12(d)(1) Relief were not granted.

          (v) Proposed Conditions

     Applicants submit that their proposed conditions (set forth in Section VI, below) address the concerns about large-scale redemptions identified in the PPI Report, particularly those regarding the potential for undue influence. Applicants will take steps to ensure that the Acquiring Funds comply with any terms and conditions of the requested relief by requesting that each Acquiring Fund enter into an Acquiring Fund Agreement as a condition precedent to investing in a Single-Tier Fund beyond the limits imposed by Section 12(d)(l)(A).

     For example, Condition 7 limits the ability of an Acquiring Fund’s Advisory Group or an Acquiring Fund’s Sub-Advisory Group (individually, or in the aggregate) (each defined below) to control a Single-Tier Fund within the meaning of Section 2(a)(9) of the Act.

     For purposes of this Amended Application:

a “Acquiring Fund’s Advisory Group” is defined as the Acquiring Fund Advisor, or Sponsor, any person controlling, controlled by, or under common control with such Advisor or Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act that is advised by the Acquiring Fund Advisor or sponsored by the Sponsor, or any person controlling, controlled by, or under common control with such Advisor or Sponsor.

     Also for purposes of this Amended Application:

a “Acquiring Fund’s Sub-Advisory Group” is defined as any Acquiring Fund Subadvisor, any person controlling, controlled by, or under common control with the Subadvisor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the Act (or portion of such investment company or issuer) advised or sponsored by the Subadvisor or any person controlling, controlled by or under common control with the Subadvisor.

The condition does not apply to the Acquiring Fund Sub-Advisory Group with respect to a Single-Tier Fund for which the Acquiring Fund Subadvisor or a person controlling, controlled by, or under common control with the Acquiring Fund Subadvisor acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act (in the case of an open-end Fund) or as the Sponsor (in the case of a UIT ).

     In addition, Condition 8 prohibits Acquiring Funds and Acquiring Fund Affiliates from causing an investment by an Acquiring Fund in a Single-Tier Fund to influence the terms of services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Single-Tier Fund or a Single-Tier Fund Affiliate.

     Further, Applicants propose to include Conditions 9 and 10 which are specifically designed to address the potential for an Acquiring Fund and Acquiring Fund Affiliates to exercise undue influence over an Single-Tier Fund and Single-Tier Fund Affiliates.

          (vi) Layering of Fees and Expenses

     Applicants note that the PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure. The PPI Report expressed concern that: (i) the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund;74 (ii) fund holding companies subject their investors to two layers of advisory fees;75 and (iii) investors in load funds, including fund holding companies investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.

     Applicants assert that the concerns in the PPI Report with respect to the layering of fees and expenses are not present in the instant case for the following reasons: (i) the overall expenses for the Single-Tier Funds are relatively low compared to the costs of a traditional mutual fund; (ii) the Single-Tier Funds can be used as investment tools by the Acquiring Funds and will provide investment services to the Acquiring Funds that will likely differ from, not merely duplicate, the advisory services provided by the Acquiring Funds; and (iii) no sales charges will be imposed on Shares of Single-Tier Funds so that shareholders of the Acquiring Funds will not pay a second layer of sales charges.76

     (vii) The Overall Expenses For the Single-Tier Funds Are Relatively Low Applicants submit that the Single-Tier Funds have simple and cost-efficient structures which will result in average annual total operating expenses that are generally lower than traditional mutual funds with similar objectives and strategies.77 For example, as discussed above, purchases and redemptions of Creation Units from the Single-Tier Funds are effected “in kind,” resulting in lower portfolio transaction and related costs. Similarly, the in-kind creation and

74 PPI Report at 319-320.

75 Id. at 318.

76As noted above, all secondary market purchasers, including Acquiring Funds, may pay customary brokerage commissions on transactions in Shares, just as they would on purchases of individual securities in the secondary market.

77 For example, one of the more popular and least expensive passively-managed S&P 500 Index funds has an annual expense ratio of approximately 0.18%. The SPDR Fund has an annual expense ratio of approximately 0.12%.

redemption mechanism of the Single-Tier Funds tends to result in lower portfolio turnover than traditional mutual funds, resulting in lower transaction fees and realized capital gains. Further, the book-entry only structure and the NSCC clearing process used by most of the Single-Tier Funds eliminates a variety of costs, such as transfer agency fees and shareholder reporting expenses which are incurred by traditional mutual funds. In addition, as mentioned above, Shares of Single-Tier Funds are sold without sales charges.78

     Condition 18 of the requested Order would prevent unnecessary duplication or layering of sales charges and other costs. Also, Condition 13 would prevent any sales charges or service fees on shares of an Acquiring Fund from exceeding the limits applicable to a fund of funds set forth in NASD Conduct Rule 2830. With respect to the potential for duplicative advisory fees, Applicants note that Acquiring Trusts will not pay any advisory fees; accordingly, there will be no potential for duplicative advisory fees. With respect to Acquiring Management Companies, Applicants note the board of directors or trustees, including a majority of the independent directors or trustees, of any Acquiring Management Company, pursuant to Condition 17 below, will be required to find that any fees charged under the Acquiring Management Company’s advisory contract(s) are based on services provided that will be in addition to, rather than duplicative of, services provided under the advisory contract(s) of any Single-Tier Fund in which the Acquiring Management Company may invest.

78 Applicants note that the Prospectus for each Fund discloses that secondary market transactions in Shares are subject to ordinary brokerage commissions and charges.

          (viii) Diversification Benefits

     The PPI Report found that the diversification benefits for fund holding companies were “largely illusory.”79 Applicants note that the PPI Report was issued prior to the development of the first ETFs and therefore it does not reflect the development of ETFs nor the current approaches to constructing and managing investment portfolios in markets that offer ETFs.80 Applicants submit that investments in Shares of Single-Tier Funds should provide concrete, as opposed to “illusory”, asset allocation and diversification benefits to Acquiring Funds and that Acquiring Fund shareholders stand to benefit from investment strategies that utilize Shares. For example, the Single-Tier Funds offer instant diversification81 and provide investors with immediate and liquid exposure to their respective Indexes.82 Also, since Shares of Single-Tier Funds can be purchased intra-day during regular market hours, they would be particularly useful tools for those Acquiring Funds that want to make immediate adjustments to their portfolios, to

79 PPI Report at 320.

80 As mentioned above, Congress intended that the Commission grant exemptions under Section 12(d)(1)(J) in a “progressive way” as the concept of investment companies investing in other investment companies evolves over time. HR 622, at 43-44.

81 In certain situations, diversification may be accomplished relatively inexpensively through transactions in Shares. For example, depending on market conditions, an Acquiring Fund may incur lower transaction costs in buying or selling a single Creation Unit, as opposed to buying or selling each individual security in an Index. Congress acknowledged these benefits in 1940:

There may be some investment companies... which think that aviation stock may be a good buy, but instead of going out and buying diversified blocks of aviation company stocks, the company may buy the securities of some investment companies which specialize in aviation stocks. In that way an investment company can get a cross-Section of all aviation stock by buying some shares of stock of an aviation investment company.

House Hearings, 76th Cong., 3d Sess., at 112-113 (1940).

82 Average daily trading volume in shares of the SPDR Fund for the first quarter of 2003 was 8,283,840. Average daily trading volumes in shares of the DIAMONDS Fund and the MidCap SPDR Fund for the same period were 1,344,740 and 624,480, respectively. See the Exchange Traded Funds Corner at the website for the Journal of Indexes, available at http://www.journalofindexes.com.

equitize cash or immediately implement trading or hedging strategies.83 Like other ETFs, the Single-Tier Funds provide an advantage over traditional mutual funds in that their Shares are traded intra-day, so they can be bought at current prices throughout the trading day, while shares of traditional mutual funds are purchased at net asset value, which is usually calculated only once a day.84 The ability to trade intra day is particularly valuable in volatile markets where there may be significant price differences between the time of the investment decision and the time a traditional mutual fund calculates its NAV.

          (ix) Complex Structures

     The PPI Report also expresses concern that the popularity of funds of funds could lead to the creation of more complex vehicles that would not serve any meaningful purpose.85 The PPI Report states that whether additional costs of investing in an underlying fund through a fund holding company can be justified depends upon whether the investment vehicle offers an investor “any special benefits not otherwise available.”86 Applicants assert that from an investor’s perspective, the structure and features of ETFs are not particularly complex; they are known in the marketplace, discussed in financial literature and followed by money managers and investors alike.87 Nonetheless, even if certain investors were to find ETFs complex, Applicants submit that the benefits of the proposed transactions described in this Amended Application justify any complexity associated with the transactions. Applicants believe that investing in Shares of

83 See ETF Education - Institutional Investor, “SEC Order Could Give Barclay’s Edge in ETF Race,” Ignites, May 13, 2003, available at www.ignites.com.

84 Applicants note that closed-end investment companies trade at market prices throughout the day, often at significant and recurring discounts to their NAV.

85 PPI Report at 321.

86 Id. at 320.

87 See Walter Updegrave, ETFs: what are they? Exchange Traded Funds are the hottest new investment vehicle, CNNMoney.com, June 1, 2005.

Single-Tier Funds would serve several meaningful purposes and offer special benefits to the Acquiring Funds. In addition, Applicants believe that Shares of Single-Tier Funds will be used as an investment management tool to employ a variety of specific investment strategies.

     Applicants submit that Shares of Single-Tier Funds are extremely flexible investment tools. Among other things, an Acquiring Fund could use such Shares to quickly and easily: (i) effectively manage cash flow, thus enabling the Acquiring Fund to stay as fully invested as possible;88 (ii) immediately diversify country or regional exposure; (iii) immediately modify style exposure; (iv) provide short or hedge index exposure; (v) implement long/short strategies; (vi) gain immediate exposure to a variety of specific market segments and (vii) remain invested through portfolio management and portfolio composition transitions. In addition, Applicants note that Shares of Single-Tier Funds will be bought and sold on Exchanges like other listed securities throughout the trading day at market prices close to NAV, can be sold short, can be purchased on margin, can be purchased or sold by limit order, and are valued on a real-time basis. Applicants observe that the ETFs currently trading are already being used by traditional mutual funds for these purposes, particularly for use in “equitizing cash.”89 In addition, Applicants are aware of both registered investment companies90 as well as a number of other investment vehicles91 that have been set up expressly to invest in ETFs.

88 Shares of Single-Tier Funds provide Acquiring Funds with the ability to invest idle cash in a highly liquid investment pending investment in portfolio securities. The PPI Report noted that the retention of excessive cash balances in the underlying fund’s portfolio would be inconsistent with the interests of other underlying fund shareholders because the fund may not be fully invested in portfolio securities. PPI Report at 317.

89 See footnote 88, supra.

90 See PowerShares Exchange-Traded Fund Trust II, PowerShares Automatic Growth NFA Global Asset Portfolio prospectus and SAI, each dated May 5, 2008 (File No. 333-138490).

91 See Allison Bisbey Colter, Exchange-Traded Funds Have Big Fans Among Hedge Funds, Dow Jones Newswires, July 10, 2001.

     Applicants propose that each Acquiring Fund will represent in the Acquiring Fund Agreement that if it exceeds the 5% or 10% limitation of Section 12(d)(1)(A)(ii) or (iii), respectively, it will disclose in its Prospectus the fact that it may invest in ETFs and disclose in “plain English” in its Prospectus the unique characteristics of doing so, including but not limited to the expense structure and any additional expenses of investing in ETFs. Further, Applicants propose that no Single-Tier Fund will acquire securities of any investment company, including any ETF, or company relying on Section 3(c)(1) or 3(c)(7) of the Act, in excess of the limits contained in Section 12(d)(1)(A) of the Act.92 Thus, in keeping with the PPI Report’s concern with overly complex structures, Applicants submit that the requested Section 12(d)(1) Relief will not create or give rise to circumstances enabling an Acquiring Fund to invest in excess of the limits of Section 12(d)(1)(A) in a Single-Tier Fund which is in turn able to invest in another investment company or 3(c)(1) or 3(c)(7) issuer in excess of such limits. In addition to avoiding excess complexity, Applicants believe that the condition requiring that Single-Tier Funds will not invest in any other investment company or 3(c)(1) or 3(c)(7) issuer in excess of the limits of Section 12(d)(1)(A) mitigates the concerns about layering of fees. For these reasons, as stated above, Applicants are not requesting that Section 12(d)(1) Relief be applicable to any Initial Fund or any other FOF Fund.

     Applicants observe that certain ETFs now trading have been operating under orders granting relief that is identical to the Section 12(d)(1) Relief requested in this Amended Application, most notably the WisdomTree Trust Funds and PowerShares Trust funds.

92 Applicants note that the Single-Tier Funds are required to invest only in the Index Constituents comprising their respective Indexes, none of which currently contains any investment company.

Applicants are not aware of any problems or difficulties encountered by such ETFs or the mutual funds relying upon such orders, and expect that the experience of the Funds identified herein and Acquiring Funds should be the same.

          (d) Sections 17(a), 17(b) and 6(c) of the Act

     Applicants seek relief from Section 17(a) of the Act to permit an Single-Tier Fund, to the extent that the Single-Tier Fund is an affiliated person (as defined in Section 2(a)(3)(B) of the Act) of an Acquiring Fund, to sell Shares to, and purchase Shares from, an Acquiring Fund through Creation Unit transactions and to engage in the accompanying in-kind transactions with the Acquiring Fund.

     Section 17(a) of the Act generally prohibits sales or purchases of securities between a registered investment company and any affiliated person of the company. Section 2(a)(3) of the Act defines “affiliated person” to include any person directly or indirectly owning, controlling or holding with power to vote 5% or more of the outstanding voting securities of the other person, any person 5% or more of whose outstanding voting securities are directly or indirectly owned, controlled or held with the power to vote by the other person, and any person directly or indirectly controlling, controlled by, or under common control with the other person. Section 2(a)(9) of the Act provides that a control relationship will be presumed where one person owns more than 25% of another person’s voting securities.

     Section 17(b) of the Act authorizes the Commission to grant an order permitting a transaction otherwise prohibited by Section 17(a) if it finds that:

(i) the terms of the proposed transaction are fair and reasonable and do not involve overreaching on the part of any person concerned; (ii) the proposed transaction is consistent with the policies of each registered investment company involved; and (iii) the proposed transaction is consistent with the general purposes of the Act.

The Commission has interpreted its authority under Section 17(b) as extending only to a single transaction and not a series of transactions.

     Section 6(c) of the Act permits the Commission to exempt any person or transactions from any provision of the Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

     Section 17(a) is intended to prohibit affiliated persons in a position of influence or control over an investment company from furthering their own interests by selling property that they own to an investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by the affiliated person. For the reasons articulated in the legal analysis of Section 12(d)(1), above, Applicants submit that, with regard to Section 17(a), the proposed transactions are appropriate in the public interest, consistent with the protection of investors and do not involve overreaching.

     Applicants submit that an exemption is appropriate under Sections 17(b) and 6(c) because the proposed arrangement meets the standards in those Sections. First, the terms of the proposed arrangement are fair and reasonable and do not involve overreaching on the part of anyone concerned. Any consideration paid for the purchase or redemption of Shares directly from an Single-Tier Fund will be based on the NAV of such Single-Tier Fund in accordance with policies and procedures set forth in the such Fund’s registration statement.93

     Second, the proposed transactions occurring directly between Single-Tier Funds and Acquiring Funds will be consistent with the policies of each Acquiring Fund. The purchase of Creation Units by an Acquiring Fund will be accomplished in accordance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in

93 Applicants acknowledge that the receipt of any compensations by (a) an affiliated person of an Acquiring Fund, or an affiliated person of such person, for the purchase by the Acquiring Fund of Shares of a Single-Tier Fund or (b) an affiliated person of such Single-Tier Fund, or an affiliated person of such person, for the sale by such Fund of its Shares to an Acquiring Fund, may be prohibited by Section 17(e)(1). The Acquiring Fund Agreement also will include this acknowledgment.

the Acquiring Fund’s registration statement. The Acquiring Fund Agreement will require any Acquiring Fund that purchases Creation Units directly from an Single-Tier Fund to represent that the purchase of Creation Units from the Single-Tier Fund by an Acquiring Fund will be accomplished in compliance with the investment restrictions of the Acquiring Fund and will be consistent with the investment policies set forth in the Acquiring Fund’s registration statement.

     Third, Applicants assert that the proposed transactions are consistent with the general purposes of the Act. Applicants also believe that the requested exemptions are appropriate in the public interest. Shares of Single-Tier Funds offer Acquiring Funds a flexible investment tool, which can be used for a variety of purposes. Applicants also submit that the exemption is consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. The proposed transactions will also be consistent with the policies of each Fund.

V.	Precedent and Comparability of Relief Sought to Prior Relief Granted By the Commission

     Applicants submit that (i) with respect to the relief requested pursuant to Section 6(c), the requested exemption for the proposed transactions is appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act, and (ii) with respect to the relief requested pursuant to Section 17(b), the proposed transactions are reasonable and fair and do not involve overreaching on the part of any person concerned; the proposed transactions are consistent with the policy of each Fund (as defined below); and that the proposed transactions are consistent with the general purposes of the Act.

     This Amended Application for ETF Relief is very similar with respect to Sections 2(a)(32) and 5(a)(1) to the applications for exemptions of (i) NETS, (ii) Claymore, (iii) ProShares Trust and (iv) is virtually identical to relief granted to the WisdomTree Trust, (v) First Trust, (vi) Rydex Trust, (vii) PowerShares Trust, (viii) Fidelity Trust, (ix) FRESCO Funds, (x) Vanguard Trust, (xi) iShares Trust, (xii) Select Sector SPDRs Trust, (xiii) iShares MSCI Series (formerly known as WEBS), and (xiv) CountryBaskets, and is substantially similar to the applications for exemption with respect to Section 4(2) of (xv) SuperTrust; (xvi) the SPDR Trust; (xvii) the MidCap SPDR Trust; (xviii) the Diamonds Trust; (xix) the Nasdaq-100 Trust and (xx) BLDRS Trust, each granted by the Commission. See, Claymore Index ETF Application and the Claymore Order; ProShares Trust Application and ProShares Trust Order; NETS Application and NETS Order; WisdomTree Trust Application and WisdomTree Trust Order; First Trust Applications and First Trust Orders; Rydex Trust Application and Rydex Trust Order; PowerShares Trust Application and PowerShares Trust Order; Fidelity Trust Application and Fidelity Trust Order; FRESCO Funds Application and FRESCO Funds Order; Vanguard Application and Vanguard Order; iShares Trust Application and iShares Trust Order; Select Sector SPDRs Trust Application and Select Sector SPDRs Trust Order; iShares MSCI Series Application and iShares MSCI Series Order; CountryBaskets Application and CountryBaskets Order; SuperTrust Application and SuperTrust Order; SPDR Trust Application and SPDR Trust Order; MidCap SPDR Trust Application and MidCap SPDR Trust Order; Diamonds Trust Application and Diamonds Trust Order; Nasdaq-100 Trust Application and Nasdaq-100 Trust Order; and BLDRS Application and the BLDRS Order.

     This Amended Application for ETF Relief is virtually identical with respect to Section 22(d) and Rule 22(c)-l thereunder (relating to trading of Shares on an Exchange at prices determined by market forces) to the applications for exemption of (i) NETS, Claymore, (iii) ProShares, (iv) WisdomTree, (v) First Trust, (vi) Rydex Trust, (vii) PowerShares Trust, (viii) Fidelity Trust, (ix) FRESCO Funds, (x) Vanguard Trust, (xi) iShares Trust, (xii) Select Sector

SPDRs Trust, (xiii) iShares MSCI Series (formerly known as WEBS, (xiv) CountryBaskets, (xv) SuperTrust, (xvi) SPDR Trust, (xvii) MidCap Trust, (xviii) Diamonds Trust; (xix) Nasdaq-100 Trust and (xx) BLDRS Trust, each granted by the Commission. See, NETS Application and NETS Order, Claymore Index ETF Application and the Claymore Order; ProShares Trust Application and ProShares Trust Order; WisdomTree Trust Application and WisdomTree Trust Order; First Trust Applications and First Trust Orders; Rydex Trust Application and Rydex Trust Order; PowerShares Trust Application and PowerShares Trust Order; Fidelity Trust Application and Fidelity Trust Order; FRESCO Funds Application and FRESCO Funds Order; Vanguard Application and Vanguard Order; iShares Trust Applications and iShares Trust Order; Select Sector SPDRs Trust Application and Select Sector SPDRs Trust Order; iShares MSCI Series Application and iShares MSCI Series Order; CountryBaskets Application and CountryBaskets Order; SuperTrust Application and SuperTrust Order; SPDR Trust Application and SPDR Trust Order; MidCap SPDR Trust Application and MidCap SPDR Trust Order; Diamonds Trust Application and Diamonds Trust Order; Nasdaq-100 Trust Application and Nasdaq-100 Trust Order; and BLDRS Application and the BLDRS Order.

     The Amended Application of Applicants with respect to section 22(e) is virtually identical to the applications for exemption of: (i) NETS, (ii) WisdomTree Trust, (iii) ProShares, (iv) Fresco Index Share Funds; (v) iShares MSCI Series; (vi) Country Baskets; and (vii) WEBS and very similar to the application for exemption by SPDRs, each granted by the Commission.

     This Amended Application for ETF Relief is substantially similar with respect to

Sections 17(a) and 17(b) to the application for the exemptions of (i) GO Core Trust94 and is virtually identical to the applications for the exemptions of (ii) NETS, (iii) Claymore, (iv) ProShares Trust, (v) WisdomTree Trust, (vi) Powershares Trust, (vii) Fidelity Trust, (viii) Rydex Trust, (ix) Vanguard Trust, (x) FRESCO Funds, (xi) Vanguard Trust, (xii) iShares Trust, (xiii) Select Sector SPDRs Trust, (xiv) iShares MSCI Series (formerly known as WEBS), (xv) CountryBaskets, (xvi) SuperTrust; (xvii) SPDR Trust; (xviii) MidCap SPDR Trust; (xix) Diamonds Trust; (xx) Nasdaq-100 Trust and (xxi) BLDRS Trust, each granted by the Commission. See, the GO Core Trust Application; the GMO Gore Trust Order; Claymore Index ETF Application and Claymore Order; ProShares Trust Application and ProShares Trust Order; WisdomTree Trust Application and WisdomTree Trust Order; Rydex Trust Application and Rydex Trust Order; PowerShares Trust Application and PowerShares Trust Order; Fidelity Trust Application and Fidelity Trust Order; FRESCO Funds Application and FRESCO Funds Order; Vanguard Application and

94 In the Matter of GMO Core Trust Investment Company Act Release No. 15415 (Nov.14, 1986) (notice) and Investment Company Act Release No. 16048 (October 14, 1987) (order).

Vanguard Order; iShares Trust Applications and iShares Trust Order; Select Sector SPDRs Trust Application and Select Sector SPDRs Trust Order; iShares MSCI Series Application and iShares MSCI Series Order; CountryBaskets Application and CountryBaskets Order; SuperTrust Application and SuperTrust Order; SPDR Trust Application and SPDR Trust Order; MidCap SPDR Trust Application and MidCap SPDR Trust Order; Diamonds Trust Application and Diamonds Trust Order; Nasdaq-100 Trust Application and Nasdaq-100 Trust Order; and BLDRS Application and the BLDRS Order.

     The Commission has granted exemptive orders under Section 12(d)(1) to other applicants who sought relief for similar structures and investments, and whose requests for relief included conditions substantially similar to those included in this Amended Application. See, WisdomTree, for example. This Amended Application for Section 12(d)(1) Relief for the Single-Tier Funds is virtually identical to the application for the exemptive order of (i) WisdomTree Trust, and substantially similar to (ii) NETS, (iii) iShares Trust, (iv) Select Sector SPDRS, (v) SPDR, MidCap SPDR, DIAMONDS, (vi) QQQs and (vii) BLDRS. See, WisdomTree Trust Application and WisdomTree Trust Order; NETS Application and NETS Order; iShares Trust Application and iShares Trust Order; Select Sector SPDRs Trust Application and Select Sector SPDRs Trust Order; SPDR, Midcap and DIAMONDS 12(d) Application and SPDR, Midcap and DIAMONDS 12(d) Order; QQQ 12(d) Application and QQQ 12(d) Order; and BLDRS Application and the BLDRS Order.

     VI. Express Conditions to this Amended Application

     Applicants agree that any order of the Commission granting the requested Relief will be subject to the following conditions95:

     ETF Relief

1.	As long as the Trust operates in reliance on the requested Order, the Shares of each Fund will be listed on an Exchange.

2.	Neither the Trust nor any Fund will be advertised or marketed as an open-end investment company or a mutual fund. Each Fund’s Prospectus will prominently disclose that Shares are not individually redeemable shares and will disclose that the owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only. Any advertising material that describes the purchase or sale of Creation Units or refers to redeemability will prominently disclose that Shares are not individually redeemable and that owners of Shares may acquire those Shares from the Fund and tender those Shares for redemption to the Fund in Creation Units only.

95 See footnote 9, supra.

3.

The Website, which will be publicly accessible at no charge, will contain the following information, on a per Share basis, for each Fund: (a) the prior Business Day's NAV and the Bid/Ask Price and a calculation of the premium or discount of the Bid/Ask Price at the time of calculation of the NAV against such NAV; and (b) data in chart format displaying the frequency distribution of discounts and premiums of the daily Bid/Ask Price against the NAV, within appropriate ranges, for each of the four previous calendar quarters.

4.	The Prospectus and annual report for each Fund will also include: (a) the information listed in condition 3(b), (i) in the case of the Fund's Prospectus, for the most recently completed year (and the most recently completed quarter or quarters, as applicable) and (ii) in the case of the annual report, for the immediately preceding five years, as applicable; and (b) the following data, calculated on a per Share basis for one-, five- and ten-year periods (or life of the Fund), (i) the cumulative total return and the average annual total return based on NAV and Bid/Ask Price, and (ii) the cumulative total return of the relevant Index.

5.	Each Fund’s Prospectus will clearly disclose that, for purposes of the Act, Shares are issued by the Fund, which is a registered investment company, and that the acquisition of Shares by investment companies is subject to the restrictions of Section 12(d)(1) of the Act. In addition, the Prospectus for each Single-Tier Fund will disclose that it has received an exemptive order that permits registered investment companies to invest in such Single-Tier Fund beyond the limits of Section 12(d)(1), subject to certain terms and conditions, including that the registered investment company enter into an agreement with such Single-Tier Fund regarding the terms of the investment.

6.	The requested ETF Relief will expire on the effective date of any Commission rule under the Act that provides relief permitting the operation of index-based exchange-traded funds.

     Section 12(d)(1) Relief

7.	The members of an Acquiring Fund’s Advisory Group will not control (individually or in the aggregate) an Single-Tier Fund within the meaning of Section 2(a)(9) of the Act. The members of an Acquiring Fund’s Sub-Advisory Group will not control (individually or in the aggregate) an Single-Tier Fund within the meaning of Section 2(a)(9) of the Act. If as a result of a decrease in the outstanding Shares of an Single-Tier Fund, an Acquiring Fund’s Advisory Group or an Acquiring Fund’s Sub-Advisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding Shares of a Single-Tier Fund, it will vote its Shares in the same proportion as the vote of all other holders of the Shares. This condition will not apply to the Acquiring Fund’s Sub-Advisory Group with respect to a Single-Tier Fund for which the Acquiring Fund’s Subadvisor or a person controlling, controlled by, or under common control with the Acquiring Fund Subadvisor acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the Act.

8.	No Acquiring Fund or Acquiring Fund Affiliate will cause any existing or potential investment by the Acquiring Fund in a Single-Tier Fund to influence the terms of any services or transactions between an Acquiring Fund or an Acquiring Fund Affiliate and the Single-Tier Fund or the Single-Tier Fund Affiliate.

9.	The board of directors or trustees of an Acquiring Management Company, including a majority of its independent directors or trustees, will adopt procedures reasonably designed to assure that the Acquiring Fund Advisor and any Acquiring Fund Subadvisor are conducting the investment program of the Acquiring Management Company without taking into account any consideration received by the Acquiring Management Company or an Acquiring Fund Affiliate from a Single-Tier Fund or a Single-Tier Fund Affiliate in connection with any services or transactions.

10.	No Acquiring Fund or Acquiring Fund Affiliate (except to the extent that it is acting in its capacity as the investment advisor to a Single-Tier Fund) will cause a Single-Tier Fund to purchase a security in any Affiliated Underwriting

11.	Before investing in the Shares of a Single-Tier Fund in excess of the limits in Section 12(d)(1)(A), each Acquiring Fund and such Single-Tier Fund will execute an Acquiring Fund Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers or Sponsor and Trustee, as applicable, understand the terms and conditions of the Order, and agree to fulfill their responsibilities under the Order. At the time of its investment in Shares of a Single-Tier Fund in excess of the limit in Section 12(d)(1)(A)(i), an Acquiring Fund will notify such Single-Tier Fund of the investment. At such time, the Acquiring Fund will also transmit to such Single-Tier Fund a list of the names of each Acquiring Fund Affiliate and Underwriting Affiliate. The Acquiring Fund will notify the Single-Tier Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs. The Single-Tier Fund and the Acquiring Fund will maintain and preserve a copy of the Order, the Acquiring Fund Agreement, and the list of names with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

12.	The Acquiring Fund Advisor, Trustee or Sponsor, as applicable, will waive fees otherwise payable to it by the Acquiring Fund in an amount at least equal to any compensation (including fees received under any plan adopted by a Fund under Rule 12b-1 under the Act) received from a Single-Tier Fund by the Acquiring Fund Advisor, Trustee or Sponsor, or an affiliated person of the Acquiring Fund Advisor, Trustee or Sponsor, other than any advisory fees paid to the Acquiring Fund Advisor, Trustee or Sponsor or its affiliated person by the Single-Tier Fund, in connection with the investment by the Acquiring Fund in such Single-Tier Fund.
Any Acquiring Fund Subadvisor will waive fees otherwise payable to the Acquiring Fund Subadvisor, directly or indirectly, by the Acquiring Management Company in an amount at least equal to any compensation received from a Single- Tier Fund by the Acquiring Fund Subadvisor, or an affiliated person of the Acquiring Fund Subadvisor, other than any advisory fees paid to the Acquiring Fund Subadvisor or its affiliated person by a Single-Tier Fund, in connection with any investment by the Acquiring Management Company in such Single-Tier Fund made at the direction of the Acquiring Fund Subadvisor. In the event that the Acquiring Fund Subadvisor waives fees, the benefit of the waiver will be passed through to the Acquiring Management Company.

13.	Any sales charges and/or service fees charged with respect to shares of an Acquiring Fund will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

14.	Once an investment by an Acquiring Fund in the securities of a Single-Tier Fund exceeds the limit in section 12(d)(1)(A)(i) of the Act, the Board, including a majority of the independent trustees, will determine that any consideration paid by such Single-Tier Fund to an Acquiring Fund or Acquiring Fund Affiliate in connection with any services or transactions: (i) is fair and reasonable in relation to the nature and quality of the services and benefits received by such Single-Tier Fund; (ii) is within the range of consideration that such Single-Tier Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (iii) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between a Single-Tier Fund and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser.

15.	The Board, including a majority of the independent trustees, will adopt procedures reasonably designed to monitor any purchases of securities by a Single-Tier Fund in an Affiliated Underwriting once an investment by an Acquiring Fund in the securities of such Single-Tier Fund exceeds the limit of section 12(d)(1)(A)(i) of the Act, including any purchases made directly from an Underwriting Affiliate. The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Acquiring Fund in the Single-Tier Fund. The Board will consider, among other things: (i) whether the purchases were consistent with the investment objectives and policies of the Single-Tier Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Single-Tier Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years. The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interest of shareholders of the Single-Tier Fund.

16.	Each Single-Tier Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings, once an investment by an Acquiring Fund in the Shares of the Single-Tier Fund exceeds the limit of Section 12(d)(1)(A)(i) of the Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate’s members, the terms of the purchase, and the information or materials upon which the Board’s determinations were made.

17.	Before approving any advisory contract under Section 15 of the Act, the board of directors or trustees of each Acquiring Management Company, including a majority of the independent directors or trustees, will find that the advisory fees charged under such contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Fund in which the Acquiring Management Company may invest. These findings and the basis upon which they were made will be recorded fully in the minute books of the appropriate Acquiring Management Company.

18.	No Single-Tier Fund will acquire securities of any investment company or companies relying on Section 3(c)(1) or 3(c)(7) of the Act in excess of the limits contained in Section 12(d)(1)(A) of the Act.

VII. Names and Addresses and Procedural Matters

     The following are the names and addresses of Applicants:

IndexIQ ETF Trust
c/o Adam S. Patti
IndexIQ Advisors LLC
800 Westchester Avenue, Suite N-611
Rye Brook, NY 10573

INDEXIQ ADVISORS LLC
Adam S. Patti
IndexIQ Advisors LLC
800 Westchester Avenue, Suite N-611
Rye Brook, NY 10573

ALPS Distributors, Inc.
c/o Thomas A. Carter
1290 Broadway, Suite 1100
Denver, CO 80203

     All questions concerning this Amended Application should be directed to the persons listed on the facing page of this Amended Application.

  1. Acting by written consent in lieu of a meeting, on January 27, 2009 the managing member of the Advisor adopted the following resolutions authorizing the execution and filing of this Amended Application.

“RESOLVED:	that the officers of the Advisor be, and each of them hereby is, authorized, with the assistance or advice of counsel, to prepare, execute and file, together with each series of the Trust (the “Funds”), with the Securities and Exchange Commission an application, and any amendments thereto (collectively, the “Application”), for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), exempting the Funds from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act exempting the Funds from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act exempting the Funds from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act;

RESOLVED:	that the officers of the Advisor shall have the discretion to cause the Application to be prepared and filed jointly with other investment companies advised by the Advisor and other affiliated investment advisers; and

RESOLVED:	that the officers of the Advisor be, and each of them hereby is, authorized to take such other actions as may be necessary, advisable or desirable to effectuate the intent of the foregoing resolutions.”

     2. Acting by written consent in lieu of a meeting, on January 27, 2009 the board of directors of the Trust adopted the following resolutions authorizing the execution and filing of this Amended Application.

“RESOLVED:	that the officers of the Trust be, and each of them hereby is, authorized, with the assistance or advice of counsel, to prepare, execute and file, jointly with IndexIQ Advisors LLC (the “Adviser”) and each series of the Trust (the “Funds”), with the Securities and Exchange Commission an application, and any amendments thereto (collectively, the “Application”), for an order pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), exempting the Funds from Sections 2(a)(32), 5(a)(1), 22(d), 22(e) and 24(d) of the Act and Rule 22c-1 under the Act and under Sections 6(c) and 17(b) of the Act exempting the Funds from Sections 17(a)(1) and (a)(2) of the Act and under Section 12(d)(1)(J) of the Act exempting the Funds from Sections 12(d)(1)(A) and 12(d)(1)(B) of the Act;

RESOLVED:	that the officers of the Trust shall have the discretion to cause the Application to be prepared and filed jointly with other investment companies advised by the Advisor, provided that they determine such a joint filing to be in the best interests of the Trust; and

RESOLVED:	that the officers of the Trust be, and each of them hereby is, authorized to take such other actions as may be necessary, advisable or desirable to effectuate the intent of the foregoing resolutions.”

     3. Pursuant to Rule 0-2(c)(1) under the Act, each of the Applicants and the Advisor hereby states that the officer signing and filing this Amended Application on behalf of each Applicant and the Advisor is fully authorized to do so. Under the provisions of the Trust’s and the Advisor’s formation and organizational documents, responsibility for the management of the affairs and business of the Trust and the Advisor is vested in their respective boards of directors, which have adopted the authorizing resolutions set forth above. Accordingly, each of the Trust and the Advisor has complied with all requirements for the execution and filing of this Amended Application in its name and on its behalf.

     4. The verifications required by Rule 0-2(d) under the Act are attached hereto as Appendices A-1, A-2 and A-3.

VIII. Authorization and Signatures

     In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Amended Application dated as of February 12, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Applicants request that all written communications concerning the Amended Application be directed to the person and address printed on the Amended Application’s facing page. Adam S. Patti is authorized to sign and file this document on behalf of IndexIQ ETF Trust pursuant to the general authority vested in him as President of such trust. Adam S. Patti is authorized to sign and file this document on behalf of IndexIQ Advisors LLC pursuant to the general authority vested in him as Chief Executive Officer of such company.

     In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested order without holding a hearing.

INDEXIQ ETF TRUST

By: /s/ Adam S. Patti
Name: Adam S. Patti
Title: President
Dated: February 12, 2009

INDEXIQ ADVISORS LLC

By: /s/ Adam S. Patti
Name: Adam S. Patti
Title: Chief Executive Officer
Dated: February 12, 2009

Authorization and Signatures

     In accordance with Rule 0-2(c) under the Act, Applicants state that all actions necessary to authorize the execution and filing of this Amended Application dated as of February 12, 2009 have been taken, and the persons signing and filing this document are authorized to do so on behalf of Applicants. Applicants request that all written communications concerning the Amended Application be directed to the person and address printed on the Amended Application’s facing page. Thomas A. Carter is authorized to sign and file this document on behalf of ALPS Distributors, Inc. pursuant to the general authority vested in him as President.

     In accordance with Rule 0-5 under the Act, Applicants request that the Commission issue the requested order without holding a hearing.

ALPS DISTRIBUTORS, INC.

By: /s/ Thomas A Carter
Name:	Thomas A Carter
Title:	President
Dated:	February 12, 2009

APPENDIX A-1

Verification of Application and Statement of Fact

STATE OF NEW YORK	)
:ss.:
COUNTY OF NEW YORK	)

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Amended Application for an order, dated as of February 12, 2009 for and on behalf of IndexIQ ETF Trust; that he is the President of such trust, and that all actions taken by the other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

INDEXIQ ETF TRUST

By: /s/ Adam S. Patti
Name: Adam S. Patti
Title: President

Subscribed and sworn to before
me this 12th day of February, 2009

/s/ G. Xethalis

Notary Public:
My Commission expires: 2/2011

APPENDIX A-2

Verification of Application and Statement of Fact

STATE OF NEW YORK	)
:ss.:
COUNTY OF NEW YORK	)

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Amended Application for an order, dated as of February 12, 2009 for and on behalf of INDEXIQ ADVISORS LLC; that he is the Chief Executive Officer of such company; and that all actions taken by the other persons necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

INDEXIQ ADVISORS LLC

By: /s/ Adam S. Patti
Name: Adam S. Patti
Title: Chief Executive Officer

Subscribed and sworn to before
me this 12th day of February, 2009

/s/ G. Xethalis

Notary Public:
My Commission expires: 2/2011

APPENDIX A-3

Verification of Application and Statement of Fact

State of Colorado	)
:ss.:
County of Denver	)

In accordance with Rule 0-2(d) under the Act, the undersigned, being duly sworn, deposes and says that he has duly executed the attached Application for an order, dated as of February 12, 2009 for and on behalf of the Distributor; that he is the President of such company; and that all actions taken by shareholders, directors, trustees and other bodies necessary to authorize deponent to execute and file such instrument have been taken. Deponent further says that he is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

ALPS DISTRIBUTORS, INC.

By: /s/ Thomas A. Carter
Name: Thomas A. Carter
Title: President

Subscribed and sworn to before
me this 12th day of February, 2009

/s/ Patricia Lobato

Notary Public:
My Commission expires: 10/27/2012

APPENDIX B

Brief Description of the Initial FOF Funds and their Respective FOF Indexes

I. Names Of The Initial FOF Funds And Their Respective FOF Indexes

	The Initial FOF Funds	Name of FOF Index

1.	IQ Hedge Multi-Strategy Composite ETF	IQ Hedge Multi-Strategy Composite Index
2.	IQ Hedge Long/Short ETF	IQ Hedge Long/Short Equity Index
3.	IQ Hedge Macro ETF	IQ Hedge Global Macro Index
4.	IQ Hedge Event-Driven ETF	IQ Hedge Event-Driven Index
5.	IQ Hedge Market Neutral ETF	IQ Hedge Market Neutral Index

Description: The Trust is a standard equity trust providing for use of quantitative rules- based index methodologies for equity security selection and weightings.

Types of Securities Held in the Initial Funds: Shares of US Domiciled ETFs holding US Equity Securities as well as non-US domiciled Equity Securities and in some cases Depositary Receipts for such securities (including ADRs, EDRs and GDRs).

Strategy Name	Name of FOF Index	FOF Index Description

Multi-Strategy	IQ Hedge Multi-Strategy Composite Index	This Index seeks to replicate the risk-adjusted return
characteristics of a group of hedge funds employing a
Multi-Strategy Investment style. By attempting to
replicate the risk-adjusted return characteristics, this
Index attempts to generate substantially similar price
and yield performance and volatility results of a broad-
based hedge fund index. A hedge fund index can
include hedge funds that employ varying investment
styles, which may include long/short equity, global
macro, market-neutral, event-drive, fixed income
arbitrage, emerging markets and other strategies
commonly used by hedge fund managers.

Long Short	IQ Hedge Long/Short Equity Index	This Index seeks to replicate the risk-adjusted return
characteristics of a group of hedge funds employing a
Long/Short strategy. This strategy invests on both long
and short sides of equity markets. Hedge funds using
the strategy typically diversify their risks by limiting the net exposure to particular sectors, regions or market
capitalizations allowing them to focus on company
specific anomalies.

Global Macro	IQ Hedge Global Macro Index	This Index seeks to replicate the risk-adjusted return
characteristics of a group of hedge funds employing a
Global Macro strategy. This strategy typically employ
top-down macro analysis (such as political trends,
macroeconomics, etc.) to identify dislocations in equity,
fixed income, currency and commodity markets that are
expected to lead to large price movements.

Event Driven	IQ Hedge Event-Driven Index	This Index seeks to replicate the risk-adjusted return
characteristics of a group of hedge funds employing an
Event-Driven strategy. This strategy typically invests in
a combination of credit opportunities and event driven
equities.

Market Neutral	IQ Hedge Market Neutral Index	This Index seeks to replicate the risk-adjusted return
characteristics of a group of hedge funds employing a
Market Neutral strategy. This strategy invests in both
long and short positions in stocks while minimizing
exposure to the systematic components of risk. Hedge
funds using this strategy seek to have a zero “beta”
exposure to one or more systematic risk factors
including the overall market, economic sectors or
industries, market capitalization, region and country.
Hedge funds that effectively neutralize the market
exposure are not impacted by directional moves in the
market.

APPENDIX C

FOF Rule Book:

Rules-Based Process

Introduction

  This document sets forth the methodology for the Initial FOF Indexes and Initial FOF Indexes

  All of the FOF Indexes are calculated in real time by Standard & Poor’s Custom Indices Group and disseminated every 15 seconds.

METHODOLOGY FOR
IQ® HEDGE INDEXES

Last Updated: November 4, 2008

Introduction

  This document sets forth the methodology for the following indexes (the “Composite Indexes” and the “Sub Indexes” are collectively referred to as the “Indexes” and each an “Index”):

  Composite Indexes

    IQ® Hedge Multi-Strategy Composite Index (the “Multi-Strategy Composite Index”)
    IQ® Hedge Global Macro Index (the “Global Macro Index”)
    IQ® Hedge Market Neutral Index (the “Market Neutral Index”)

    Sub Indexes

    IQ® Hedge Emerging Markets Index (the “Emerging Markets Index”)
    IQ® Hedge Event-Driven Index (the “Event-Driven Index”)
    IQ® Hedge Fixed Income Arbitrage Index (the “Fixed Income Arb Index”)
    IQ® Hedge Global Macro Base Index (the “Global Macro Base Index”)
    IQ® Hedge Market Neutral Base Index (the “Market Neutral Base Index”)
    IQ® Hedge Long/Short Equity Index (the “Long/Short Index”)

  For each Index, IndexIQ uses a rules-based process to select individual Index Components (defined below) that, when combined together, produce an Index designed to replicate the risk-return characteristics of hedge funds generally, not individual hedge funds. This process is referred to as the “Hedge Fund Replication Process.” As set forth above, the Indexes fall into two categories. The first category is Sub Indexes – each of the Sub Indexes employs a Hedge Fund Replication Process that seeks to replicate the risk-adjusted return characteristics of the collective hedge funds within a particular hedge fund strategy. The second category is Composite Indexes – each of the Composite Indexes falls into one of two sub-categories. The first sub-category consists of Indexes that, like the Sub Indexes, seek to replicate the risk-adjusted return characteristics of the collective hedge funds within a particular hedge fund strategy. The second sub-category consists of one Index, the Multi-Strategy Composite Index, which seeks to replicate the risk-adjusted return characteristics of the overall hedge fund universe. However, in all cases, the Composite Indexes are constructed by combining two or more Sub Indexes in order to accomplish the replication objective. The combination of these Sub Indexes includes an optimization process, whereby Index Components are weighted, pursuant to a rules-based process, in an optimal manner in order to achieve particular investment objectives. Such investment objectives may include, but are not limited to, better replication results, or one or more of superior returns, low volatility, or low correlation relative to the broad equity markets.

  Each Sub Index seeks to replicate the risk-adjusted return characteristics of a particular hedge fund strategy as represented by publicly available hedge fund performance data (i.e., monthly returns of hedge fund indexes) provided by unaffiliated third parties (each a “Hedge Fund Style Series”). Such data is available from Credit Suisse Tremont Index LLC (“CS/T”) and Hedge Fund Research, Inc. (“HFR”). CS/T reports applicable hedge fund performance data on its web site (www.hedgeindex.com) and in press releases on approximately the 15th business day of every month. HFR reports applicable hedge fund performance data on its web site (www.hedgefundresearch.com) each business day.

  Each Composite Index is the combination of 2 or more of the six Sub Indexes and incorporates varying weighting methodologies depending on the type of Composite Index and its primary objective(s), as more fully described below.

  For any ETF based on a given Index, such Index will be calculated by Standard & Poor’s or another established and unaffiliated calculation agent prior to the launch of such ETF, and the Index value on a price basis will be disseminated every 15 seconds to the Securities Industry Automation Corporation (SIAC) so that such Index value can print to the Consolidated Tape.

Eligibility Requirements

  All of the Index components (collectively, the “Components”) are exchange-traded funds (ETFs) registered under the Investment Company Act of 1940 or other exchange-traded vehicles issuing equity securities (ETVs) organized in the U.S., each with at least $50 million in assets under management (“AUM”) as of the date of the annual Reconstitution (see below).

  All of the ETF and ETV Components are listed on one of the major U.S. exchanges (NYSE, NYSE Arca, Amex, Nasdaq).

Sub Index Construction Process

The process described below applies to each of the Sub Indexes.

Initial Selection of Components

  IndexIQ identifies all existing ETFs and ETVs that meet the Index Eligibility Requirements set forth above.

  IndexIQ calculates the correlation of the returns of each eligible ETF and ETV relative to the returns of each Hedge Fund Style Series.

  IndexIQ conducts an analysis whereby it utilizes the publicly-available description of the eligible ETFs and ETVs to identify which of these ETFs and ETVs correspond, based on overlap of investment strategy and/or asset class exposure, to each Hedge Fund Style Series that IndexIQ is seeking to replicate.

  IndexIQ assigns a score to each eligible ETF and ETV based on the extent of the overlap of investment strategy and/or asset class exposure described above, with 3 being high overlap, 2 being moderate overlap, and 1 being low overlap.

  IndexIQ adds the correlation and the score for each ETF and ETV and then ranks the ETFs and ETVs, from highest to lowest, based on the resulting values.

  To the extent that more than one ETF or ETV provides substantially the same investment strategy or asset class exposure, IndexIQ selects the ETF or ETV with the highest AUM level to be representative of such investment strategy or asset class exposure for back testing purposes (see below for a description of the back test process).

  In order to select the Sub Index Components pursuant to the back test process, IndexIQ includes in each Sub Index the ETFs and ETVs (the “Primary Back Test Components”) with the greatest relevance to the Hedge Fund Style Series, as calculated by the process described above.

  Using the Component Weightings process (as described below), IndexIQ conducts multiple back tests to calculate various statistics of a hypothetical Sub Index using the Primary Back Test Components in different combinations. (To the extent that an ETF or ETV did not exist during the back test period, IndexIQ uses the returns of the index underlying such ETF or ETV.)

  In order to choose which of the hypothetical Sub Indexes will constitute the actual Sub Index, IndexIQ examines the following statistics and assigns each a weight factor as follows:

Statistic*	Weight Factor
1-Year Return	12
3-Year Annualized Return	36
5-Year Annualized Return	60
1-Year Standard Deviation	8
3-Year Standard Deviation	24
5-Year Standard Deviation	40
Tracking Error (vs. Hedge Fund Style Series)	15
1-Year Correlation (vs. Hedge Fund Style Series)	10
3-Year Correlation (vs. Hedge Fund Style Series)	10
5-Year Correlation (vs. Hedge Fund Style Series)	10
Maximum Aggregate Short Position	N/A
3-Year Turnover	N/A

* For returns and standard deviation, the statistic is the absolute value of the difference between the hypothetical Sub Index and the Hedge Fund Style Series so that the statistic measures the similarity between the hypothetical Sub Index and the Hedge Fund Style

Series. The Correlation values are 100% less the correlation such that lower values indicate a higher level of positive correlation.

  IndexIQ excludes all hypothetical Sub Indexes that have 3-Year Turnover > 150% or Maximum Aggregate Short Positions > 50%.

  For each remaining hypothetical Sub Index, IndexIQ multiplies the statistic value times the weight factor to calculate its “back test score.”

  The hypothetical Sub Index that has the lowest back test score (the “Low Back Tested Index”) forms the basis for the final Sub Index.

Component Weightings

  For each Sub Index, IndexIQ calculates the constrained beta coefficients for each Primary Back Test Component from an ordinary least squares (OLS) regression where the dependent variable is the Hedge Fund Style Series return and the independent variables are the Sub Index Component returns.

  The beta coefficients are scaled so that the sum of all beta coefficients is 1.

  Beta coefficients can be either positive or negative indicating either a long or short exposure, respectively. For Primary Back Test Components that have negative coefficients, IndexIQ uses an inverse (i.e., 1x) or ultra inverse (i.e., > 1x) ETF or ETV, if available, to achieve negative exposure through a positive weight. If an inverse ETF or ETV does not exist or fails to meet the Eligibility Requirements, the coefficient for that Primary Back Test Component is set to 0. For those Primary Back Test Components for which an inverse ETF or ETV that meets the Eligibility Requirements exists, IndexIQ adjusts the magnitude coefficient of that Primary Back Test Component based on whether it is inverse or ultra inverse to get a similar effective exposure. In the event that both an inverse and an ultra inverse ETF or ETV exist and, at the same time, such ETFs or ETVs have substantially similar AUM levels, IndexIQ includes the ultra inverse ETF or ETV.

  The final Sub Index is comprised of its Primary Back Test Components of the Low Back Tested Index, as well as any other ETFs or ETVs that (i) meet the Eligibility Requirements and (ii) are substantially similar to the investment strategies and/or asset class exposures of such Primary Back Test Components. The Primary Back Test Components and the additional ETFs and ETVs, if any, are weighted within a given investment strategy or asset class in the final Sub Index proportionately based on their relative AUM levels.

  IndexIQ seeks to limit the sum of the weights of those Components that generate non-qualifying income under Subchapter M of the Internal Revenue Code to no more than 10% of the total Index weight.

Monthly Rebalance

  IndexIQ rebalances the Component weights for each Sub Index on a monthly basis pursuant to the process described in “Component Weightings” above.

  The monthly rebalance is effective after the close of the 2nd business day after the 15th day of each month or, in the event the 15th day is not a business day, after the close of the 2nd business day after the first business day following the 15th day.

Annual Reconstitution

  IndexIQ conducts an annual review of all Sub Index Components once a year during the first calendar quarter, with any change in Components (additions or deletions) (the “Reconstitution”) implemented during the second calendar quarter.

  The Reconstitution process is the same as the process described above under “Initial Selection of Components” with consideration given to new ETFs and ETVs that have been launched and/or existing ETFs and ETVs that have, since the last Reconstitution, met the Index Eligibility Requirements.

  To the extent the back testing process, with the addition or deletion of one or more ETFs and ETVs, yields better replication results than the existing Sub Index, as measured by “back test scores”, the Components of the given Sub Index are adjusted accordingly.

Composite Indexes Construction Process

The process described below applies to the Composite Indexes:

  The Multi-Strategy Composite Index is an optimized weighted composite of the six Sub Indexes, as more fully described below.

  The Global Macro Index is an optimized weighted composite of the Global Macro Base Index and the Emerging Markets Index, as more fully described below.

  The Market Neutral Index is an optimized weighted composite of the Market Neutral Base Index and the Fixed Income Arb Index, as more fully described below.

Initial Selection of Components

  The Components of each Composite Index include only the Components of the Sub Indexes underlying such Composite Index.

Component Weightings – Multi-Strategy Composite Index

  Each Sub Index weight in the Multi-Strategy Composite Index is determined by a linear program algorithm whose objective is to find the optimal combination of Sub Index weights that would have maximized the return, less the volatility, less the correlation to the broad equity markets of the Multi-Strategy Composite Index over the prior 12 months. The process uses the prior 12 month returns for each Sub Index as well as for the S&P 500 Index as inputs into the algorithm. The weight assigned to each Sub Index within the Multi-Strategy Composite Index is bounded between 0 and 33.3% and can change by no more than 10% each month.

  Each Component’s weight within the Sub Index is multiplied by the weight of such Sub Index within the Multi-Strategy Composite Index. The resulting values are summed across all Sub Indexes to determine each Component’s base weight in the Multi-Strategy Composite Index.

  Raw weights at the Sub Index level can be either positive or negative indicating either a long or short exposure, respectively. For Components in the Multi-Strategy Composite Index that have negative coefficients, IndexIQ uses an inverse (i.e., 1x) or ultra inverse (i.e., > 1x) ETF or ETV, if available, to achieve negative exposure through a positive weight. If an inverse ETF or ETV does not exist or fails to meet the Eligibility Requirements, the coefficient for that Component is set to 0. For those Components for which an inverse ETF or ETV that meets the Eligibility Requirements exists, IndexIQ adjusts the magnitude coefficient of that Component based on whether it is inverse or ultra inverse to get a similar effective exposure. In the event that both an inverse and an ultra inverse ETF or ETV exist and, at the same time, such ETFs or ETVs have substantially similar AUM levels, IndexIQ includes the ultra inverse ETF or ETV.

  The Components of the Multi-Strategy Composite Index include the Primary Back Test Components of the Low Back Tested Index for each Sub Index included in the Multi-Strategy Composite Index, as well as any other ETFs or ETVs that (i) meet the Eligibility Requirements and (ii) are substantially similar to the investment strategies and/or asset class exposures of such Primary Back Test Components. The Primary Back Test Components and the additional ETFs and ETVs, if any, are weighted within a given investment strategy or asset class in the final Multi-Strategy Composite Index proportionately based on their relative AUM levels. In addition, the Multi-Strategy Composite Index may include as Components Financial Instruments that provide substantially similar exposures as the Primary Back Test Components in the Low Back Tested Index for each Sub Index.

  IndexIQ seeks to limit the sum of the weights of those Components that generate non-qualifying income under Subchapter M of the Internal Revenue Code to no more than 10% of the total Index weight.

Component Weightings – Global Macro Index

  Each Sub Index weight in the Global Macro Index is determined by a linear program algorithm whose objective is to find the optimal combination of Sub Index weights that would have most closely matched the risk-adjusted returns of the equal weighted combination of the Global Macro Base Index and the Emerging Markets Index over the prior 12 months. The process uses the prior 12 month returns for each Sub Index. The weight assigned to each Sub Index within the Global Macro Index is bounded between 25% and 75% and can change by no more than 50% each month.

  Each Component’s weight within the Sub Index is multiplied by the weight of such Sub Index within the Global Macro Index. The resulting values are summed across both Sub Indexes to determine each Component’s base weight in the Global Macro Index.

  Raw weights at the Sub Index level can be either positive or negative indicating either a long or short exposure, respectively. For Components in the Global Macro Index that have negative coefficients, IndexIQ uses an inverse (i.e., 1x) or ultra inverse (i.e., > 1x) ETF or ETV, if available, to achieve negative exposure through a positive weight. If an inverse ETF or ETV does not exist or fails to meet the Eligibility Requirements, the coefficient for that Component is set to 0.
  For those Components for which an inverse ETF or ETV that meets the Eligibility Requirements exists, IndexIQ adjusts the magnitude coefficient of that Component based on whether it is inverse or ultra inverse to get a similar effective exposure. In the event that both an inverse and an ultra inverse ETF or ETV exist and, at the same time, such ETFs or ETVs have substantially similar AUM levels, IndexIQ includes the ultra inverse ETF or ETV.

  The Components of the Global Macro Index include the Primary Back Test Components of the Low Back Tested Index for each Sub Index included in the Global Macro Index, as well as any other ETFs or ETVs that (i) meet the Eligibility Requirements and (ii) are substantially similar to the investment strategies and/or asset class exposures of such Primary Back Test Components.
  The Primary Back Test Components and the additional ETFs and ETVs, if any, are weighted within a given investment strategy or asset class in the final Global Macro Index proportionately based on their relative AUM levels.

  IndexIQ seeks to limit the sum of the weights of those Components that generate non-qualifying income under Subchapter M of the Internal Revenue Code to no more than 10% of the total Index weight.

Component Weightings – Market Neutral Index

  Each Sub Index weight in the Market Neutral Index is determined by a linear program algorithm whose objective is to find the optimal combination of Sub

  Index weights that would have most closely matched the risk-adjusted returns of the equal weighted combination of the Market Neutral Base Index and the Fixed Income Arb Index over the prior 12 months. The process uses the prior 12 month returns for each Sub Index. The weight assigned to each Sub Index within the Market Neutral Index is bounded between 25 and 75% and can change by no more than 50% each month.

  Each Component’s weight within the Sub Index is multiplied by the weight of such Sub Index within the Market Neutral Index. The resulting values are summed across all Sub Indexes to determine each Component’s base weight in the Market Neutral Index.

  Raw weights at the Sub Index level can be either positive or negative indicating either a long or short exposure, respectively. For Components in the Market Neutral Index that have negative coefficients, IndexIQ uses an inverse (i.e., 1x) or ultra inverse (i.e., > 1x) ETF or ETV, if available, to achieve negative exposure through a positive weight. If an inverse ETF or ETV does not exist or fails to meet the Eligibility Requirements, the coefficient for that Component is set to 0.
  For those Components for which an inverse ETF or ETV that meets the Eligibility Requirements exists, IndexIQ adjusts the magnitude coefficient of that Component based on whether it is inverse or ultra inverse to get a similar effective exposure. In the event that both an inverse and an ultra inverse ETF or ETV exist and, at the same time, such ETFs or ETVs have substantially similar AUM levels, IndexIQ includes the ultra inverse ETF or ETV.

  The Components of the Market Neutral Index include the Primary Back Test Components of the Low Back Tested Index for each Sub Index included in the Market Neutral Index, as well as any other ETFs or ETVs that (i) meet the Eligibility Requirements and (ii) are substantially similar to the investment strategies and/or asset class exposures of such Primary Back Test Components.
  The Primary Back Test Components and the additional ETFs and ETVs, if any, are weighted within a given investment strategy or asset class in the final Market Neutral Index proportionately based on their relative AUM levels.

  IndexIQ seeks to limit the sum of the weights of those Components that generate non-qualifying income under Subchapter M of the Internal Revenue Code to no more than 10% of the total Index weight.

Monthly Rebalance

  The Component weights for the Composite Indexes are rebalanced on a monthly basis pursuant to the process described in “Component Weightings” above for each Composite Index.

  The monthly rebalance for the Composite Indexes is effective after the close of the 3rd business day of each month.

Annual Reconstitution

  The Reconstitution process carried out for the Sub Indexes, pursuant to which Sub Index Components may be added or deleted (see “Annual Reconstitution” under “Sub Index Construction Process” above), determines whether Components will be added to or deleted from the Composite Indexes.

Index Formula

  The following formula is used to calculate each Index:

Pi = Price of security i
IQWFi = IndexIQ Weight Factor
D = Divisor

Ongoing Maintenance

Dividends

  Dividend payments by Components are treated as if they are reinvested in the Indexes in calculating total returns for the Indexes.

Extraordinary Circumstances

  In the event of an extraordinary circumstance in which an Index Component no longer conforms to the objectives of a particular Index, the Index Committee may elect to eliminate the Component from the Index. In such a situation, the Index Committee will seek to find a replacement Component that best conforms to the objective of the Index pursuant to the process set forth above.

Base Date & Value

  The Base Date and Value of the Indexes is October 31, 2007 and 1000, respectively.

Rule Changes

  Any change in the Index rules may be made only following 60 days public notice published on the IndexIQ website at http://www.IndexIQ.com.

Index Committee

  The Indexes are maintained by the Index Committee. There are four members of the Index Committee. The Index Committee meets annually and as necessary on an ad hoc basis to make any extraordinary decisions regarding the Indexes.

Disclaimers

This document and the information included herein is proprietary to IndexIQ (“IIQ”) and is protected by copyright and other intellectual property laws. The unauthorized copying, redistribution, sale, retransmission or other transfer to a third party of this data, without the prior written consent of IIQ, is strictly prohibited.

Any use or exploitation of this document or the information included herein, for the purpose of creating any financial product or service which seeks to match the performance of the Indexes, or which otherwise is based on the Indexes, is not permitted unless a written license from IIQ has been obtained.

The information contained herein is provided for information purposes only. It is not intended as investment or transactional advice. IIQ does not guarantee the accuracy, completeness or timeliness of the information contained herein, makes no express or implied warranties with respect to such information, and shall have no liability for any damages, claims, losses or expenses caused by errors in such information, or for any decision made or action taken by any third party in reliance upon such information.

Investment products based on the Indexes are not sponsored, sold, endorsed or promoted by IIQ, and IIQ makes no representation regarding the advisability of investing in them. Past performance is not necessarily indicative of future results.

IIQ reserves the right to make changes to the information contained herein without further notice.